SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

ALPHARMA INC.
(Name of Subject Company)

ALPHARMA INC.
(Name of Person Filing Statement)

Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)

020813101
(CUSIP Number of Class of Securities)

Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East, Bridgewater, NJ 08807
(908) 566-3800
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

William R. Dougherty, Esq.
Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3026
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Alpharma Inc., a Delaware corporation (“Alpharma” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2008, as amended (the “Statement”), relating to the tender offer by Albert Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of King Pharmaceuticals, Inc., a Tennessee corporation (“King”), to purchase all of the issued and outstanding shares of the Company’s Class A Common Stock, par value $0.20 per share (the “Class A Common Stock”), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“the Rights”, and together with the Class A Common Stock, the “Shares”) issued pursuant to the Rights Plan, dated as of September 1, 2008 (the “Rights Plan”), by and between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”), at a purchase price of $37.00 per Share, net to the seller in cash, without interest, and subject to any required withholding of taxes and upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Purchaser with the SEC on September 12, 2008, as amended. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer”. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Purpose of Amendment

This Amendment No. 5 to Schedule 14D-9 is being filed by the Company in connection with the revised offer made by Purchaser pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of November 23, 2008, among the Company, King and Purchaser (the “Merger Agreement”). The purpose of this amendment is to amend and supplement Items 2, 3, 4, 7 and 8 in the Statement and to add additional exhibits to Item 9 and amend the exhibit index accordingly.

Item 2.	Identity and Background of Filing Person

Item 2 is hereby amended by inserting the following at the end thereof:

On November 24, 2008, the Company and King issued a press release announcing that the Company, King and Purchaser entered into the Merger Agreement pursuant to which King and Purchaser agreed, among other things, to amend the Offer to reflect the terms and conditions of the Merger Agreement. On December 8, 2008, King and Purchaser filed an amendment to their Schedule TO reflecting the terms of the Merger Agreement and filed an amended and restated offer to purchase reflecting the revised offer as exhibit (a)(1)(H) to Amendment No. 6 to their Schedule TO (the “Amended and Restated Offer to Purchase”). In the Amended and Restated Offer to Purchase, the Purchaser has offered to purchase all of the issued and outstanding Shares, at a purchase price of $37.00 per Share, net to the seller in cash, without interest, and subject to any required withholding of taxes (the “Offer Price”), subject to the terms and conditions set forth in the Amended and Restated Offer to Purchase. The value of the consideration offered in the Amended and Restated Offer to Purchase, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Revised Offer”.

The Revised Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, following consummation of the Revised Offer and subject to other conditions contained in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company shareholders if required by Delaware law, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share not tendered and purchased pursuant to the Revised Offer (other than Shares held by the Company, King, Purchaser or shareholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. The terms of the Merger Agreement are described in greater detail in Item 3 below and in Section 6 entitled “The Merger Agreement” in the Amended and Restated Offer to Purchase, which is being mailed to Company shareholders together with the Statement.

The initial expiration date for the Revised Offer is 5:00 p.m., New York City time, on Friday, December 19, 2008, subject to extension in certain limited circumstances as required or permitted under the Merger Agreement. Also, King may elect to conduct a subsequent offering period after the expiration of the

Revised Offer. During the subsequent offering period, if King elects to provide one, Shares not tendered and purchased prior to the expiration of the Revised Offer may be tendered to Purchaser for the Offer Price.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The introductory paragraph to Item 3 is hereby amended and restated in its entirety as follows:

Except (a) as disclosed in the Statement, as amended, (b) as disclosed in the Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended, attached as Annex II hereto and filed as exhibit (e)(8) to the Statement and incorporated herein by reference, or (c) as set forth in the excerpts from the Company’s 2008 Definitive Proxy Statement, dated March 28, 2008 filed as exhibit (e)(1) to the Statement (and incorporated herein by reference), as of the date of the Statement, to the knowledge of the Company, there is no material agreement, arrangement or understanding, or any actual or potential conflict of interest between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser, King or their respective executive officers, directors or affiliates.

Item 3 is hereby further amended by inserting the following at the end of the section entitled “Cash Consideration Payable Pursuant to the Offer and the Merger”:

If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Revised Offer, they would receive the same cash consideration per Share on the same terms and conditions as other shareholders of the Company. If the directors and executive officers were to tender all of their 54,517 Shares owned by them as of December 3, 2008 for purchase pursuant to the Offer and those Shares were purchased by the Purchaser for the Offer Price, the directors and executive officers would receive an aggregate of $2,017,129 in cash. As discussed below under “Item 4. — The Solicitation or Recommendation”, to the knowledge of the Company, all of the Company’s directors and executive officers currently intend to tender all of their Shares for purchase pursuant to the Amended and Restated Offer to Purchase.

As of December 3, 2008, the directors and executive officers of the Company held options to purchase 909,393 Shares, 205,850 of which were vested and exercisable as of that date, with exercise prices ranging from $11.17 to $31.62 and an aggregate weighted average price of $23.73 per share. Immediately upon a change of control of the Company as would occur if the Revised Offer is consummated, 703,543 unvested options to purchase Shares of the Class A Common Stock held by the directors and executive officers will fully vest. If the Merger is consummated following the Offer, the directors and officers will receive cash consideration equal to the product of the number of vested options they own and the difference between the Offer Price and the exercise price of the options. Immediately upon consummation of the purchase of all or substantially all of the Shares by Purchaser or upon termination (other than for cause) of the directors and executive offices following a change of control such as that contemplated by the Revised Offer, an aggregate of 432,019 shares of restricted stock (including restricted stock units payable in stock) held by directors and executives officers as of December 3, 2008 would fully vest.

Item 3 is hereby further amended by inserting the following at the end thereof:

Merger Agreement

A summary of the Merger Agreement is contained in Section 6 entitled “The Merger Agreement” in the Amended and Restated Offer to Purchase, which is being mailed to Company shareholders together with the Statement. The summary of the Merger Agreement contained in the Amended and Restated Offer to Purchase is incorporated herein by this reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as exhibit (e)(9) to the Statement and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

Item 4 is hereby amended by amending and restating the paragraphs under the heading“Solicitation/Recommendation” as follows:

After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement (including the terms and conditions of the Revised Offer and the Merger) in consultation with the Company’s financial and legal advisors, the full Board of Directors unanimously determined at a meeting on November 23, 2008 that the terms of the Revised Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company’s shareholders, and the Board of Directors unanimously approved and declared advisable the Revised Offer, the Merger and the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s shareholders accept the Revised Offer, tender their Shares to Purchaser for purchase pursuant to the Revised Offer and, if required by applicable Delaware law, consent to the adoption of the Merger Agreement.

Item 4 is hereby further amended by amending and restating the paragraphs under the heading “Background of the Offer” as follows:

From time to time in the past, the Company has studied potential business combination transactions and received expressions of interest from other companies seeking to undertake a strategic transaction involving the Company, including a potential sale of the Company. In connection with evaluating certain of such potential transactions, the Company, together with the assistance of its financial advisor, Banc of America Securities LLC (“Banc of America Securities”), had undertaken a review of the Company’s business, financial condition and prospects and updated that review from time to time.

On July 11, 2008, Brian A. Markison, the Chairman, President and Chief Executive Officer of King, informally inquired of Dean J. Mitchell, the President and Chief Executive Officer of the Company, as to whether the Company would be interested in pursuing a business combination with King. Mr. Markison did not provide an indication of value. Mr. Mitchell responded that the Board of Directors was not actively exploring a sale of the Company and was pursuing its long-term strategic plan. Nevertheless, Mr. Mitchell indicated that the Company’s Board of Directors would consider any proposal that properly reflected the inherent value of the Company and that, based on the Company’s prior business reviews and its confidence in its strategic plan and the value it would deliver, a very significant premium would be justified. Mr. Mitchell informally indicated to Mr. Markison that a sum of the parts valuation of the Company implied a range of $41.00 to $45.00 per Share. After this conversation, Mr. Mitchell contacted the Company’s Chairman, Peter G. Tombros, to inform him of Mr. Markison’s proposal. Messrs. Tombros and Mitchell agreed to inform the other directors of Mr. Markison’s proposal at the Company’s upcoming Board meeting.

On July 15, 2008, Mr. Markison informally told Mr. Mitchell of King’s continued interest in pursuing a transaction with the Company. Mr. Mitchell advised Mr. Markison that the Company was having a board meeting the following week and he would discuss the matter with the Board.

On July 25, 2008, the Board of Directors of the Company met to discuss several matters, including King’s indication of interest in acquiring the Company.

On July 28, 2008, Mr. Mitchell telephoned Mr. Markison and stated that he had discussed the matter with the Company’s Board of Directors. Mr. Mitchell reiterated that the Company’s position had not changed since his initial conversation with Mr. Markison on July 11, 2008. Mr. Mitchell also reiterated that any serious offer should reflect a significant premium.

On July 31, 2008, Mr. Markison informed Mr. Mitchell that King was interested in acquiring all of the outstanding Shares of the Company at a price of $33.00 per Share in cash, subject to, among other conditions, satisfactory completion of due diligence and receipt of all regulatory approvals. Mr. Mitchell told Mr. Markison that he would bring the matter to the Company’s Board of Directors.

Shortly after Mr. Mitchell’s discussion with Mr. Markison, the Company contacted its financial advisor Banc of America Securities and requested that it assist the Company in updating its review of the Company’s long-term strategic plan and its review of strategic alternatives and in evaluating and responding to King’s proposal.

On August 1, 2008, the full Board of Directors of the Company met to discuss several matters, including consideration of King’s continued desire to pursue a business combination with the Company. After discussion, the Board unanimously concluded that it could not offer a response to King’s proposal until the offer was more fully evaluated by the Company with the assistance of its outside financial advisor. The Board authorized Mr. Mitchell to call Mr. Markison and advise that the Company would be reviewing the proposal in light of its own assessment of the valuation of the Company and other alternatives and would respond to the proposal at a later time. Shortly thereafter, Mr. Mitchell called Mr. Markison to inform him of the Board’s decision.

On the morning of August 5, 2008, Mr. Mitchell received a call from Mr. Markison in which Mr. Markison reiterated King’s interest in acquiring all of the outstanding Shares of the Company at a price of $33.00 per Share in cash and informed Mr. Mitchell that King would be confirming its proposal in writing. Shortly after the call on August 5, 2008, Mr. Mitchell received a letter from Mr. Markison the text of which is as follows:

August 4, 2008

Mr. Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

Dear Mr. Mitchell:

As you know from our conversations beginning on July 11, 2008, King Pharmaceuticals, Inc. (“King”) has been interested for some time in pursuing a business combination with Alpharma Inc. (“Alpharma”). We are pleased to make the following proposal regarding a possible business combination between King and Alpharma.

We believe that a combination of our businesses would best enable both companies to successfully address the challenges facing our industry today. We believe the complementary aspects of our companies’ products and pipelines, customers and research capabilities would enable the combined entity to be an even more effective competitor, thus making the King-Alpharma combination attractive from a strategic standpoint.

We are prepared to pursue the acquisition of all of the outstanding shares of Alpharma common stock for $33.00 per share in cash. This price represents a 49% premium over the closing share price for Alpharma common stock on August 4, 2008, and a premium of 40% over the 1-month average. We believe this proposal is compelling for Alpharma and its shareholders, and provides a unique opportunity for Alpharma’s shareholders to realize full and immediate value.

Our Board has authorized this proposal, and we are ready to move forward expeditiously. We have conducted diligence relating to Alpharma based on publicly available information, and we have retained Credit Suisse Securities (USA) LLC as our financial advisor and Dewey & LeBoeuf as our legal advisor. Our proposal is conditioned upon, among other things, the negotiation and execution of mutually acceptable definitive transaction documents containing provisions customary for transactions of this type, including the receipt of any required regulatory and third party approvals and consents.

We are prepared to meet with you or your representatives at your earliest convenience to discuss our proposal in detail, begin confirmatory due diligence and the negotiation of definitive transaction documents, which we are confident could be concluded within four weeks. Please note that our proposal is not subject to any financing contingencies, and we are committed to cooperating with Alpharma to obtain all necessary regulatory approvals so that the proposed business combination between King and Alpharma can be consummated in a timely manner.

We hope that you and your Board of Directors will view this proposal as we do — an excellent opportunity for the stockholders of Alpharma to realize full value for their shares to an extent not likely to be available to them in the marketplace. We are prepared to discuss all aspects of our proposal fully with you, including the structure and economics. We also have great respect for your organization and would hope to retain as many of your employees as possible, thus combining the strengths and competencies of Alpharma’s employees into our enlarged company.

We trust that you will agree that the best way to proceed at this point would be to begin confidential, non-public discussions to see if we can negotiate a transaction that can be presented to your stockholders as the joint effort of King’s and Alpharma’s Boards of Directors and managements. At this point, therefore, we expect that this letter and its contents will remain private.

We trust that you and your Board of Directors will give this proposal prompt and serious consideration. We request a response as soon as possible, and no later than the close of business on Tuesday, August 12, 2008.

We look forward to hearing from you.

Very truly yours,

Brian A. Markison
Chairman, President and Chief Executive Officer

cc:	Mr. Thomas J. Spellman III, Corporate Secretary for the attention of Mr. Peter G. Tombros, Chairman of the Board

Shortly after receipt of the letter, the Company retained Simpson Thacher & Bartlett LLP (“Simpson Thacher”) as legal advisor in connection with King’s proposal.

On August 7, 2008, Mr. Mitchell informed Mr. Markison that the Company had retained Banc of America Securities as its financial advisor and that the Company was studying the King proposal with its advisors.

Also on August 7, 2008, representatives of Banc of America Securities contacted representatives of King’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”), and stated that Banc of America Securities was acting as the Company’s financial advisor and that the Company intended to hold a board meeting to discuss King’s proposal but did not specify a date for such meeting, other than that it would be later during the month of August. On August 12, 2008, a representative of Credit Suisse contacted a representative of Banc of America Securities to inquire as to when the Company would respond to King’s proposal. The representative of Banc of America Securities indicated that the Company’s board meeting would occur during the week of August 18, 2008 and that the Company would respond after such board meeting had taken place.

The Board of Directors met on August 18, 2008, with certain representatives of the Company’s management, Banc of America Securities and Simpson Thacher to discuss and evaluate the King proposal. Following an overview given by Mr. Mitchell to the Company’s Board of Directors of the recent discussions between Mr. Mitchell and Mr. Markison and the details of Mr. Markison’s letter, representatives of Simpson Thacher provided a detailed review of the fiduciary duties of a board of directors upon receipt of an unsolicited proposal such as the one received from King, and reviewed with the Board certain actions that shareholders of the Company were permitted to take pursuant to the Company’s certificate of incorporation and bylaws. Representatives of Banc of America Securities reviewed with the Board a preliminary financial analysis of the Company based on the Company’s strategic plan and other factors. The Board of Directors carefully considered this update as well as the Company’s business, financial condition and prospects, the terms of the King proposal, the nature and timing of the proposal, the Company’s strategic plan and other business opportunities. After a lengthy discussion, the Board unanimously determined that King’s offer to acquire the Company for $33.00 per Share was inadequate from a financial point of view and not in the best interest of the Company’s shareholders but that the Board would be prepared to enter into further discussions if King were to offer a price in excess of $40.00 per Share. The Board instructed Mr. Mitchell to orally inform Mr. Markison of the Board’s determination.

On the morning of August 21, 2008, Mr. Mitchell contacted Mr. Markison via telephone to inform Mr. Markison of the Board of Director’s decision with respect to King’s offer, stating that the Board of Directors had determined that King’s offer was inadequate from a financial point of view, not in the best interest of the Company’s shareholders and did not reflect the inherent value of the Company. Mr. Mitchell further stated that the Board was not actively exploring a sale of the Company, but also noted that the Company would consider seriously any bona fide proposal that reflected the fair value of the Company, which the Board believed was at a price in excess of $40.00 per Share. Mr. Markison indicated that King was not currently willing to offer a price significantly higher than the current offer.

Following the discussion between Messrs. Mitchell and Markison, later that day on August 21, 2008, representatives of Banc of America Securities spoke via telephone with representatives of Credit Suisse regarding the King offer and the conversation that had taken place earlier that day between Messrs. Mitchell and Markison. Representatives of Banc of America Securities reiterated Mr. Mitchell’s earlier statement that the Company was not for sale and that the Company would consider seriously any bona fide proposal that reflected the fair value of the Company, which would be at a price in excess of $40.00 per Share. Representatives of Credit Suisse stated that King was unwilling to offer a higher price to the Company absent the ability to conduct due diligence, and further that King was unwilling to execute any confidentiality agreement in connection with a due diligence review that included a “standstill” provision. After a further discussion with the Company’s management and its legal advisors, representatives of Banc of America Securities affirmed to Credit Suisse the Company’s position that it would be unwilling to provide King with due diligence materials absent execution of a confidentiality agreement with customary terms, including a “standstill” provision.

Later in the evening on August 21, 2008, a representative of Credit Suisse contacted a representative of Banc of America Securities and stated that King would be sending a letter to Mr. Mitchell confirming in writing its proposal to acquire all outstanding Shares of the Company for $33.00 per Share in cash and going public with the letter on August 22, 2008. After this discussion, Mr. Markison contacted Mr. Mitchell in the evening on August 21, 2008 and confirmed that King would be making its proposal public the following day.

Below is the text of the letter that was sent on August 22, 2008 to Mr. Mitchell and the Company’s Board of Directors:

Mr. Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

Dear Mr. Mitchell:

As conveyed to you in conversations beginning in July and again in our letter dated August 4, 2008, the Board of Directors and management of King Pharmaceuticals, Inc. (“King”) believe that a combination of King and Alpharma Inc. (“Alpharma”) presents an exciting opportunity to create significant value for our respective stockholders. The complementary aspects of our companies’ products, pipelines, customers and capabilities would create greater scale and improved efficiencies, allowing the combined entity to compete more effectively in the future. We are disappointed that you have declined our proposal.

As previously stated, King is willing to pursue the acquisition of all of the outstanding shares of Alpharma common stock for $33.00 per share in cash. This price represents a 37% premium over the closing price of Alpharma common stock on August 21, 2008, the last trading day prior to public disclosure of King’s proposal, a 49% premium over the closing price of Alpharma common stock on August 4, 2008, the date of King’s initial written offer to Alpharma, and a premium in excess of approximately 38% over Alpharma’s average closing price during the one, three and twelve-month periods ended August 21, 2008. We are convinced that our proposal provides a unique opportunity for Alpharma’s stockholders to realize full and immediate value. Our proposal is not conditioned on financing.

Our Board has authorized this proposal and we are ready to move forward expeditiously. As mentioned to you previously, we have conducted due diligence relating to Alpharma based on publicly available information and we have retained Credit Suisse and Wachovia Securities as our financial advisors and Dewey & LeBoeuf LLP as our legal advisor. Our proposal is conditioned upon, among other things, the negotiation and execution of mutually acceptable definitive transaction documents containing provisions customary for transactions of this type, including the receipt of any required regulatory and third party approvals and consents.

We remain ready to meet with you and your representatives at your earliest convenience to discuss our proposal in detail and conduct confirmatory due diligence, to negotiate definitive transaction documents and to obtain all necessary regulatory approvals.

We hope that you and your Board of Directors will reconsider this proposal and view it as we do — an excellent opportunity for the stockholders of Alpharma to realize full value for their shares to an extent not likely to be available to them in the marketplace. We are prepared to discuss all aspects of our proposal with you, including structure and economics. We have great respect for your organization and would expect to combine the strengths and competencies of Alpharma’s employees into our company.

We continue to prefer to work together with you and your Board to complete a negotiated transaction, and we are prepared to commit all necessary resources to do so. If we are unable to negotiate a transaction, we are prepared to take this offer directly to your stockholders.

We trust that you and your Board of Directors will give this proposal serious consideration. We would appreciate your prompt reply to our proposal.

We look forward to your prompt and favorable response.

Very truly yours,

Brian A. Markison
Chairman of the Board,
President and Chief Executive Officer

cc: To the attention of Alpharma Inc.’s Board of Directors
Mr. Peter G. Tombros, Chairman of the Board
Mr. Finn-Berg Jacobsen, Director
Mr. Peter Ladell, Director
Mr. Ramon Perez, Director
Mr. David U’Prichard, Director

On the morning of August 22, 2008, the entire Board of Directors met with the Company’s management and financial and legal advisors to discuss the status of the King offer, including the letter from Mr. Markison that had been released publicly earlier that morning reiterating King’s offer to acquire the Company at $33.00 per Share and the conversations that had taken place the prior day between Messrs. Mitchell and Markison and representatives of the Company’s and King’s respective financial advisors. The Board of Directors carefully considered the Company’s business, financial condition and prospects and the terms of the King proposal. Following further discussion by the Board of Directors, the Board unanimously reaffirmed its view that the current $33.00 per Share offer from King was inadequate from a financial point of view and not in the best interest of shareholders. In addition, the Board of Directors discussed generally various strategic alternatives and business opportunities that might be available to the Company, as well as the Company’s current ongoing strategic plan. Following this discussion, the Board of Directors discussed with its legal advisors the possibility of adopting a shareholder rights plan, and the benefits (and the corresponding risks) that adoption of such a rights plan might provide the Company in light of the outstanding King offer and the absence of customary takeover defenses in place at the Company that could serve to provide the Board with more time to negotiate with King or to review other potential strategic alternatives.

Following the Company’s Board meeting, on August 22, 2008, Mr. Mitchell responded to Mr. Markison in a letter, which the Company then made publicly available in a press release. The full text of the letter follows:

August 22, 2008

Mr. Brian A. Markison
Chairman of the Board,
President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620

Dear Mr. Markison:

Our Board has received your letter, which you also made public earlier today, outlining King Pharmaceuticals’ unsolicited, non-binding proposal to acquire Alpharma for $33.00 per share in cash.

As you know, since you first approached me in July expressing King’s interest in a potential acquisition of our Company, I indicated, even as late as this week, that while Alpharma is not for sale and we are encouraged by our future prospects, we would consider seriously any bona fide proposal that reflected the fair value of our Company.

You have now made three non-binding acquisition proposals, including today’s, all at the price of $33.00 per share. In consultation with its financial and legal advisors, our Board of Directors has carefully reviewed your proposals over the course of several meetings. As I communicated to you, the Board unanimously believes that the $33.00 per share proposal is inadequate and does not reflect the Company’s inherent value. Accordingly, we would not accept an acquisition of Alpharma at the price you are proposing.

That said, our Board takes its fiduciary duties seriously and is deeply committed to enhancing value for our shareholders. It is in that spirit that we offered to provide you with a due diligence opportunity so that we could demonstrate to you the fair and appropriate value for Alpharma. However, you declined to enter into a customary confidentiality agreement that would enable us to have an orderly evaluation process and ensure that we are able to protect the long-term interests of our shareholders. As you are well aware, a confidentiality agreement will enable us to provide non-public information that we firmly believe will demonstrate that $33.00 per share significantly undervalues Alpharma. A confidentiality agreement is also very important for us to protect sensitive, non-public information when it is being disclosed to a direct competitor.

Our Board has deep confidence in Alpharma’s future and believes we are executing well on our strategic plan. We also believe there are a number of near-term events surrounding EMBEDAtm that will drive increased value for our shareholders in addition to the potential value of the rest of our pipeline. We are currently in a phase of investment for the Company, which we are confident will create significant value for our shareholders and do not believe is reflected in your proposal.

We are willing to entertain a proposal from you that we believe more appropriately values the Company. To that end, we remain open to discussions with you at a price that we believe reflects the inherent value of Alpharma as well as the significant benefits, as your letter and comments to investors earlier today describe, that would accrue to King as a result of the transaction. If you have an interest in engaging in a dialogue on that basis, please contact me at your earliest convenience.

Sincerely,

Dean J. Mitchell
President and Chief Executive Officer

On August 27, 2008, the entire Board of Directors of the Company held a meeting with members of management and representatives of the Company’s legal and financial advisors to discuss recent developments and the Company’s ongoing strategic plan, including further discussion of the potential adoption of a shareholder rights plan. Representatives of Simpson Thacher presented a form of shareholder rights plan, discussed with the Board the terms and conditions of a shareholder rights plan and reviewed the Board’s fiduciary duties in connection with the adoption of a shareholder rights plan. Representatives of Banc of America Securities reviewed with the Board an exercise price analysis in connection with the shareholder rights plan. Mr. Mitchell and representatives of Banc of America Securities also updated the Board on multiple expressions of interest in the Company that, following King’s public disclosure of its proposal, third parties had conveyed to representatives of Banc of America Securities or to the Company directly on an unsolicited basis.

On August 28, 2008, the full Board of Directors of the Company met to discuss recent developments and ongoing activities at the Company in light of the King offer. Mr. Mitchell informed the Board that King had notified the Company in writing of its intent to make a Hart-Scott-Rodino filing to pursue antitrust clearance for its proposed transaction. The Board authorized Banc of America Securities to contact certain third parties that were determined to be potentially interested in exploring a business combination with the Company, including those that had already conveyed expressions of interest as well as additional parties, to gauge interest in a potential transaction with the Company should the Company decide to pursue a potential transaction. The Board also discussed with its advisors the need to protect shareholder interests by incentivizing the general workforce to remain focused during the uncertainty created by the King offer and a potential sale process. To that end, the Board unanimously approved the implementation of a severance plan that had been reviewed and recommended by the Company’s compensation committee providing all employees other than the Company’s executive officers with a payment equal to six months’ base salary in the event of certain terminations after a change of control of the Company. The Board further discussed the desirability of retaining certain key employees of the Company in light of the King offer and re-commenced discussions undertaken by the Company’s Board of Directors and previously studied by the compensation committee earlier in the year regarding possible amendments to the Company’s Executive Change in Control Plan.

On September 1, 2008, the full Board of Directors of the Company held a meeting with members of management and representatives of the Company’s legal and financial advisors to discuss the recent developments relating to the King offer. As part of this discussion, representatives from Banc of America Securities and Simpson Thacher had a further discussion with the Board regarding the adoption of a shareholder rights plan, the form of which had been previously presented by Simpson Thacher. Representatives of Banc of America Securities then reviewed with the Board Banc of America Securities’ exercise price analysis relating to the shareholder rights plan. The Board and its advisors discussed that the adoption of a shareholder rights plan would not preclude a change of control transaction, but would rather provide the Board with additional time and flexibility in the face of the King offer to explore various strategic alternatives to enhance shareholder value and/or to consider any offers, including the King offer, to acquire the Company. The Board and its legal and financial advisors also discussed the fact that a consent solicitation process to remove and replace the incumbent Board could be initiated in a relatively short time-period by shareholders who were dissatisfied with the implementation of the rights plan. Representatives of Simpson Thacher reviewed with the Board its fiduciary duties, including its duties in the context of the adoption of a shareholder rights plan and its fiduciary duties in the context of a sale or break-up of the Company. Following the discussion, the Board unanimously adopted a limited duration shareholder rights plan. Based on the recommendation of the Board’s compensation committee, a presentation by the Company’s outside benefits consultant and advice from Simpson Thacher, the Board also unanimously adopted certain modifications to the Company’s Executive Change in Control Plan.

On September 2, 2008, the Company issued a press release announcing the adoption of the Rights Plan and filed a Current Report on Form 8-K regarding the amendments made to the Executive Change in Control Plan.

Later on September 2, 2008, representatives of Credit Suisse contacted representatives of Banc of America Securities via telephone to inform them that King was contemplating an increase in their offer to acquire all outstanding Shares to a price of $37.00 per Share, subject to the opportunity to conduct due diligence without entering into a “standstill” agreement, and that the Company would receive confirmation of the increase in price in several days.

On September 2, 2008, Mr. Mitchell had a meeting with the Chief Executive Officer of Company X. During the meeting, the Chief Executive Officer of Company X indicated an interest in pursuing a negotiated business combination between the Company and Company X.

On September 3, 2008, the full Board of Directors of the Company held a meeting with members of management and representatives of the Company’s legal and financial advisors to discuss updates on the King offer and third party interest in a potential business combination with the Company. As part of this discussion, the Board discussed King’s indication of a potential willingness to increase its offer to $37.00 per Share and Banc of America Securities reported on preliminary interest expressed by third parties in a potential transaction with the Company. Mr. Mitchell informed the Board about his September 2, 2008 meeting with the Chief Executive Officer of Company X and in Company X’s interest in a business combination with the Company. After these discussions, the Board unanimously determined that: (1) the Company should initiate a process to explore all strategic alternatives, including a potential sale of the company, and Banc of America Securities should more formally contact third parties that could have an interest in a potential business combination with the Company, (2) Banc of America Securities should deliver a message to King that the Company was planning to initiate an auction process as part of its review of strategic alternatives and, in light of its proposal at a price of $37.00 per Share, King would be invited to participate in that process if they signed a confidentiality agreement which would not include a “standstill” provision; however, a price in excess of $40.00 per Share would be required for the Company to forego a process that would allow the Company to seek to obtain the highest value reasonably attainable under the circumstances for their shareholders and (3) Mr. Mitchell should communicate back to the chief executive from Company X the Board’s interest in better understanding the structure and per Share value to be offered in connection with a potential transaction.

On September 4, 2008, a representative of Credit Suisse contacted a representative of Banc of America Securities and communicated that King would consider increasing its offer price to $37.00 per Share.

Later in the afternoon on the same day, a representative of Banc of America Securities communicated to a representative of Credit Suisse that, if King submitted an offer in writing at $37.00 per Share, the Company would be willing to enter into discussions and due diligence with King, that the Company would not require a “standstill” provision as part of a confidentiality agreement with King, and that King would be part of an auction process that would include other potential bidders for the Company. During that conversation, Credit Suisse indicated that King was likely to be unwilling to enter into an auction process, as King wanted to, and believed it could, complete its due diligence review more quickly than an auction process would require.

Representatives of Credit Suisse contacted representatives of Banc of America Securities later on the same day and confirmed that King was not willing to participate in an auction process. A representative of Credit Suisse informed Banc of America Securities that King would be willing to enter into a merger agreement at $37.00 with a “go-shop” mechanism that permitted the Company to solicit other bids during a limited time period after signing a definitive agreement with King and subject to a break-up fee.

On the morning of September 6, 2008, the full Board of Directors of the Company held a meeting with members of management and representatives of the Company’s legal and financial advisors to discuss King’s offer of $37.00 per Share, Company X’s continued interest and the status of outreach efforts to third parties as well as interest expressed by certain of these parties. After a lengthy discussion and following presentations by the Company’s management and the Board’s financial and legal advisors, the Board unanimously reaffirmed that at a price of $37.00 per Share it would be willing to engage in discussions with, and provide due diligence to, King as part of an auction process, but that King would have to raise its offer to $40.00 per Share to induce the Board to sign a merger agreement in lieu of conducting an auction process. The Board authorized Banc of America Securities to communicate this response to Credit Suisse.

On September 8, 2008, King responded through Credit Suisse that it would not be willing to raise its offer price.

At a meeting of the Board of Directors of the Company on September 8, 2008 at which all of the directors were present, the Board met with members of management and representatives of the Company’s legal and financial advisors to discuss the King offer and expressions of interest received from third parties. Representatives of Banc of America Securities and Mr. Mitchell informed the Board that Company X had informed the Company and Banc of America Securities that it was preparing to submit a written preliminary indication of interest relating to a potential business transaction with the Company in a day or two. Representatives of Banc of America Securities and Mr. Mitchell further stated that, based on the prior discussions with Company X, they each believed that the indication of interest submitted by Company X would be at a price in excess of $37.00 per Share. The Board and its advisors also discussed the potential chilling effect that a go-shop and break-up fee merger structure with King could have on the willingness of potential bidders for the Company (including Company X and other parties) to pursue a possible transaction with the Company at a per share value in excess of $37.00. Following discussion and consideration, the Board unanimously determined that it would not be in the best interests of the Company’s shareholders to enter into a merger agreement at $37.00 per Share with a “go-shop” provision in lieu of conducting an auction process but resolved that it would be willing to consider moving to an accelerated process with King if King were willing to raise its offer to $39.00 per Share.

On September 9, 2008, representatives of Banc of America Securities informed representatives of Credit Suisse of the Board’s decision and counteroffer. Later that day, representatives of Credit Suisse informed representatives of Banc of America Securities that King was not prepared to raise its offer and encouraged the Company to reconsider its position.

On September 10, 2008, the full Board of Directors of the Company met with members of management and representatives of the Company’s legal and financial advisors. Mr. Mitchell informed the board that the Company had received a written preliminary indication of interest from Company X for a business combination contingent on due diligence, with the proposed merger consideration to be a mixture of cash and equity in Company X, valued in total in the range of $38.00 to $42.00 per Share. The Board unanimously agreed to continue to invite King to participate in its sale process at $37.00 per Share, but was not prepared to move forward with King on an accelerated basis at such price level. The Board also unanimously agreed that outbound efforts to encourage other potential bidders to participate in an auction process should move forward expeditiously and the Company should enter into a confidentiality agreement with Company X and allow Company X to promptly initiate due diligence following receipt of its preliminary indication of interest letter.

On September 10, 2008, representatives of Banc of America Securities informed representatives of Credit Suisse that the Company’s position remained unchanged from the day before. Later that evening, a representative of Credit Suisse informed a representative of Banc of America Securities that King was planning to launch a tender offer to acquire all of the outstanding Shares at $37.00 per Share in cash, unless the Company reconsidered its position.

On September 11, 2008, Mr. Markison sent the following letter to Mr. Mitchell and to the Company’s Board of Directors and issued a press release announcing its intention to commence a tender offer to acquire all of the outstanding Shares at $37.00 per Share in cash:

Mr. Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

Dear Dean:

I am disappointed that you and your Board of Directors have rejected our enhanced offer.

In light of your decision, we have decided to publicly disclose our latest proposal to acquire all of the outstanding shares of Alpharma Class A Common Stock at a price of $37 per share in cash and to take this offer directly to your stockholders. This price represents a premium of 67% over the closing price of the Alpharma Class A Common Stock on August 4, 2008, the date of King’s initial private written proposal to Alpharma, and premium of 54% over the closing price on August 21, 2008, the last trading day prior to public disclosure of King’s initial proposal. We believe this is a compelling offer that your stockholders will find extremely attractive.

Since early July of 2008, I have attempted to engage Alpharma’s management and Board of Directors in a substantive discussion of the merits of a negotiated business combination between King and Alpharma, without result.

In our latest private offer of $37 per share in cash, we stated that we were prepared to enter into a merger agreement containing a “go-shop” provision whereby Alpharma would be permitted, after signing, to actively solicit third-party offers during an agreed-upon period of time. You have also declined this offer.

While we would prefer to work cooperatively with you and your Board to complete a negotiated transaction, our Board of Directors has authorized management to commence a tender offer to purchase all of the outstanding shares of Class A Common Stock of Alpharma for $37 per share in cash, which we intend to do promptly.

As you know we have retained Credit Suisse and Wachovia Securities as our financial advisors and Dewey & LeBoeuf LLP as our legal advisor to assist in completing this transaction. King and its advisors are ready to meet with you and your representatives to complete the transaction promptly.

I hope to hear from you soon.

Very truly yours,

Brian Markison
Chairman of the Board,
President and Chief Executive Officer

cc: To the attention of Alpharma Inc.’s Board of Directors
Mr. Peter G. Tombros, Chairman of the Board
Mr. Finn-Berg Jacobsen, Director
Mr. Peter Ladell, Director
Mr. Ramon Perez, Director
Mr. David U’Prichard, Director

On September 11, 2008, the Company issued a press release urging its shareholders to take no action with respect to the King tender offer, when commenced, until the Company’s Board of Directors had issued its recommendation and announcing the Board had initiated a process to explore all strategic alternatives, including a possible sale of the Company. The Board also continued to review the Company’s business plans, growth prospects and operating environment.

On September 12, 2008, King filed the Schedule TO with the SEC, commencing the Offer, and filed a Complaint for declaratory and injunctive relief in Delaware Chancery Court against the Board of Directors for breach of fiduciary duty.

Later on September 12, 2008, the full Board of Directors held meetings with the Company’s management and its financial and legal advisors to evaluate the Offer, the Board’s fiduciary duties in the context of the Offer and various strategic alternatives, including a potential sale of the Company, and business opportunities available to the Company. The Board also continued to review the Company’s business plans, growth prospects and operating environment and the status of the auction process that the Company was undertaking.

On September 18, 2008, the full Board of Directors again held meetings with the Company’s management and its financial and legal advisors to evaluate the Offer, the Board’s fiduciary duties in the context of the Offer and various strategic alternatives, including a potential sale of the Company, and business opportunities available to the Company. As part of these discussions, the Board discussed its pending agreement with DURECT Corporation, subsequently announced on September 22, 2008, relating to the licensing of certain rights to develop and commercialize an investigational transdermal bupivacaine patch under development. The

Board and its advisors discussed that this licensing arrangement should not affect the auction process but that, in light of the potential value that the licensing arrangement would bring to the Company, it could have a positive impact on the auction process.

On September 19, 2008, representatives of Credit Suisse contacted representatives of Banc of America Securities to inquire as to whether the Board of Directors’ position had changed such that the Company would consider entering into negotiations with King immediately with respect to a potential transaction. In response to questions from representatives of Banc of America Securities, representatives of Credit Suisse indicated that King was not willing to raise the price of its offer. On September 22, representatives of Credit Suisse contacted representatives of Banc of America Securities to follow up on the prior conversation. Representatives of Banc of America Securities responded that in light of King’s unwillingness to raise its offer price, the Company was not prepared to enter into immediate negotiations with King at this time. But representatives of Banc of America Securities did reiterate the Company’s invitation to King to enter into the auction process on the same basis as other parties.

On September 23, 2008 and September 25, 2008, the full Board met with the Company’s management and its legal and financial advisors to discuss and evaluate the Offer. At the September 25, 2008 meeting, after careful consideration, including further consultation with the Company’s management and the Company’s financial and legal advisors and taking into account the factors described under “Reasons for the Recommendation of the Board” in the Company’s original Solicitation/Recommendation on Schedule 14D-9 which was filed with the SEC on September 26, 2008, the Board of Directors unanimously determined that the Offer was financially inadequate and not in the best interests of the shareholders and unanimously recommended that the Company’s shareholders reject the Offer and not tender their Shares to Purchaser pursuant to the Offer. The Board of Directors also authorized the issuance of a press release and the filing of a recommendation statement with the SEC setting forth the Board of Directors’ recommendation that the shareholders of the Company reject the Offer.

On September 30, 2008, representatives of Credit Suisse contacted representatives of Banc of America Securities to discuss the Offer. Representatives of Credit Suisse informed representatives of Banc of America Securities that King had decided to accept the Company’s invitation to enter into a confidentiality agreement in order to receive certain confidential information concerning the Company. Following such discussion, the Company and King negotiated, and on October 3, 2008 entered into, a confidentiality agreement governing disclosure of confidential information and certain related matters.

Following the Board’s determination that the Offer was financially inadequate and not in the best interests of the shareholders, the Company continued to explore strategic alternatives, including a potential sale of the Company. During the period from September 3, 2008 through the date on which the Merger Agreement was executed, Banc of America Securities, at the Company’s direction, contacted numerous parties to determine their interest in a potential business combination with the Company. During this period, the Company entered into confidentiality agreements with eight other potential bidders, provided access to Company documents and information through an online data room and held multiple due diligence sessions with potential bidders. Of the eight other parties that executed confidentiality agreements with the Company, two parties, Company X and Company Y, submitted preliminary indications of interest to the Company.

As discussed above, in its preliminary indication of interest, Company X reaffirmed a price range with a low-end that was in excess of the Offer Price. However, after conducting due diligence and holding multiple full day due diligence sessions with members of the Company’s management, Company X informed the Company that, due to market conditions and certain other factors, it was no longer willing to pursue a negotiated transaction with the Company.

The Company also received a written preliminary indication of interest from Company Y in which Company Y indicated that it would be interested in potentially acquiring the Company. After conducting due diligence, however, Company Y informed the Company that it was not interested in pursuing an acquisition of the entire Company. Company Y instead indicated that it would be potentially interested in purchasing the Company’s pharmaceutical business but that it did not have any interest in purchasing the Company’s animal health business. The Company and its representatives had numerous discussions with Company Y concerning its willingness to pursue an acquisition of the entire Company but Company Y indicated repeatedly that it was no longer interested in pursuing such a transaction. Although the Board considered the possibility of selling just the pharmaceutical business to Company Y or attempting to find a third party to partner with Company Y to acquire the entire Company, the Board concluded that such a transaction would take significantly longer, would be significantly more challenging to implement, would be subject to much greater uncertainty, would potentially have adverse tax consequences and an adverse effect on the Company’s outstanding series of convertible notes and would be unlikely to result in a transaction that would be more favorable to the Company’s shareholders than the Revised Offer.

As a part of the Company’s auction process, after the execution of a confidentiality agreement with King on October 3, 2008, the Company also provided King with a similar level of access to due diligence materials and members of its management team as were provided to other bidders in the auction process. Throughout October, Mr. Mitchell had numerous conversations with Mr. Markinson relating to the potential terms of a negotiated transaction and the Board held several meetings to review these discussions and the status of the auction process and other potential bidders. In light of the drastic decline in the financial markets, the lack of a compelling alternative transaction and the Board’s belief that pursuing a transaction with King represented the best value reasonably available under the circumstance to the Company’s shareholders, on October 30, 2008, the Board authorized the Company to attempt to negotiate a definitive merger agreement with King while at the same time continuing to pursue its auction process. On October 30, 2008, Simpson Thacher delivered a draft merger agreement to Dewey & LeBoeuf LLP (“Dewey”), King’s legal advisor. Thereafter, the Company and its financial and legal advisors held numerous conversations with King and its financial and legal advisors to negotiate the terms of the transaction and the merger agreement and Simpson Thacher and Dewey exchanged numerous drafts of the merger agreement.

On November 19, 2008, the Company’s Board of Directors met with the Company’s management and its legal and financial advisors to review the status of the Company’s discussions with King. Simpson Thacher provided an overview of the status of the merger agreement negotiations and outlined for the Board the principal provisions of the merger agreement that were being negotiated. Banc of America Securities provided the Board with an overview of its discussions with Credit Suisse regarding the status of King’s discussions with its lenders about the financing of the proposed transaction. Banc of America Securities also reviewed with the Board the current status of the auction process. Following discussion of these matters, the Board instructed management to continue to negotiate the merger agreement with King.

On November 23, 2008, the Company’s Board of Directors met with the Company’s management and its legal and financial advisors to discuss the Revised Offer, the Merger and the Merger Agreement, and the legal, financial and other considerations relevant thereto. Simpson Thacher presented a summary of the terms and conditions of the Merger Agreement and reviewed with the Board its fiduciary duties. Also at this meeting, Banc of America Securities reviewed with the Company’s Board of Directors its financial analysis of the Offer Price and delivered to the Company’s Board of Directors an oral opinion, which was confirmed by delivery of a written opinion dated November 23, 2008, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of the Class A Common Stock (other than King and its affiliates), was fair, from a financial point of view, to such holders. After careful consideration, including consultation with the Company’s management and the Company’s legal and financial advisors, and taking into account the factors described under “Reasons for the Recommendation of the Board” below, the Board of Directors unanimously determined that the terms of the Revised Offer, the Merger and the Merger Agreement were fair to, and in the best interests of, the Company’s shareholders and approved and declared advisable the Revised Offer, the Merger and the Merger Agreement. The Board unanimously determined to recommend that the Company’s shareholders accept the Revised Offer, tender their Shares to Purchaser pursuant to the Revised Offer and, if required by applicable Delaware law, adopt the Merger Agreement.

On November 24, 2008, the Company and King issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is filed as exhibit (a)(4) to the Statement and is incorporated herein by reference.

Item 4 is hereby further amended by amending and restating the paragraphs under the heading“Reasons for the Recommendation of the Board”as follows:

In reaching the conclusion that the Revised Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the Company’s shareholders, and in making the recommendations described above, the Board of Directors consulted with management of the Company and its financial and legal advisors, and took into account numerous other factors. The primary reasons for the Board’s conclusion are as follows:

•	The fact that the Board’s auction process for a sale of the Company did not yield an offer in excess of the Offer Price;

•	The fact that Company X, after conducting extensive due diligence, was unwilling to propose a business combination that provided more value than the Revised Offer and the Merger;

•	The Board believed that the Revised Offer was the highest price that King would be willing to pay and that King would be unlikely to be willing to pay a higher price in the future. In this respect, the Board believed that there were no more desirable strategic or other transaction alternatives to the King transaction that could likely be consummated in the near future, noting the approximately 3-month period that had elapsed since King’s offer had first been made public and the significant related publicity, and the fact that the Company and its financial advisors had made inquiries of numerous other potential acquirers, but none had led to successful negotiations or agreements for an alternative transaction;

•	The Board’s belief that consummation of the Revised Offer and the Merger represent the Company’s best prospect for maximizing shareholder value, including the Board’s assessment, after consultation with its financial and legal advisors, of alternatives including continuing to operate as an independent public company;

•	The fact that, according to King, the holders of 45% of the outstanding Shares tendered their Shares by the October 10, 2008 initial expiration date and that holders of 73% of the outstanding Shares tendered their Shares by the extended expiration date of November 21, 2008 and that Company representatives had conversations with various Company shareholders in which the shareholders expressed the view that in the current equity market a sale of the Company at a price of $37.00 per share would be advisable;

•	The fact that the price to be paid pursuant to the Revised Offer and the Merger reflects a 53.9% premium to the closing price of the Class A Common Stock on August 21, 2008, the last trading day prior to the announcement of King’s initial $33.00 offer;

•	The Board’s view, despite its confidence in management’s financial plan for the fourth quarter of 2008 and for 2009, that there remained a risk that the continued unpredictability and uncertainty surrounding the current market volatility, the potential for the removal and replacement of the Company’s Board of Directors through a consent solicitation (during which King might lower its $37.00 offer), and other risks and uncertainties relating to the financial markets, the industry and the Company’s business, could adversely affect the Company’s business, operations and performance, and thereafter there would be a risk that an acquisition might be concluded at a price lower than $37.00 per Share;

•	The opinion of Banc of America Securities, dated November 23, 2008, to the Company’s Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be received by holders of the Class A Common Stock (other than King and its affiliates), as more fully described below in the section entitled “Opinion of the Company’s Financial Advisor;”

•	The fact that King’s and Purchaser’s obligations to consummate the Revised Offer and the Merger is subject to a limited number of conditions particularly relative to the number of conditions contained in the initial Offer;

•	The terms of the Merger Agreement which, among other things, provide that King will be obligated to pay the Company a termination fee of $60 million in the event that the Merger Agreement is terminated due to King’s failure to obtain its committed debt financing or due to the failure to obtain required antitrust approvals or the action of a governmental entity to prevent the completion of the Revised Offer or the Merger as violative of antitrust laws and that, if the Merger Agreement is terminated in such circumstances, King will be subject to a two year “standstill” agreement that will generally prohibit King from making an unsolicited offer to the Company or its shareholders; and

•	The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow shareholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Revised Offer.

Item 4 is hereby further amended by amending and restating the paragraphs under the heading “Considerations of the Board” as follows:

The foregoing discussion of the information and factors considered and reasons cited by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and reasons considered by the Board of Directors in reaching its conclusions and recommendations in relation to the Revised Offer, the Merger Agreement and the Merger. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial and legal advisors. In light of the variety of factors and amount of information that the Board of Directors considered, the members of the Board of Directors did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board of Directors was made after considering the totality of the information and factors involved. Individual members of the Board of Directors may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements.”

Item 4 is hereby further amended by amending and restating the paragraphs under the heading “Recommendation of the Board” as follows:

In light of the factors described above, the Board of Directors has unanimously determined that the Revised Offer, the Merger Agreement and the Merger are fair to, and in the best interests of, the Company’s shareholders and approved and declared advisable the Revised Offer, the Merger Agreement and the Merger.

Therefore, the Board of Directors unanimously recommends that the Company’s shareholders accept the Revised Offer, tender their shares to Purchaser for purchase pursuant to the Revised Offer and, if required by applicable Delaware law, adopt the Merger Agreement.

Item 4 is hereby further amended by amending and restating the paragraphs under the heading “Intent to Tender” as follows:

To the knowledge of the Company, each of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender Shares held of record or beneficially by such person for purchase pursuant to the Revised Offer.

Item 7.	Purposes of the Transaction and Plans or Proposals

The information disclosed above under Items 2, 3, and 4 is hereby incorporated by reference into this Item 7.

Item 8.	Additional Information

Item 8 is hereby amended by inserting the following at the end of the section entitled “Board Action Regarding Rights Plan”:

At its meeting on November 23, 2008, the Board of Directors took action to amend the Rights Plan to render the Rights issued pursuant to the Rights Plan inapplicable to the Revised Offer, the Merger and the

Merger Agreement and the other transactions contemplated thereby. A copy of the First Amendment to the Rights Plan is filed as an exhibit to a Registration Statement on Form 8-A/A dated November 24, 2008 and is incorporated herein by reference.

Item 8 is hereby further amended by amending and restating the paragraphs under the heading “Litigation Matters” as follows:

Putative Class Actions

On August 26, 2008, a purported class action captioned Brockton Contributory Retirement System v. Alpharma Inc., et al., Docket No. SOM-C-12087-08, was filed by an alleged shareholder of the Company in the Superior Court of New Jersey, Chancery Division, Somerset County. The complaint, which was amended on September 16, 2008, alleges that the Company’s directors breached their fiduciary duties in connection with the Offer, including by adopting and maintaining the Rights Plan, and seeks declaratory, injunctive and other relief.

On September 4, 2008, a purported class action and shareholder derivative action captioned Plumbers Local Union No. 519 Pension Trust Fund v. Dean J. Mitchell, et al., and Alpharma Inc., Docket No. SOM-L-1316- 08, was filed by an alleged shareholder of the Company in the Superior Court of New Jersey, Law Division, Somerset County. The complaint alleges that the Company’s directors breached their fiduciary duties to the shareholders and to the Company in connection with the Offer, including by adopting and maintaining the Rights Plan, and seeks declaratory, injunctive and other relief.

On September 4, 2008, Richard Chan, on September 8, 2008, Shirley Simon, and on September 9, 2008, John Holler, all of whom purport to be shareholders of the Company, each commenced a purported class action on behalf of the shareholders of the Company against the Company and its directors in the Superior Court of New Jersey, Chancery Division, Hunterdon County. These cases are captioned Richard Chan v. Alpharma, Inc., et al. (“Chan”), Docket No. HNT-C-14039-08; Shirley Simon v. Alpharma Inc., et al. (“Simon”), Docket No. HNT-C-14040-08; and John Holler v. Alpharma, Inc., et al. (“Holler”), Docket No. HNT-C-14041-08. Each complaint alleges that the Company’s directors breached their fiduciary duties in connection with the Offer, including by adopting and maintaining the Rights Plan, and seeks declaratory, injunctive and other relief.

On October 6, 2008, the New Jersey Superior Court issued an order consolidating the foregoing five lawsuits into one action styled In re Alpharma Inc. Shareholder Litigation, Consolidated Case No. HNT-C-14039-08. On October 10, 2008, the Court appointed Brockton Contributory Retirement System and its counsel to serve as lead plaintiff and lead plaintiff’s counsel. A consolidated amended complaint has not yet been filed.

On September 18, 2008, a purported class action captioned City of Lincoln Park Police and Fire Retirement System v. Finn Berg Jacobsen, et al., Case No. 4043-VCS, was filed by an alleged shareholder of the Company in the Court of Chancery of the State of Delaware. The complaint alleges that the Company’s directors breached their fiduciary duties in connection with the Offer, including by adopting and maintaining the Rights Plan, and seeks injunctive and other relief. On October 13, 2008, the Company and the individual defendants filed a motion to dismiss or, in the alternative, stay the action. The Court has not yet set a briefing schedule.

King Litigation

On September 12, 2008, King and Purchaser filed a lawsuit against the Company and its directors captioned King Pharmaceuticals, et al. v. Alpharma Inc., et al., Case No. 4033-VCS, in the Court of Chancery of the State of Delaware. The complaint alleges that the Company’s directors breached their fiduciary duties in connection with the Offer by adopting and maintaining the Rights Plan, and seeks declaratory, injunctive and other relief. Pursuant to the terms of the Merger Agreement, King and Purchaser are required to promptly enter into stipulations staying this lawsuit. If the Revised Offer is completed, King and Purchaser are required under the Merger Agreement to enter into and file stipulations dismissing this lawsuit with prejudice.

The Company and the individual defendants believe that the claims made in each of the foregoing lawsuits are without merit and intend to vigorously defend against these lawsuits.

Item 8 is hereby further amended and supplemented by inserting the following at the end thereof:

Opinion of the Company’s Financial Advisor

The Company has retained Banc of America Securities to act as the Company’s financial advisor in connection with its evaluation of strategic alternatives, including the Revised Offer and the Merger. Banc of America Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Banc of America Securities to act as the Company’s financial advisor in connection with the Revised Offer and the Merger on the basis of Banc of America Securities’ experience in similar transactions, its reputation in the investment community and its familiarity with the Company and its business.

On November 23, 2008, at a meeting of the Company’s Board of Directors held to evaluate the Revised Offer and the Merger, Banc of America Securities delivered to the Company’s Board of Directors an oral opinion, which was confirmed by delivery of a written opinion dated November 23, 2008, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of the Class A Common Stock (other than King and its affiliates) was fair, from a financial point of view, to such holders.

The full text of Banc of America Securities’ written opinion to the Company’s Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex I hereto and filed as exhibit (a)(6) to the Statement and is incorporated by reference herein in its entirety. The following summary of Banc of America Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. Banc of America Securities delivered its opinion to the Company’s Board of Directors for the benefit and use of the Company’s Board of Directors in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. Banc of America Securities’ opinion does not address any other aspect of the Revised Offer or the Merger and does not constitute a recommendation to any shareholder as to whether any shareholder should tender such holder’s shares of Class A Common Stock or how to vote or act in connection with the proposed Merger.

In connection with rendering its opinion, Banc of America Securities:

(i) reviewed certain publicly available business and financial information relating to the Company;

(ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with Banc of America Securities by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (such forecasts, the “Alpharma Forecasts”);

(iii) discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(iv) reviewed the trading history for the Class A Common Stock;

(v) compared certain financial and stock market information of the Company with similar information of other companies Banc of America Securities deemed relevant;

(vi) compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions Banc of America Securities deemed relevant;

(vii) considered the fact that the Company publicly announced that it would explore its strategic alternatives and the results of Banc of America Securities’ efforts to solicit, at the direction of the

Company, indications of interest and definitive proposals from third parties with respect to certain strategic alternatives of the Company;

(viii) considered the fact that the Company provided King with confidential non-public information pursuant to a confidentiality agreement as part of the sales process conducted by the Company following King’s commencement of its tender offer on September 12, 2008 and that King received and reviewed such information prior to executing and delivering the Agreement;

(ix) reviewed the Merger Agreement; and

(x) performed such other analyses and studies and considered such other information and factors as Banc of America Securities deemed appropriate.

In arriving at its opinion, Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Alpharma Forecasts, Banc of America Securities was advised by the Company, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Banc of America Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company. Banc of America Securities did not evaluate the solvency of the Company or King under any state or federal laws relating to bankruptcy, insolvency or similar matters. Banc of America Securities assumed, at the Company’s direction, that the Revised Offer and the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Revised Offer and Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Revised Offer and Merger.

Banc of America Securities expressed no view or opinion as to any terms or other aspects of the Revised Offer and Merger (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Revised Offer or the Merger. Banc of America Securities’ opinion was limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of the Class A Common Stock (other than King and its affiliates) and no opinion or view was expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of the Company. In addition, no opinion or view was expressed with respect to the fairness of the amount, nature or any other aspect of the compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view was expressed as to the relative merits of the Revised Offer or the Merger in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Merger. In addition, Banc of America Securities expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the Revised Offer or the Merger. Except as described above, the Company imposed no other limitations on the investigations made or procedures followed by Banc of America Securities in rendering its opinion.

Banc of America Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Banc of America Securities as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and Banc of America Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of Banc of America Securities’ opinion was approved by Banc of America Securities’ Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by Banc of America Securities to the Company’s Board of Directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Banc of America Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities.

Sum of the Parts Financial Analysis

Banc of America Securities performed a pre-tax sum of the parts financial analysis to calculate the implied equity value of the Class A Common Stock based on the sum of the implied enterprise valuations for the Company’s pharmaceuticals business (“Pharmaceuticals”) and animal health business (“Animal Health”) derived from the financial analyses described below plus the amount of the Company’s cash, less the amount of the Company’s outstanding debt. This analysis indicated the following implied per share equity value reference range for the Company, as compared to the Offer Price:

Implied Per Share Equity Value
Reference Range for the Company	Offer Price

$33.21 to $49.15	$37.00

Financial Analyses — Pharmaceuticals

Selected Publicly Traded Companies Analysis — Pharmaceuticals.  Banc of America Securities reviewed publicly available financial and stock market information for the Company and the following 12 publicly traded companies in the pharmaceuticals industry:

•	Warner Chilcott Limited

•	Eurand N.V.

•	Cubist Pharmaceuticals, Inc.

•	Cephalon, Inc.

•	The Medicines Company

•	Valeant Pharmaceuticals International

•	Noven Pharmaceuticals, Inc.

•	Salix Pharmaceuticals, Ltd.

•	Endo Pharmaceuticals Holdings Inc.

•	Medicis Pharmaceutical Corporation

•	Biovail Corporation

•	King Pharmaceuticals, Inc.

Banc of America Securities reviewed, among other things, enterprise values (calculated as equity value plus debt minus cash), based on closing stock prices on November 21, 2008, of the selected publicly traded companies as a multiple of calendar years 2008, 2009 and 2010 estimated revenue and equity values, based on closing stock prices on November 21, 2008, of the selected publicly traded companies as a multiple of calendar 2008 and 2010 estimated net income. Banc of America Securities then applied a range of selected multiples of calendar years 2008, 2009 and 2010 estimated revenue derived from the selected publicly traded companies to corresponding data of Pharmaceuticals and applied a range of selected multiples of calendar years 2008 and 2010 estimated net income derived from the selected publicly traded companies to the

Company’s 2011 and 2010 estimated Pharmaceuticals’ net income, respectively (which in the case of calendar year 2011 estimated net income was discounted three years at a discount rate of 27.5%) in order to derive implied enterprise value reference ranges for Pharmaceuticals. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates. Estimated financial data of the Company were based on the Alpharma Forecasts.

No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Precedent Transactions Analysis — Pharmaceuticals.  Banc of America Securities reviewed, to the extent publicly available, financial information relating to the following 19 selected transactions involving companies in pharmaceuticals industry:

Announcement Date	Acquiror	Target

• September 2, 2008	• Shionogi & Co Ltd	• Sciele Pharma, Inc.
• February 25, 2008	• Galderma Laboratories, Inc.	• CollaGenex Pharmaceuticals, Inc.
• December 10, 2007	• Reckitt Benckiser Group PLC	• Adams Respiratory Therapeutics, Inc.
• November 29, 2007	• Sponsor Group	• Axcan Pharma Inc
• October 29, 2007	• Nycomed US Inc.	• Bradley Pharmaceuticals, Inc.
• October 18, 2007	• Galenica Group	• Aspreva Pharmaceuticals Corporation
• July 20, 2007	• Meda AB	• MedPointe Pharmaceuticals
• March 12, 2007	• Schering Plough Corporation	• Organon BioSciences N.V
• October 23, 2006	• Stiefel Laboratories, Inc.	• Connetics Corporation
• October 6, 2006	• Abbott Laboratories	• KOS Pharmaceuticals, Inc.
• September 25, 2006	• UCB S.A.	• Schwarz Pharma AG
• September 21, 2006	• Nycomed Holding AS	• Altana Pharma AG
• March 13, 2006	• Bayer AG	• Schering AG
• June 23, 2005	• Salix Pharmaceuticals LTD	• Inkine Pharmaceutical Company, Inc.
• April 19, 2005	• Jazz Pharmaceuticals Inc.	• Orphan Medical, Inc.
• February 2, 2005	• Valeant Pharmaceuticals International	• XCEL Pharmaceuticals Inc
• January 25, 2005	• Protein Design Labs, Inc.	• ESP Pharma Inc
• October 27, 2004	• Sponsor Group	• Warner Chilcott PLC
• November 3, 2003	• Cephalon, Inc.	• CIMA Labs Inc.

Banc of America Securities reviewed transaction values, calculated as the enterprise value (calculated as equity value plus debt minus cash) implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s one-year forward estimated net revenue. Banc of America Securities then applied a range of selected multiples of one-year forward estimated net revenue derived from the selected transactions to the Company’s calendar year 2009 estimated Pharmaceuticals’ revenue to derive an implied enterprise value reference range for Pharmaceuticals. Estimated financial data of the selected transactions were based on publicly available information. Estimated financial data of the Company were based on the Alpharma Forecasts.

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Merger were compared.

Discounted Cash Flow Analysis- Pharmaceuticals.  Banc of America Securities performed a discounted cash flow analysis of Pharmaceuticals to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company could generate during the Company’s fiscal years 2008 through 2013 based on the Alpharma Forecasts. Banc of America Securities calculated terminal values for Pharmaceuticals by applying a perpetuity growth rate of 2.0% to 5.0%. The cash flows and terminal values were then discounted to present value as of September 30, 2008 using discount rates ranging from 25% — 30% to derive an implied enterprise value reference ranges for Pharmaceuticals.

Financial Analysis — Animal Health

Selected Precedent Transaction Analysis- Animal Health.

Banc of America Securities reviewed, to the extent publicly available, financial information relating to the following 2 transactions relevant to the animal health industry:

Date		Transaction

•	March 2008	•	3i Group bought 19.5% of Phibro Animal Health Corporation (“Phibro”)
•	February 2008	•	Sale of the Company’s Active Pharmaceutical Ingredients business (“API”) to 3i Group

Banc of America Securities reviewed (i) the transaction value, implied by 3i Group’s investment in Phibro, as a multiple of Phibro’s last twelve months estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, as of June 30, 2007 and (ii) the transaction value based on the consideration payable in the API transaction as a multiple of API’s last twelve months EBITDA. Banc of America Securities then applied a range of selected EBITDA multiples derived from the selected transactions to calendar year 2008 estimated EBITDA for Animal Health to derive an implied enterprise value reference range for Animal Health. Estimated financial data of the selected transactions were based on publicly available information. Estimated financial data of the Company were based on the Alpharma Forecasts.

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Discounted Cash Flow Analysis- Animal Health.  Banc of America Securities performed a discounted cash flow analysis of Animal Health to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company could generate during the Company’s fiscal years 2008 through 2013 based on the Alpharma Forecasts. Banc of America Securities calculated terminal values for Animal Health by applying a perpetuity growth rate of 0.0% to 2.0%. The cash flows and terminal values were then discounted to present value as of September 30, 2008 using discount rates ranging from 10% — 11% to derive an implied enterprise value reference range for Animal Health.

Pro Forma Accretion/Dilution Analysis.

Banc of America Securities reviewed the potential pro forma financial effect of the Merger on King calendar years 2009 through 2011 estimated earnings per share. Estimated financial data of King were based on the King forecasts obtained from Wall Street equity research and FirstCall consensus estimates and estimated financial data of the Company were based on the Alpharma Forecasts. Based on the Offer Price, this analysis indicated that the Merger could be dilutive to King estimated earnings per share for calendar years 2009 and accretive to King’s estimated earnings per share for calendar years 2010 and 2011. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Banc of America Securities to the Company’s Board of Directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by Banc of America Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses summarized above must be considered as a whole. Banc of America Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Banc of America Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Banc of America Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and King The estimates of the future performance of the Company and King in or underlying Banc of America Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Banc of America Securities’ analyses. These analyses were prepared solely as part of Banc of America Securities’ analysis of the fairness, from a financial point of view, of the Offer Price and were provided to the Company’s Board of Directors in connection with the delivery of Banc of America Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Banc of America Securities’ view of the actual values of the Company or King.

The type and amount of consideration payable in the Merger was determined through negotiations between the Company and King, rather than by any financial advisor, and was approved by the Company’s Board of Directors. The decision to enter into the Merger Agreement was solely that of the Company’s Board of Directors. As described above, Banc of America Securities’ opinion and analyses were only one of many factors considered by the Company’s Board of Directors in its evaluation of the Revised Offer and the Merger and should not be viewed as determinative of the views of the Company’s Board of Directors or management with respect to the Merger or the Offer Price.

Banc of America Securities has acted as financial advisor to the Company in connection with its evaluation of certain strategic alternatives, including the Merger, and Banc of America Securities has received or will receive a fee for its services currently estimated to be approximately $13.6 million, a portion of which was paid upon rendering an opinion in connection with King’s previously announced tender offer, a portion of which was payable upon rendering its opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse Banc of America Securities’ expenses and indemnify Banc of America Securities against certain liabilities arising out of Banc of America Securities’ engagement.

Banc of America Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities trading and brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations and individuals. In the ordinary course of their businesses, Banc of America Securities and its affiliates may actively trade the debt, equity or other securities or financial instruments (including bank loans or other obligations) of the Company, King and certain of their respective affiliates for their own accounts or for the accounts of customers, and accordingly,

Banc of America Securities or its affiliates may at any time hold long or short positions in such securities or financial instruments.

Banc of America Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as bookrunning manager, lead arranger and administrative, syndication and collateral agent for, and a lender under, certain credit facilities of the Company and certain of its affiliates, (ii) having acted as financial advisor to the Company in connection with certain mergers and acquisitions transactions, (iii) having acted as sole bookrunning manager to the Company in connection with a convertible offering and (iv) having provided or providing certain cash management, trading and foreign exchange services to the Company In addition, Banc of America Specialist Inc., an affiliate of Banc of America Securities, acts as a specialist for the Class A Common Stock on the New York Stock Exchange.

In addition, Banc of America Securities and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other financial services to King and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as co-syndication agent for, and a lender under, certain credit facilities of King and (ii) having provided or providing certain cash management, trading and foreign exchange services to King.

Financial Projections

The Company does not publicly disclose forecasts of future financial performance, earnings or other results and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, the Company provided Banc of America Securities with projected financial information in connection with the preparation of its fairness opinion and related financial analysis. The following is a summary of the material projections that were provided to Banc of America Securities.

Financial Projections
(in millions)

	2008E	2009E	2010E	2011E	2012E	2013E

Revenues	$696.9	$876.1	$1,094.8	$1,550.2	$2,301.9	$2,997.5
Gross Profit	443.5	552.4	702.3	1,054.0	1,654.4	2,209.6
Net Income	7.1	38.6	69.6	218.8	496.7	821.9
EBITDA	60.8	106.8	158.2	381.1	794.8	1,277.6

The projections set forth above were not prepared with a view to public disclosure and are being included in the Statement only because such information was provided to Banc of America Securities and was relied upon by Banc of America Securities in performing its analysis. The projections were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The projections have been prepared by, and are solely the responsibility of, management of the Company. The inclusion of the projections in the Statement should not be regarded as an indication that such projections will be predictive of actual future results, and the forecasts should not be relied upon as such. No representation is made by the Company or any other person to any security holder of the Company regarding the ultimate performance of the Company compared to the information contained in the projections. Although presented with numerical specificity, the projections are not fact and reflect numerous assumptions and estimates as to future events made by the Company’s management that the Company’s management believed were reasonable at the time the projections were prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company’s business, all of which are difficult to predict and many of which are beyond the control of the Company’s management. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Revised Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Revised Offer and the Merger. Further, the projections do not take into account the effect of any failure to occur of the Revised Offer or the Merger and should not be viewed as accurate or continuing in that context. Accordingly, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those reflected in the projections. The Company does not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The projections are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other important potential risks and uncertainties not discussed herein may be found in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2007 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

In light of the foregoing factors and the uncertainties inherent in the projections, shareholders of the Company are cautioned not to place undue reliance on the projections included in the Statement.

Item 9.	Materials to Be Filed as Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Document

(a)(6)	Opinion of Banc of America Securities, LLC dated November 23, 2008 (incorporated by reference to Annex I hereto)
(a)(7)	Letter, dated December 8, 2008 to the Company’s shareholders
(e)(7)	Alpharma Inc. Amended and Restated Executive Change in Control Plan, dated as of September 1, 2008 (incorporated by reference to Exhibit 10.98 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008)
(e)(8)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder (incorporated by reference to Annex II hereto)
(e)(9)	Agreement and Plan of Merger, dated as of November 23, 2008 among King Pharmaceuticals, Inc., Albert Acquisition Corp. and Alpharma Inc. (incorporated by reference to Exhibit 2.1 to the Company’s November 24, 2008 Current Report on Form 8-K)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHARMA INC.

By:	/s/ Thomas J. Spellman III
Name:     Thomas J. Spellman III

Title:	Executive Vice President and General Counsel

Date: December 8, 2008

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Press release issued by the Company on September 26, 2008(1)
(a)(2)	Letter, dated September 26, 2008 to the Company’s shareholders(1)
(a)(3)	Letter, dated September 26, 2008 to the Company’s employees(1)
(a)(4)	Joint press release issued by the Company and King on November 23, 2008(2)
(a)(5)	Letter, dated November 24, 2008 to the Company’s employees(2)
(a)(6)	Opinion of Banc of America Securities, LLC dated November 23, 2008 (incorporated by reference to Annex I hereto)
(a)(7)	Letter, dated December 8, 2008 to the Company’s shareholders
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement, dated as of March 28, 2008, relating to the 2008 Annual Meeting of Shareholders(1)
(e)(2)	Employment Agreement, dated as of May 30, 2006, between the Company and Dean Mitchell (incorporated by reference to Exhibit 10.1 to the Company’s May 31, 2006 Current Report on Form 8-K)(1)
(e)(3)	Employment Agreement, dated as of September 1, 2008, between the Company and Dr. Ronald Warner (incorporated by reference to Exhibit 10.8c to the Company’s August 28, 2008 Current Report on Form 8-K)(1)
(e)(4)	Employment Agreement, dated as of September 1, 2008, between the Company and Carol Wrenn (incorporated by reference to Exhibit 10.9d to the Company’s August 28, 2008 Current Report on Form 8-K)(1)
(e)(5)	Alpharma Inc. Executive Change in Control Plan, dated as of January 25, 2008 (incorporated by reference to Exhibit 10.46 of the Company’s Annual Report on Form 10-K)(1)
(e)(6)	Description of terms of Amendments to the Alpharma Inc. Executive Change in Control Plan (incorporated by reference to Item 1.01 of the Company’s August 28, 2008 Current Report on Form 8-K)(1)
(e)(7)	Alpharma Inc. Amended and Restated Executive Change in Control Plan, dated as of September 1, 2008 (incorporated by reference to Exhibit 10.98 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008)
(e)(8)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder (incorporated by reference to Annex II hereto)
(e)(9)	Agreement and Plan of Merger, dated as of November 23, 2008 among King Pharmaceuticals, Inc., Albert Acquisition Corp. and Alpharma Inc. (incorporated by reference to Exhibit 2.1 to the Company’s November 24, 2008 Current Report on Form 8-K)

(1)	Previously filed as an exhibit to Alpharma’s Schedule 14D-9 filed with the SEC on September 26, 2008.

(2)	Previously filed as an exhibit to Amendment No. 4 to Alpharma’s Schedule 14D-9 filed with the SEC on November 24, 2008.

Annex I

November 23, 2008

The Board of Directors
Alpharma Inc.
440 U.S. Highway 22 East
Bridgewater, New Jersey 08807

Members of the Board of Directors:

We understand that Alpharma Inc. (“Alpharma”) proposes to enter into an Agreement and Plan of Merger, dated November 23, 2008 (the “Agreement”), among Alpharma, King Pharmaceuticals, Inc. (“King”) and Albert Acquisition Corp, a wholly owned subsidiary of King (“Merger Sub”), which provides, among other things, for (i) the tender offer made by King on September 12, 2008 to purchase all of the outstanding shares of Class A Common Stock, par value $0.20 per share (“Alpharma Common Stock”), of Alpharma at a purchase price of $37.00 per share in cash to be amended and, subject to the amended terms and conditions, consummated, in each case, as set forth in the Agreement (as so amended, the “Offer”) and (ii) the subsequent merger of Merger Sub with and into Alpharma (the “Merger” and, together with the Offer, the “Transaction”). The Agreement provides that, pursuant to the Offer and the Merger, holders of Alpharma Common Stock will be entitled to receive consideration of $37.00 per share in cash (the “Consideration”) for each share of Alpharma Common Stock held by them. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Alpharma Common Stock (other than King and its affiliates) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to Alpharma;

(ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Alpharma furnished to or discussed with us by the management of Alpharma, including certain financial forecasts relating to Alpharma prepared by the management of Alpharma (such forecasts, the “Alpharma Forecasts”);

(iii) discussed the past and current business, operations, financial condition and prospects of Alpharma with members of senior management of Alpharma;

(iv) reviewed the trading history for Alpharma Common Stock;

(v) compared certain financial and stock market information of Alpharma with similar information of other companies we deemed relevant;

(vi) compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(vii) considered the fact that Alpharma publicly announced that it would explore its strategic alternatives and the results of our efforts to solicit, at the direction of Alpharma, indications of interest and definitive proposals from third parties with respect to certain strategic alternatives of Alpharma;

(viii) considered the fact that Alpharma provided King with confidential non-public information pursuant to a confidentiality agreement as part of the sales process conducted by Alpharma following

The Board of Directors
Alpharma Inc.
November 23, 2008

King’s commencement of its tender offer on September 12, 2008 and that King received and reviewed such information prior to executing and delivering the Agreement;

(ix) reviewed the Agreement; and

(x) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Alpharma that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Alpharma Forecasts, we have been advised by Alpharma, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Alpharma as to the future financial performance of Alpharma. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Alpharma, nor have we made any physical inspection of the properties or assets of Alpharma. We have not evaluated the solvency of Alpharma or King under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed, at Alpharma’s direction, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Alpharma, King or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of Alpharma Common Stock (other than King and its affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of Alpharma. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of the compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Alpharma or in which Alpharma might engage or as to the underlying business decision of Alpharma to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to whether any stockholders should tender such stockholder’s shares of Alpharma Common Stock into the Offer or how any stockholder should vote or act in connection with the Transaction.

We have acted as financial advisor to Alpharma in connection with its evaluation of certain strategic alternatives, including the Transaction, and have received or will receive a fee for our services, a portion of which was paid upon rendering an opinion in connection with King’s previously announced tender offer, a portion of which is payable upon rendering this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Alpharma has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities trading and brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations and individuals. In the ordinary course of our businesses,

The Board of Directors
Alpharma Inc.
November 23, 2008

we and our affiliates may actively trade the debt, equity or other securities or financial instruments (including bank loans or other obligations) of Alpharma, King and certain of their respective affiliates for our own account or for the accounts of customers, and accordingly, we or our affiliates at any time may hold long or short positions in such securities or financial instruments.

We and our affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Alpharma and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as bookrunning manager, lead arranger and administrative, syndication and collateral agent for, and a lender under, certain credit facilities of Alpharma and certain of its affiliates, (ii) having acted as financial advisor to Alpharma in connection with certain mergers and acquisitions transactions, (iii) having acted as sole bookrunning manager to Alpharma in connection with a convertible offering and (iv) having provided or providing certain cash management, trading and foreign exchange services to Alpharma. In addition, Banc of America Specialist Inc., an affiliate of ours, acts as a specialist for Alpharma Common Stock on the New York Stock Exchange.

In addition, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other financial services to King and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as co-syndication agent for, and a lender under, certain credit facilities of King and (ii) having provided or providing certain cash management, trading and foreign exchange services to King.

It is understood that this letter is for the benefit and use of the Board of Directors of Alpharma in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Alpharma Common Stock (other than King and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

BANC OF AMERICA SECURITIES LLC

Annex II

ALPHARMA, INC.

440 ROUTE 22
BRIDGEWATER, NJ 08807

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about December 8, 2008 with Amendment No. 5 to the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) of Alpharma Inc. (the “Company” or “Alpharma”). You are receiving this Information Statement in connection with the possible election of persons designated by King Pharmaceuticals, Inc. (“King”) to a majority of the seats on the Board of Directors of the Company (the “Board”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

Albert Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of King, has commenced a tender offer to purchase any and all of the outstanding shares of Class A Common Stock, par value $0.20 per share, of the Company (the “Class A Common Stock”), together with the associated preferred stock purchase rights, at a purchase price of $37.00 per share net to the seller in cash, without interest and subject to any required withholding of taxes (the “Offer Price”). The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer is referred to in this Information Statement as the “Offer”. The Offer is scheduled to expire at 5:00 p.m., New York City time, on December 19, 2008, subject to extension in certain limited circumstances. The Offer is made upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 23, 2008, among the Company, King and Purchaser and in any supplements or amendments thereto (the “Merger Agreement”) and in the amended and restated Offer to Purchase and related amended and restated Letter of Transmittal (the “Amended and Restated Offer to Purchase”) filed under Schedule TO by King and Purchaser on December 8, 2008 with the Securities and Exchange Commission (the “SEC”) (as amended from time to time, the “Schedule TO” and together with the Merger Agreement, the “Offer Documents). Pursuant to the Merger Agreement, at the expiration of the Offer, upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement and the Amended and Restated Offer to Purchase, it is contemplated that Purchaser will purchase all of the Class A Common Stock validly tendered pursuant to the Offer and not withdrawn.

The consummation of the Offer pursuant to the terms of the Merger Agreement and the Amended and Restated Offer to Purchase would result in a change of control of the Company. Following the consummation of the Offer and subject to the other conditions contained in the Merger Agreement, including, if required by Delaware law, obtaining the necessary vote of the Company’s shareholders in favor of adoption of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding share of Class A Common Stock not tendered into the Offer (other than shares held by the Company, King or its subsidiaries or shareholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. Following the consummation of the Merger, the Company will continue as the surviving corporation and will become a wholly-owned subsidiary of King.

The information contained in this Information Statement concerning King, Purchaser and the King Designees (as defined below) has been furnished to the Company by King and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

BOARD OF DIRECTORS

General

The Class A Common Stock and the Company’s Class B Common Stock, par value $0.20 per share (the “Class B Common Stock”), are the only classes of voting stock of Alpharma outstanding. Under the Company’s Certificate of Incorporation, the holders of the Class A Common Stock are entitled, voting as a separate class, to elect at least 33 1/3% of the Company’s Board of Directors (rounded to the nearest whole number, but in no event less than two members of the Board), and the holders of the Class B Common Stock are entitled, voting separately as a class, to elect the remaining directors. However, since the Class B Common Stock is currently held by two wholly-owned subsidiaries of the Company and is treated as treasury stock, its voting rights are not exercisable and the holders of the Class A Common Stock are entitled to vote for 100% of the directors. The holders of Class A Common Stock are entitled to one vote per share. As of December 3, 2008, there were 41,884,780 shares of Class A Common Stock outstanding.

The Board currently consists of six members, and there are currently no vacancies; the size and composition of the Board are subject to certain contractual commitments set forth in the Merger Agreement and described below. Each director of Alpharma holds office until such director’s successor is elected and qualified or until such director’s earlier resignation, retirement or removal.

Right to Designate Directors

The Merger Agreement provides that, effective upon the purchase of any shares of Class A Common Stock by Purchaser pursuant to the Offer, King will be entitled to designate such number of directors, rounded to the nearest whole number, of the Board as will make the percentage of Alpharma’s directors designated by King (the “King Designees”) approximately equal to the percentage of Class A Common Stock held by King and its affiliates. This will be accomplished either by increasing the size of the Board or obtaining the resignations of incumbent directors. At least one (1) director who was a director of the Company as of the date of the Merger Agreement will continue to serve on the Board until the effectiveness of the Merger. Alpharma’s obligation to cause designees of King to be elected or appointed to the Board is subject to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Following the election or appointment of the King Designees to the Board, the approval of the majority of directors of the Company then in office who were not designated by King will be required to authorize any termination of the Merger Agreement by the Company or the Company’s agreement to any amendment to the Merger Agreement, any extension of time for performance of any obligation or action by King or Purchaser under the Merger Agreement, or any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

The King Designees

King has informed the Company that the King Designees will be selected by King from among any of the directors and executive officers of King set forth below. The following table sets forth certain information with respect to individuals King may designate as the King Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with King.

		Present Principal Occupation of Employment;
		Material Positions Held During the Past Five
Name	Age	Years

Brian A. Markison	49	Chairman of the Board of King since May 2007. He has been President and Chief Executive Officer and a director of King since July 2004. He joined King as Chief Operating Officer in March 2004. Mr. Markison served in various positions with Bristol-Myers Squibb beginning in 1982 most recently as President of Bristol-Myers Squibb’s Oncology, Virology and Oncology Therapeutics Network businesses. Mr. Markison is also a member of the board of directors of Immunomedics, Inc., a publicly-traded company.
Earnest W. Deavenport, Jr.	70	Director of King since May 2000. In 2002, he retired as Chairman of the Board and Chief Executive Officer of Eastman Chemical Company, Kingsport, Tennessee, where he was employed in various capacities since 1960. He was Chairman of the National Association of Manufacturers in 1998 and is currently a member of the National Academy of Engineering. Mr. Deavenport is also a member of the boards of directors of Zep, Inc. and Regions Financial Corporation, each a publicly-held company.
Elizabeth M. Greetham	59	Director of King since November 2003. She recently retired as the Chief Executive Officer and President of ACCL Financial Consultants Ltd. From 1998 until 2004 she was a director of DrugAbuse Sciences, Inc. and served as its Chief Executive Officer from August 2000 until 2004 and as Chief Financial Officer and Senior Vice President, Business Development from April 1999 to August 2000.
Philip A. Incarnati	54	Director of King since November 2006. He has served as President and Chief Executive Officer of McLaren Health Care Corporation, an integrated health care system, since 1989. Mr. Incarnati also serves on the board of Medical Staffing Network, Inc., a publicly-traded company, and on the board of PHNS, Inc. He has been a member of the Eastern Michigan University Board of Regents since 1992, when he was appointed by former Michigan Governor John Engler, serving as its Chairman from 1995 until 2005.
Gregory D. Jordan, Ph.D.	56	Director since June 2001. He has served as President of King College in Bristol, Tennessee since 1997, having joined the King College faculty in 1980. He received his Bachelor of Arts degree from Belhaven College in 1973; his Master of Arts and Divinity degrees from Trinity Evangelical Divinity School in 1976 and 1977, respectively; his Doctorate in Hebraic and Cognate Studies from Hebrew Union College Jewish Institute of Religion in 1987; and his Master of Business Administration degree from the Babcock Graduate School of Management at Wake Forest University in 2004.

		Present Principal Occupation of Employment;
		Material Positions Held During the Past Five
Name	Age	Years

R. Charles Moyer, Ph.D.	63	Director of King since December 2000. Dr. Moyer presently serves as Dean of the College of Business at the University of Louisville. He is Dean Emeritus of the Babcock Graduate School of Management at Wake Forest University, having served as Dean from 1996 until his retirement from this position in August 2003, and as a professor from 1988 until 2005.
D. Greg Rooker	61	Director of King since October 1997. Mr. Rooker is the former owner and President of Family Community Newspapers of Southwest Virginia, Inc., Wytheville, Virginia, which consisted of six community newspapers and a national monthly motor sports magazine. He retired from this position in 2000. He is a co-founder of The Jason Foundation and Brain Injury Services of SWVA, Inc., each a non-profit organization providing services to brain injury survivors. Mr. Rooker serves as Secretary/Treasurer of The Jason Foundation and as a member of the Board of Directors of Brain Injury Services of SWVA, Inc.
Ted G. Wood	70	Director of King since August 2003 and as Lead Independent Director of King since May 2007. Mr. Wood was the Non-Executive Chairman from May 2004 until May 2007. He is retired from The United Company in Bristol, Virginia, where he served as Vice Chairman from January 2003 until August 2003. He previously served as President of the United Operating Companies from 1998 to 2002. Mr. Wood was previously a director of King from April 1997 to May 2000. He serves as a director of Alpha Natural Resources, Inc., a publicly-traded company.
Joseph Squicciarino	52	Chief Financial Officer of King since June 2005. Prior to joining King, he was Chief Financial Officer — North America for Revlon, Inc. since March 2005. From February 2003 until March 2005 he served as Chief Financial Officer — International for Revlon International, Inc. He held the position of Group Controller Pharmaceuticals -- Europe, Middle East, Africa with Johnson & Johnson from October 2001 until October 2002. Mr. Squicciarino also serves on the Board of Directors of Zep, Inc., a publicly-held company. He is a Certified Public Accountant, a member of the New Jersey Society of Certified Public Accountants and a member of the American Institute of Certified Public Accountants.
Stephen J. Andrzejewski	43	Chief Commercial Officer of King since October 2005. He was previously Corporate Head, Commercial Operations of King commencing in May 2004. Prior to joining King, Mr. Andrzejewski was Senior Vice President, Commercial Business at Endo Pharmaceuticals Inc. since June 2003. He previously served in various positions with Schering-Plough Corporation beginning in 1987, including Vice President of New Products and Vice President of Marketing, and had responsibility for launching the Claritin® product.

		Present Principal Occupation of Employment;
		Material Positions Held During the Past Five
Name	Age	Years

Frederick Brouillette, Jr.	57	Corporate Compliance Officer since August 2003. He served as Executive Vice President, Finance from January 2003 until August 2003 and prior to that as Vice President, Risk Management beginning in February 2001. Mr. Brouillette is a member of the Virginia Society of Certified Public Accountants, the American Institute of Certified Public Accountants, and the Institute of Internal Auditors.
Eric J. Bruce	52	Chief Technical Operations Officer of King since June 2005. Prior to joining King, Mr. Bruce was Vice President of Operations for Mallinckrodt Pharmaceuticals, a position he had occupied since 2000.
Eric G. Carter, M.D., Ph.D.	56	Chief Science Officer of King since January 2007. Prior to joining King, he held several positions with GlaxoSmithKline commencing in 1999, most recently as Vice President and Global Head, Clinical Development and Medical Affairs, Gastroenterology, R&D.
James W. Elrod	48	General Counsel of King since February 2006 and Corporate Secretary of King since May 2005. He was Acting General Counsel of King from February 2005 to February 2006. He has worked in various positions with King since September 2003, including Vice President, Legal Affairs.
James E. Green	48	Executive Vice President, Corporate Affairs of King since April 2003. He was Vice President, Corporate Affairs of King commencing in June 2002 and was Senior Director, Corporate Affairs of King beginning in September 2000.

King has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, King may choose additional or other King Designees, subject to the requirements of Rule 14f-1 of the Exchange Act.

None of the King Designees is currently a director of, or holds any position with, the Company. King and Purchaser have advised the Company that none of the King Designees or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of the Company, or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

King and Purchaser have advised the Company that none of the King Designees during the past five years has (i) been party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such designee or a receiver, fiscal agent or similar officer was appointed by a court for the business of property of such designee, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors and other minor offenses), (iii) been subject to any order, judgment or decree enjoining the person from acting as a futures commission merchant, broker, commodity trading advisor or any other person regulated by the Commodity Futures Trading Commission, engaging in any type of business practice or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of securities or commodities laws, (iv) been the subject of any order, judgment or decree banning or suspending the rights of such person to engage in any activity for more than 60 days, (v) been found by a court in a civil action or by the SEC to have violated any Federal or state securities laws or (vi) been found by a court in a civil action or by the Commodity Future Trading Commission to have violated any Federal commodities laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of December 3, 2008 (unless otherwise noted), certain information with respect to those persons known to the Company to be the beneficial owners of more than 5% of the outstanding shares of Class A Common Stock. Unless otherwise indicated, each beneficial owner possesses sole voting and dispositive power with respect to the shares listed for such beneficial owner in this table.

		Amount and Nature of
Title of Class of Stock	Name and Address of Beneficial Owner	Beneficial Ownership	Percent of Class

Class A Common Stock	FMR LLC(1) 82 Devonshire Street Boston, Massachusetts 02109	4,224,872	9.96%
Class A Common Stock	Mario Gabelli and related entities(2) One Corporate Center Rye, New York 10580	3,967,940	9.47
Class A Common Stock	Dimensional Fund Advisors Inc.(3) 1299 Ocean Avenue Santa Monica, California 90401	3,348,314	7.99
Class A Common Stock	HealthCor and related entities(4) 152 West 57th Street, 47th Floor, New York, New York 10019	2,800,000	6.69
Class A Common Stock	Barclays Global Investors (5) 45 Fremont Street San Francisco, California 94105	2,706,664	6.46
Class A Common Stock	James E. Flynn and related entities(6) 780 Third Avenue, 37th Floor New York, NY 10017	2,580,200	6.16

(1)	The source of this information is Amendment No. 3 to Schedule 13G dated October 9, 2008, filed with the SEC by FMR LLC (“Fidelity”). Such Schedule 13G reports that Fidelity is the beneficial owner of 4,224,872 shares and holds sole voting power as to 0 shares and sole dispositive power as to 4,224,872 shares. The number of shares beneficially owned by Fidelity include 519,899 shares of Class A Common Stock resulting from the assumed conversion of $16,950,000 principal amount of Alpharma Inc. 2.125% Convertible Notes 3/15/27 (30.6725 shares of Class A Common Stock for each $1,000 principal amount of debenture).

(2)	The source of this information is Amendment No. 5 to Schedule 13D dated October 8, 2008, filed with the SEC by Gabelli Funds, LLC, GAMCO Asset Management Inc., Gabelli Securities, Inc., Teton Advisors, Inc. MJG Associates, Inc., Gabelli & Company, Inc., Gabelli Foundation, Inc., GGCP, Inc., GAMCO Investors, Inc. and Mario J. Gabelli. Such Schedule 13D reports that Mario J. Gabelli is the beneficial owner of 2,109,740 shares and holds sole voting power and sole dispositive power as 45,000 shares. Such Schedule 13D further reports that Gabelli Funds, LLC holds sole voting power and sole dispositive power as to 1,148,000 shares. Such Schedule 13D further reports that GAMCO Asset Management Inc. holds sole voting power as to 2,434,140 shares and sole dispositive power as to 2,500,240 shares. Such Schedule 13D further reports that Gabelli Securities, Inc. holds sole voting power and sole dispositive power as to 122,700 shares. Such Schedule 13D further reports that Teton Advisors, Inc. holds sole voting power and sole dispositive power as to 2,000 shares. Such Schedule 13D further reports that MJG Associates, Inc. holds sole voting power and sole dispositive power as 111,000 shares. Such Schedule 13D further reports that Gabelli & Company, Inc. holds sole voting power and sole dispositive power as 3,000 shares. Such Schedule 13D further reports that Gabelli Foundation, Inc. holds sole voting power and sole dispositive power as to 10,000 shares. Such Schedule 13D further reports that GGCP, Inc. holds sole voting power and sole dispositive power as to 1,000 shares. Such Schedule 13D further reports that GAMCO Investors, Inc. holds sole voting power and sole dispositive power as to 25,000 shares. The address of the GAMCO

Investors, Inc., GAMCO Asset Management Inc., Gabelli & Company, Inc., Gabelli Funds, Gabelli Securities, Inc. and Teton Advisors, Inc. is One Corporate Center, Rye, New York, 10580. The address of GGCP, Inc. and MJG Associates, Inc. is 140 Greenwich Avenue, Greenwich, CT 06830. The address of the Gabelli Foundation, Inc. is 165 West Liberty Street, Reno, Nevada 89501.

(3)	The source of this information is Schedule 13F dated October 27, 2008, filed with the SEC by Dimensional Fund Advisors L.P. (“Dimensional”). Such Schedule 13F reports that Dimensional, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (the “Funds”). In its role as investment adviser or manager, Dimensional possesses voting and/or investment power over the Company shares that are owned by the Funds, and may be deemed to be the beneficial owner of these shares. Dimensional holds sole voting power as to 3,205,483 shares. No one Fund, to Dimensional’s knowledge, owns more than 5% of the outstanding Class A Common Stock of the Company. Dimensional disclaims beneficial ownership of the shares owned by the Funds.

(4)	The source of this information is Schedule 13G dated October 14, 2008, filed with the SEC by HealthCor, L.P., HealthCor Offshore, Ltd, HealthCor Hybrid Offshore, Ltd., HealthCor Associates, LLC, HealthCor Management, L.P., HealthCor Capital, L.P., HealthCor Group, LLC, Arthur Cohen and Joseph Healey . Such Schedule 13G reports that collectively, HealthCor, L.P., HealthCor Offshore, Ltd. and HealthCor Hybrid Offshore, Ltd. (each a “Fund” and together, the “Funds”) are the beneficial owners of a total of 2,800,000 shares of the Class A Common Stock of Alpharma. By virtue of its position as the investment manager of the Funds, HealthCor Management, L.P. may be deemed a beneficial owner of all the shares of Class A Common Stock owned by the Funds. HealthCor Associates, LLC is the general partner of HealthCor Management, L.P. and thus may also be deemed to beneficially own the shares of Class A Common Stock that are beneficially owned by the Funds. HealthCor Group LLC is the general partner of HealthCor Capital, L.P., which is in turn the general partner of HealthCor, L.P. Accordingly, each of HealthCor Capital L.P. and HealthCor Group, LLC may be deemed to beneficially own the shares of Class A Common Stock that are beneficially owned by HealthCor, L.P. As the Managers of HealthCor Associates, LLC, Arthur Cohen and Joseph Healey exercise both voting and investment power with respect to the shares of Class A Common Stock reported herein, and therefore each may be deemed a beneficial owner of such Class A Common Stock. Such Schedule 13G reports that each of HealthCor Management, L.P., HealthCor Associates, LLC, Joseph Healey and Arthur Cohen holds shared voting power as to 2,800,000 shares and shared dispositive power as to 2,800,000 shares. Such Schedule 13G further reports that HealthCor Offshore, Ltd. holds shared voting power as to 1,896,155 shares and shared dispositive power to 1,896,155 shares. Such Schedule 13G further reports that HealthCor Hybrid Offense, Ltd. holds shared voting power as to 349,290 shares and shared dispositive power as to 349,290 shares. Such Schedule 13G further reports that each of HealthCor Group, LLC, HealthCor Capital, L.P. and HealthCor, L.P. holds shared voting power as to 554,555 shares and shared dispositive power as to 554,555 shares. The address of HealthCor, L.P., HealthCor Offshore, Ltd, HealthCor Hybrid Offshore, Ltd., HealthCor Associates, LLC, HealthCor Management, L.P., HealthCor Capital, L.P., HealthCor Group, LLC and Joseph Healey is 152 West 57th Street, 47th Floor, New York, NY 10019. The address of Arthur Cohen is 12 South Main Street, #203 Norwalk, CT 06854.

(5)	The source of this information is Schedule 13F dated November 14, 2008, filed with the SEC by Barclays Global Investors UK Holdings Limited (“Barclays”). Such Schedule 13F reports that an affiliate of Barclays, Barclays Global Investors, N.A. is the beneficial owner of 897,394 shares and holds sole voting power as to 765,430 shares. The Schedule 13F further reports that an affiliate of Barclays, Barclays Global Fund Advisors, is the beneficial owner of 1,766,019 shares and holds sole voting power as to 1,320,004 shares. The Schedule 13F further reports that an affiliate of Barclays, Barclays Global Investors, LTD, is the beneficial owner of 43,251 shares and holds sole voting power as to 960 shares.

(6)	The source of this information is Schedule 13G dated October 16, 2008, filed with the SEC by James E. Flynn and Deerfield Capital, L.P., Deerfield Partners, L.P., Deerfield Management Company, L.P., Deerfield International Limited, Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. (’Deerfield”). Such Schedule 13G reports that James E. Flynn is the beneficial owner of

2,580,200 shares and holds shared voting power as to 2,580,200 shares and shared dispositive power as to 2,580,200 shares. Such Schedule 13G further reports that each of Deerfield Capital, L.P. and Deerfield Partners, L.P. holds shared voting power as to 944,342 shares and shared dispositive power as to 944,342 shares. Such Schedule 13G further reports that each of Deerfield Management Company, L.P. and Deerfield International Limited holds shared voting power as to 1,635,858 shares and shared dispositive power as to 1,635,858 shares. The address of James E. Flynn, Deerfield Capital, L.P., Deerfield Partners, L.P., Deerfield Management Company, L.P. is 780 Third Avenue, 37th Floor, New York, NY 10017. The address of Deerfield International Limited is c/o Bisys Management, Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, British Virgin Islands.

Security Ownership of Management

The following table sets forth, as of December 3, 2008 (unless otherwise noted), certain information with respect to each director of the Company, each of the Company’s named executive officers and all directors and executive officers of the Company as a group. Unless otherwise indicated, each beneficial owner possesses sole voting and dispositive power with respect to the shares listed for such beneficial owner in this table.

		Amount and Nature of
Title of Class of Stock	Name of Beneficial Owner	Beneficial Ownership	Percent of Class

Class A Common Stock	Dean J. Mitchell(1)	177,612	*
Class A Common Stock	Ronald N. Warner(1)	92,436	*
Class A Common Stock	Jeffrey S. Campbell(1)	58,409	*
Class A Common Stock	Carol A. Wrenn(1)	46,207	*
Class A Common Stock	Peter G. Tombros(1)	27,318	*
Class A Common Stock	Peter W. Ladell(1)	3,000	*
Class A Common Stock	Ramon M. Perez(1)	2,400	*
Class A Common Stock	David C. U’Prichard(1)	1,500	*
Class A Common Stock	Robert F. Wrobel	231	*
Class A Common Stock	Carl-Aake Carlsson	0	—
Class A Common Stock	Finn Berg Jacobsen(1)	0	—
Class A Common Stock	All directors and executive officers as a group (14 persons)(1)	555,040	1.33%

(1)	The shares reflected in the table include shares that the executive officer or director has the right to acquire upon the exercise of stock options granted under the 1997 Incentive Stock Option and Appreciation Right Plan, the Non-Employee Director Option Plan or the 2003 Omnibus Incentive Compensation Plan, which are exercisable as of December 3, 2008 or within 60 days thereafter, as follows: Mr. Mitchell — 74,875 shares; Dr. Warner — 49,826 shares; Mr. Tombros — 22,500 shares; Mr. Campbell — 18,000 shares and Ms. Wrenn — 10,770 shares. All directors and executive officers as a group — 205,850 shares. The shares in the table also include shares of unvested restricted stock granted under the 2003 Omnibus Incentive Compensation Plan, over which the executive officer or director has voting control as of December 3, 2008, as follows: Mr. Mitchell — 89,806 shares; Dr. Warner — 36,536 shares; Mr. Campbell — 32,636 shares and Ms. Wrenn — 26,636 shares. All directors and executive officers as a group — 294,673 shares. The shares reflected in the table do not include restricted stock units that convey no voting control prior to vesting. The following lists the restricted stock units (not reflected in the table) held by the directors as of December 3, 2008: Mr. Tombros — 31,301 units; Mr. Perez — 25,201 units; Mr. Berg Jacobsen — 21,036 units; Mr. Ladell — 10,201 units and Mr. U’Prichard — 10,201 units. The following lists the restricted stock units (not reflected in the table) held by the executive officers as of December 3, 2008: Mr. Mitchell — 23,056 units; Mr. Campbell — 6,498 units; Dr. Warner — 4,926 units; and Ms. Wrenn — 4,926 units. All directors and executive officers as a group — 137,346 units. The shares reflected in the table have not been pledged as security.

Current Board of Directors

To the extent the Board will consist of persons who are not King Designees, the Board is expected to consist of those persons who are currently directors of the Company who do not resign.

The names of the current members of the Board and certain information about them are set forth below:

Name	Age	Background

Finn Berg Jacobsen	68	Director of the Company since April 2005. Senior Advisor since 2005 with Bahr Law, the Norwegian law firm. Among numerous recent consulting engagements, was engaged by a Norwegian corporation traded on the Oslo and NASDAQ Stock Exchanges to build an internal audit function to be compliant with the Sarbanes-Oxley Act of 2002. Served as Group Executive Vice President and Chief of Corporate Staff of Aker Kvaerner ASA, the Norwegian oil services company, from February 2002 to March 2005, and as Acting Chief Financial Officer (from December 2003 to November 2004) and Chief Financial Officer (from September 2001 to January 2002) for such company. From 1967 to 2000, served in a variety of positions, including Country Managing Partner in Norway (from 1977 to 1999), for Arthur Andersen & Co. Chairman and subsequently member of the Accounting Advisory Council with the Oslo Stock Exchange, from 1977 to 2000. Chairman and one of the founders of the Norwegian Financial Accounting Standards Board, from 1990 to 2000. Chairman of the Control Committee of the Oslo Stock Exchange, from 2000 to 2004. Chairman of the Company’s Audit Committee. Member of the Company’s Nominating and Corporate Governance Committee.
Peter W. Ladell	65	Director of the Company since June 2007. Formerly Chief Operating Officer of Hoechst Marion Roussel from 1997 until the company’s December 1999 merger with Rohne-Poulenc Rorer to form Aventis Pharmaceuticals. Subsequently served as a member of the Aventis Executive Committee until retirement in 2001. During 35-year tenure at Hoechst Marion Roussel and its predecessors, served in several other senior leadership positions, including President and Chief Executive Officer, Hoechst Marion Roussel, North America and President, Marion Merrell Dow Europe. Chairman of the Company’s Compensation Committee.

Name	Age	Background

Dean J. Mitchell	52	Director, President and Chief Executive Officer of the Company since July 2006. From October 2005 to June 2006 he was President of MGI, GP (the company that acquired Guilford Pharmaceuticals). From December 2004 until October 2005 President and Chief Executive Officer of Guilford Pharmaceuticals Inc. From 2001 until 2004 held various senior management positions with Bristol-Myers Squibb Company, including President, International Pharmaceuticals, President, U.S. Primary Care, and Vice President, Strategy. From 1987 through 2001, employed with GlaxoSmithKline and its predecessor business, most recently as Senior Vice President, Clinical Development and Product Strategy. Director of ISTA Pharmaceuticals, a specialty pharmaceutical company focused on products for serious eye conditions, since July 2004. Member of the Company’s Science and Technology Committee
Ramon M. Perez	55	Director of the Company since May 2004. Managing Director of Vela Management Group, a consulting practice focused in the healthcare industry. Formerly served in executive and senior management positions at Cardinal Health Inc., a global provider of products and services to healthcare providers and manufacturers, including President, Specialty Pharmaceutical Products & Services from 2000 to 2003, Executive Vice President, Supply Chain Services from 1996 to 1999, and Senior Vice President, Purchasing from 1994 to 1995. From 1978 to 1994 served in senior management positions at Baxter International, Inc., a global developer, manufacturer and distributor of products and services for healthcare and related fields. Chairman of the Company’s Nominating and Corporate Governance Committee. Member of the Company’s Compensation Committee and Audit Committee.

Name	Age	Background

Peter G. Tombros	66	Chairman of the Board since March 2006. Director of the Company since August 1994. Commencing in 2005, Professor and Executive in Residence in the Eberly College of Science BS/MBA Program at Pennsylvania State University. From 2001 to 2005, served as Chief Executive Officer of VivoQuest, Inc., a private bio-pharmaceutical company. Former Director, President and Chief Executive Officer of Enzon, Inc., a developer and marketer of bio-pharmaceutical products, from April 1994 to June 2001. Served in a variety of senior management positions at Pfizer, Inc., the pharmaceutical company, for 25 years, including Vice President of Marketing, Senior Vice President and General Manager of the Roerig Pharmaceuticals Division, Executive Vice President of Pfizer Pharmaceuticals Division, Director, Pfizer Pharmaceuticals Division, Vice President-Corporate Strategic Planning, and Vice President-Corporate Officer of Pfizer, Inc. Non-Executive Chairman of the Board of NPS Pharmaceuticals, Inc., a biotechnology company; Director of Cambrex Corp., a supplier of human health products to the life sciences industry; Director of Protalex Inc., a developer of bio-pharmaceutical drugs; and Non-Executive Chairman of the Board of Pharma Net Development Group, a global drug development company providing a range of early and late stage clinical drug development services to the pharmaceutical, biotechnology, genetic drug, and medical device industries. Member of the Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.
David C. U’Prichard	60	Director of the Company since June 2007. Venture partner for Red Abbey Venture Partners, LP and President, Druid Consulting LLC. Venture partner for Care Capital LLC from 2004 to 2006. Venture partner for Apax Partners Ltd from 2003 to 2004. Chief Executive Officer of 3-Dimensional Pharmaceuticals, Inc. from 1999 to 2003. Served as Chairman, Research & Development of SmithKline Beecham Pharmaceuticals, Inc. from 1997 to 1999. Director (Chairman) of Cyclacel Pharmaceuticals, Inc, a biopharmaceutical company that develops and commercializes drugs to treat human cancers and other serious disorders; and Life Technologies Corporation, a company providing life science technology. Chairman of the Company’s Science and Technology Committee. Member of the Company’s Nominating and Corporate Governance Committee.

Executive Officers of the Company

The following is a list of the names and ages of all of the Company’s corporate executive officers, indicating all positions and offices with the Company held by each such person and each such person’s principal occupation or employment during the past five years.

Name	Age	Background

Dean Mitchell President, Chief Executive Officer and Director	52	President and Chief Executive Officer since July 2006. President, MGI, GP October 2005 to June 2006. President and Chief Executive Officer Guilford Pharmaceuticals Inc. December 2004 to October 2005. President, International Pharmaceuticals; President, U.S. Primary Care; and Vice President, Bristol-Myers Squibb Company September 2001 to October 2005.
Jeffrey S. Campbell Executive Vice President and Chief Financial Officer	50	Chief Financial Officer since April 2007; Interim Chief Financial Officer September 2006 to April 2007; Vice President, Finance April 2005 to September 2006; Vice President and Controller October 2002 to April 2005. Assistant Corporate Controller, Ingersoll Rand Company September 1998 to October 2002.
Richard Scott Shively Senior Vice President, Pharmaceutical Commercial Operations, Alpharma Pharmaceuticals LLC	52	Senior Vice President, Pharmaceutical Commercial Operations, Alpharma Pharmaceuticals LLC since June 2008; Senior Vice President, Sales and Marketing, Alpharma Pharmaceuticals LLC April 2007 to June 2008. Interim President and Chief Executive Officer and Senior Vice President, Global Franchise - Respiratory, Altana Pharma AG October 2005 to April 2007. Vice President, Marketing, Endo Pharmaceuticals January 2001 to September 2005.
Thomas J. Spellman III Executive Vice President, General Counsel, Secretary and Chief Compliance Officer	44	Executive Vice President, General Counsel and Secretary since June 2007; Chief Compliance Officer since December 2007. Held various senior positions at Johnson & Johnson from September 2000 to June 2007 including Assistant General Counsel September 2005 to June 2007.
Ronald N. Warner, PhD Executive Vice President and President and Chief Scientific Officer	55	Executive Vice President and Chief Scientific Officer since June 2008; Executive Vice President and President, Pharmaceuticals January 2005 to June 2008; Executive Vice President, Human Scientific Affairs, Compliance and Intellectual Property January 2004 to January 2005; Executive Vice President, Human Scientific Affairs and Intellectual Property February 2003 to January 2004; Vice President, Global Scientific Affairs, Human Pharmaceuticals December 2002 to February 2003. Vice President and General Manager, ESI Lederle 2001 to 2002; Vice President, Research and Development, ESI Lederle 1995 to 2001.
Peter M. Watts Executive Vice President, HR and Communications	45	Executive Vice President, Human Resources and Communications since January 2007. Senior Vice President, Human Resources and Employee Services, Scholastic Corporation December 2005 to January 2007. Principal, KKJ Consulting, LLC October 2002 to December 2005. Vice President, Human Resources, Novartis Pharmaceuticals Corporation October 2000 to October 2002. Vice President, Human Resources, Warner-Lambert 1997 to 2000.

Name	Age	Background

Carol A. Wrenn Executive Vice President and President, Animal Health	47	President, Animal Health since November 2001. Held various executive positions at Honeywell International Inc. formerly known as AlliedSignal Inc. from 1984 to October 2001 including Business Director for Honeywell’s Refrigerants, Fluorine Products Division October 2000 to October 2001; Commercial Director and Managing Director for that division’s European operations April 1997 to October 2000.

There are no family relationships among any of the Company’s executive officers and directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended, requires the Company’s executive officers and directors, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership of the Company’s stock on Forms 3, 4 and 5 with the SEC and the NYSE. Executive officers, directors and greater than 10% beneficial shareholders are required by SEC regulation to furnish the Company with copies of all Forms 3, 4 and 5 that they file. The Company is not aware of any late or missed filings (or other noncompliance), during the 2007 fiscal year, by any of its executive officers, directors and greater than 10% beneficial shareholders with the Section 16(a) filing requirements.

CORPORATE GOVERNANCE

Board Meetings, Annual Meeting and Attendance of Directors

The Board held eighteen meetings in 2007. Each person who served as a director in 2007 attended at least 75% of the aggregate of (i) the total number of meetings of the Board held while such person was a member, and (ii) the total number of meetings held by all committees of the Board on which such person served while a member of such committee, except for David C. U’Prichard who attended 61.5% of the meetings. The Company does not have a policy requiring directors to attend its annual meeting of shareholders. However, the Company encourages the attendance of all directors standing for reelection, and five of the then-current directors attended the 2007 Annual Meeting of Shareholders held on June 5, 2007 and all of the current directors attended the 2008 Annual Meeting of Shareholders held on May 8, 2008.

Board and Committee Independence

The Board complies with the independence criteria established by the NYSE and with the independence standards of the SEC. In determining Board independence in compliance with the NYSE rules, the Board considers whether directors or director nominees have a material relationship with the Company or any of its subsidiaries. When assessing materiality, the Board weighs all relevant facts and circumstances, using the following categorical standards to determine director independence: (1) whether the director or nominee, or his or her immediate family member, is currently or has been within the last three years: (a) an employee or executive officer of the Company; (b) receiving more than $100,000 during any 12 month period in direct compensation from the Company (other than director and committee fees and pension or other forms of deferred compensation for prior service — unless such compensation is contingent in any way on continued service); (c) affiliated with or employed in a professional capacity by a present or former internal or external auditor of the Company; (d) employed as an executive officer of another company where any of the Company’s present executive officers serves as a member of such other company’s compensation committee; or (e) an executive officer or an employee of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues; and (2) whether certain other factors or circumstances external to the Company exist that would materially interfere with the director or nominee making decisions without regard to such factors or circumstances. The Board has reviewed all such relationships of each outside director.

The current members of the Board are Peter G. Tombros (Chairman), Dean J. Mitchell, Finn Berg Jacobsen, Peter W. Ladell, Ramon M. Perez and David C. U’Prichard. Glen E. Hess and Ingrid Wiik served as directors through June 5, 2007. The Board affirmatively determined in June 2007 and May 2008 that the following directors, constituting a majority of the Board, qualify as “independent” members of the Board: Peter G. Tombros, Finn Berg Jacobsen, Peter W. Ladell, Ramon M. Perez and David C. U’Prichard. The Board affirmatively determined in May 2006 that Mr. Hess qualified as an “independent” member of the Board; however, the Board did not analyze his independence in June 2007 due to the fact that Mr. Hess was not standing for re-election to the Board.

None of the directors determined to be independent engaged in any transaction, relationship or arrangement that might affect the determination of their independence, or which required Board review except for Mr. Tombros, who serves as a director of one of the Company’s suppliers.

In determining Audit Committee independence, the Board first considers whether directors or director nominees qualify as “independent” to serve on the Board (as set forth above), and, if answered affirmatively, whether they satisfy two additional independence requirements: (1) whether the director or nominee currently receives (or in the past has received), directly or indirectly, compensation of any kind (including salary, legal fees, consulting fees and auditing fees) from the Company or any of its subsidiaries, other than director’s compensation for prior service that is not contingent in any way on continued service, and (2) whether the director or nominee is an “affiliated person” of the Company, in that he or she directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Company (e.g., is an executive officer of the Company or a shareholder holding 10% or more of any class of Company securities). Applying these standards, the Board determined in June 2007 and May 2008 that the following directors, constituting the entire Audit Committee, qualify as “independent” to serve on the Board’s Audit Committee: Finn Berg Jacobsen (Chairman), Ramon M. Perez and Peter G. Tombros.

In determining Compensation Committee independence, the Board first considers whether directors or director nominees qualify as “independent” to serve on the Board (as set forth above), and, if answered affirmatively, whether they satisfy two additional independence requirements: (1) whether the director or nominee is a “Non-Employee Director” under Rule 16b-3 of the Exchange Act, which means a director or nominee who: (a) is not currently an officer or employee of the Company or its subsidiaries; (b) does not receive more than $120,000 in compensation annually from the Company or its subsidiaries for services rendered as a consultant or in any capacity other than as a director; and (c) does not possess a direct or indirect material interest in any transaction or proposed transaction in which the Company or its subsidiaries were or are to be participants and the amount involved exceeds $120,000; and (2) whether the director or nominee is an “Outside Director” under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), in that he or she: (a) is not currently an officer or employee of the Company or its subsidiaries; (b) is not a former employee of the Company or its subsidiaries who is currently receiving remuneration from the Company or its subsidiaries for prior services; (c) has not been an officer of the Company or its subsidiaries; and (d) is not currently receiving, directly or indirectly, compensation of any kind from the Company other than director’s compensation. Applying these standards, the Board determined in June 2007 and May 2008 that the following directors, constituting the entire Compensation Committee, qualify as “independent” to serve on the Board’s Compensation Committee: Ramon M. Perez (2007 Chairman), Peter W. Ladell and Peter G. Tombros.

In determining Nominating and Corporate Governance Committee independence, the Board considers whether directors or director nominees qualify as “independent” to serve on the Board (as set forth above). Applying these standards, the Board determined in June 2007 that the following directors, constituting the entire Nominating and Corporate Governance Committee, qualify as “independent” to serve on the Board’s Nominating and Corporate Governance Committee: Peter G. Tombros (2007 Chairman), Finn Berg Jacobsen, Ramon M. Perez and David C. U’Prichard.

Committees of the Board

Pursuant to its Bylaws, as amended, the Company has established standing Audit, Compensation and Nominating and Corporate Governance Committees. The charters for each of these committees are available on the Company’s website, at www.Alpharma.com by clicking first on the “About Alpharma” tab and then on the “Our Business Guidelines” tab, and in print, without charge, upon a shareholder’s written request sent to the attention of “Investor Relations” at the Company’s offices located at 440 Route 22 East, Bridgewater, New Jersey 08807.

Audit Committee

The Audit Committee provides assistance to the Board in fulfilling the Board’s oversight responsibility to shareholders, potential shareholders, the investment community, and others relating to the integrity of the Company’s financial statements and the financial reporting process, compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence, the systems of internal accounting and financial controls, the annual independent audit of the Company’s financial statements, and the performance of the Company’s internal audit function and independent auditors. In so doing, it is the responsibility of the committee to maintain free and open communications between the committee, independent auditors, and management of the Company. In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and has the power to retain outside counsel or other experts (The Company will provide funding necessary for the committee to retain such outside counsel and experts). The committee is charged with taking the appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk, and ethical business behavior. The Audit Committee has a charter which governs its operations, and requires that the committee be comprised of at least three directors, each of whom is an “independent” director. (See “Corporate Governance; Board and Committee Independence” above for a description of such independence criteria). All committee members will be financially literate, or will become financially literate within a reasonable period of time after appointment to the committee, and at least one member will have accounting or related financial management expertise necessary to be considered an “audit committee financial expert” in accordance with the rules of the SEC. The Board determined, in June 2007, that Mr. Finn Berg Jacobsen, Chairman of the Audit Committee, qualifies as an “audit committee financial expert” pursuant to these rules, based on his attributes, education and experience. In addition, the Board also determined, in June 2007, that all of the members of the Audit Committee qualify as “financially literate.” The current members of the Audit Committee are Finn Berg Jacobsen (Chairman), Ramon M. Perez and Peter G. Tombros, none of whom serves on more than three audit committees of public companies. The Audit Committee held seven meetings in 2007.

Compensation Committee

The Compensation Committee has the authority of the Board with respect to compensation, benefit and employment policies and arrangements for directors, the CEO, executive officers and other key employees of the Company. The committee leads the processes for CEO succession planning and CEO performance evaluation. The committee also has authority with respect to the compensation and benefit plans generally applicable to the Company’s employees. The Compensation Committee has a charter which governs its operations and requires that the committee be comprised of at least three directors, each of whom is an “independent” director. (See “Corporate Governance; Board and Committee Independence” above for a description of such independence criteria.) The current members of the Compensation Committee are Ramon M. Perez (2007 Chairman), Peter G. Tombros, and Peter W. Ladell (Chairman). The Compensation Committee held eight meetings in 2007.

Compensation Committee Processes and Procedures

Scope of Authority

The Compensation Committee is responsible for establishing and administering the policies that govern the compensation of the CEO and other members of senior management as well as our non-employee directors. The committee’s scope of authority includes establishing the goals and objectives relevant to CEO compensation, establishing the compensation and benefits of the CEO, reviewing and approving the compensation and benefits for other executive officers, highly paid employees and non-employee directors, administering our short and long-term incentive plans, administering plans intended to qualify for exemptions under § 162(m) of the Code, and establishing and maintaining a management succession plan.

Delegation of Authority

The committee may from time to time form and delegate authority to a subcommittee of one or more members, when appropriate. Generally, the committee does not delegate responsibility for the items under its purview to subcommittees; however, the committee has delegated responsibility for the technical administration of the Company’s benefit plans to a Benefits Committee made up of members of management, and as discussed below, management takes a role in developing and making recommendations regarding compensation matters to the committee.

Role of Executives

The CEO, EVP, Human Resources and Communications (“EVP, HR”) and a representative of the Company’s Law Department attend all of the committee’s meetings. However, the committee conducts an executive session following each of these meetings. When appropriate, key members of the management team are invited to join these executive sessions for discussion purposes. Typically during executive sessions, the Committee’s compensation consultant remains to provide advice and counsel. Members of management also work with the Company’s outside compensation consultant to provide data to the consultant and to ensure that data in reports and analyses is correct.

The CEO, together with the EVP, HR, develops recommendations on compensation for the Leadership Team (which is made up of the CEO and the senior executives which report directly to the CEO) other than the CEO, which they present to the committee for consideration.

The CEO and the EVP, HR have put forward recommendations to the committee on compensation matters, including:

•	Alignment of the Company’s compensation philosophy with the Company’s strategy;

•	Composition of the Compensation Comparator Group (as defined below), including defining the relevant market for talent;

•	Basic pay positioning of the Company versus the Compensation Comparator Group, including base salary, bonus and long-term incentives;

•	Specific pay levels for executives; and

•	Incentive design and long-term incentive vehicles.

Compensation Consultant

The committee has the authority to secure the services of third party service providers (e.g., accountants, attorneys, compensation consultants and other experts) in carrying out its duties. In September 2007, the committee retained the services of Pearl Meyer & Partners, a compensation consulting firm (the “Compensation Consultant”), to assist it in analyzing and considering executive compensation proposals. Prior to retaining Pearl Meyer, the committee had retained Exequity LLP. Management does not retain any compensation consultant, but as described above, members of management may work with the Compensation Consultant to provide data and to ensure that data in reports and analyses is correct.

The committee makes all decisions on the nature and scope of the Compensation Consultant’s role and interactions with the Company. The Compensation Consultant provides no services to the Company other than executive and Board of Director compensation consulting services, and its assignments cover the full range of executive and Board of Director compensation issues. While the Compensation Consultant participates in all

Compensation Committee calls and meetings, the Compensation Consultant does not set compensation for the executives or directors.

The committee, in discussion with management, determines the Compensation Consultant’s assignments. During 2007, the Compensation Consultant completed the following various projects for the committee: peer group review/development; executive compensation competitive analysis; competitive compensation analysis for director compensation, including a review of stock ownership guidelines and deferred compensation plans; a review of the short-and long-term incentive plans; preparation and review of proxy materials including 280G calculations; a review of the Company’s compensation philosophy; tally sheets; and development of the recommended long term incentive grant guidelines. With respect to all projects completed by the Compensation Consultant, the committee receives copies of all reports developed by the Compensation Consultant after the management team has had an opportunity to review the report to ensure data accuracy.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee was established in January 2007 and is entrusted with the responsibility to assist the Board in fulfilling its oversight responsibility with respect to corporate governance principles, directorship practices and the recommendation of qualified candidates for election to the Board. The Nominating and Corporate Governance Committee recommended the 2008 slate of director nominees to the Board, which subsequently approved the nominations. The Nominating and Corporate Governance Committee also monitors the Company’s Corporate Governance Principles. The Nominating and Corporate Governance Committee has a charter which governs its operations, and requires that the committee be comprised of at least three directors, each of whom is an “independent” director. (See “Corporate Governance; Board and Committee Independence” above for a description of such independence criteria). During 2007, the Nominating and Corporate Governance Committee held five meetings. The current members of the Nominating and Corporate Governance Committee are Peter G. Tombros (2007 Chairman), Finn Berg Jacobsen, Ramon M. Perez (Chairman) and David C. U’Prichard.

Corporate Governance Principles, Business Conduct Guidelines and Code of Ethics

The Board has adopted Corporate Governance Principles (which are available on the Company’s website at www.Alpharma.com by clicking first on the “About Alpharma” tab and then on the “Our Business Guidelines” tab, and in print, without charge, upon a shareholder’s written request sent to the attention of “Investor Relations” at the Company’s offices located at 440 Route 22 East, Bridgewater, New Jersey 08807) to provide the general framework for the governance of the Company. The Corporate Governance Principles specifically address the role of the Board and management, the functions of the Board, qualifications of directors, independence of directors and committees, the prohibition on making loans to directors and executive officers, size of the Board and selection process, Board committees, meetings of outside (non-management) directors, setting the Board agenda, ethics and conflicts of interest, reporting of concerns to the Audit Committee, Board compensation, access to senior management and independent advisors, director orientation and continuing education, succession planning, and the Board’s annual performance evaluation.

The Board has adopted Business Conduct Guidelines (which are available on the Company’s website at www.Alpharma.com by clicking first on the “About Alpharma” tab and then on the “Our Business Guidelines” tab, and in print, without charge, upon a shareholder’s written request sent to the attention of “Investor Relations” at the Company’s offices located at 440 Route 22 East, Bridgewater, New Jersey 08807) that set forth principles and standards to guide the business behavior of members of the Board, officers and all other Company employees worldwide. The Business Conduct Guidelines specifically address compliance with laws (including food and drug, environmental, copyright and competition laws), fairness in employment, safety and health, reporting to governmental agencies, confidentiality, the protection of Company assets, conflicts of interest, political contributions, the extended application of certain U.S. laws, relationships with medical professionals, and fair dealings with third parties.

The Board has adopted a Code of Ethics (which is available on the Company’s website at www.Alpharma.com by clicking first on the “About Alpharma” tab and then on the “Our Business Guidelines” tab, and in print, without charge, upon a shareholder’s written request sent to the attention of “Investor

Relations” at the Company’s offices located at 440 Route 22 East, Bridgewater, New Jersey 08807) that, in addition to the Business Conduct Guidelines, applies to the Company’s CEO, Chief Financial Officer and Controller. The Code of Ethics requires such officers to engage in and promote honest and ethical conduct, protect the Company’s and its customers’ confidential information, produce full, fair, accurate, timely and understandable disclosure in reports to the SEC and other regulators and in other public communications, to comply with applicable laws, rules and regulations of governments and self-regulatory organizations, and to report promptly to the Audit Committee violations of the Code of Ethics.

Director Identification and Selection

In identifying acceptable potential director candidates, the Nominating and Corporate Governance Committee seeks input from Board members and other sources so that a variety of viewpoints are considered. The Nominating and Corporate Governance Committee may also engage independent search firms to help identify director candidates. However, the Nominating and Corporate Governance Committee ultimately determines which candidates are to be recommended to the Board for approval. Board candidates are considered based on various criteria which may change over time and as the composition of the Board changes. At a minimum, the Nominating and Corporate Governance Committee considers a candidate’s personal and professional ethics, integrity and values, commitment to representing the interests of the shareholders, demonstrated wisdom and mature judgment and diversity of experience at policy-making levels in business, government, education and technology, and in other areas that are relevant to the Company’s global activities. The Board does not believe that arbitrary term limits on directors’ service are appropriate, nor does it believe that directors should expect to be routinely re-nominated on an annual basis. The Nominating and Corporate Governance Committee also considers such other factors as may be appropriate including the current composition of the Board and evaluations of prospective candidates.

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. Shareholders wishing to submit a director candidate for consideration by the committee should submit the recommendation to Alpharma Inc. Nominating and Corporate Governance Committee, c/o Secretary, 440 Route 22 East, Bridgewater, New Jersey 08807 not less than 120 days nor more than 150 days prior to the annual meeting date (determined based on the same date as the previous year’s annual meeting). The request must be in a writing setting forth the following information regarding the person to be nominated: (i) the name of the person to be nominated, (ii) the number and class of all shares of each class of stock of the Company beneficially owned by such person, (iii) the information regarding such person required by paragraphs (a), (d), (e) and (f) of Item 401 (director identification, family relationships, business experience and involvement in legal proceedings) of Regulation S-K adopted by the SEC (or the corresponding provisions of any regulation subsequently adopted by the SEC applicable to the Company), and (iv) such person’s signed consent to serve as a director of the Company if elected. The written request must also set forth the following information regarding the shareholder: (i) such shareholder’s name and address, as well as the name and address of the beneficial owner, if any, (ii) the number and class of all shares of each class of stock of the Company beneficially owned or owned of record by such shareholder and, if any, the beneficial owner, (iii) any material interest of the shareholder in the proposed business, (iv) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting, and (v) if the shareholder intends to solicit proxies in support of such proposal, a statement to that effect. The Nominating and Corporate Governance Committee may also request additional background or other information.

Executive Sessions of Outside (Non-Management) Directors

The Chairman of the Board (currently Mr. Tombros) presides at executive sessions of outside (non-management) directors, held at regularly scheduled times throughout the year. Outside (non-management) directors are those who are not Company officers. Except for Mr. Mitchell, all of the Company’s directors are outside (non-management) directors and are “independent,” as set forth above under “Corporate Governance; Board and Committee Independence.”

Communications from Shareholders and Other Interested Parties

Shareholders and other interested parties may send communications to the Board (and to individual directors) through the Secretary of the Company, Mr. Thomas J. Spellman III. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. The Secretary will consider most commercial solicitations and other matters not relevant to the Company’s shareholders, the Board, or to the Company in general, to be inappropriate for consideration by the directors. Shareholders and other interested parties may communicate directly with the Chairman of the Company’s Audit Committee by sending an e-mail to auditchair@alpharma.com. Shareholders and other interested parties may communicate with outside (non-management) directors, individually or as a group, by sending an e-mail to outsidedirectors@alpharma.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

ACTIVITIES OF THE COMPENSATION COMMITTEE IN 2007

The Committee held eight meetings in 2007. The Committee has a set calendar for taking up routine compensation matters throughout the year and adds items and meetings, as necessary, to address non-routine compensation matters and developments.

At each meeting there is a standing agenda of discussion topics to be addressed. As noted above, the Committee meetings are generally attended by each Committee member, the CEO, the EVP, HR, a representative of the Company’s Law Department and the Compensation Consultant.

In addition to making all decisions on the compensation and benefit arrangements covering the Company’s Leadership Team, the Committee in 2007 also:

•	Evaluated the overall executive compensation philosophy, positioning, and benchmarking, and made changes as discussed throughout this Compensation Discussion and Analysis;

•	Conducted a search for, and selected, a new Compensation Consultant;

•	Reviewed the competitive market for change in control and severance arrangements as compared to the Company’s Leadership Team’s arrangements;

•	Evaluated the succession needs and assessed pay positioning with respect to an executive who retired during 2007 (Robert F. Wrobel);

•	Reviewed the performance of the Company’s Leadership Team, and approved pay decisions commensurate with that performance;

•	Reviewed other aspects of the Company’s relationship with its top executives, such as share ownership by these individuals, succession planning, severance plan design, and the ability of the Company to recruit and retain the desired level of executive talent;

•	Reviewed the treatment of outstanding equity-based awards;

•	Reviewed the regulatory influences on executive pay in 2007;

•	Reviewed the Committee’s Certificate of Incorporation; and

•	Conducted a review and assessment of the Committee’s own activities and performance.

During 2007, the Compensation Committee worked with the CEO and EVP, HR to determine the appropriate terms of transition of Mr. Campbell from interim Chief Financial Officer to fully appointed Chief Financial Officer.

GENERAL COMPENSATION PHILOSOPHY AND PROGRAMS

Executive Attributes

The Company has identified several executive attributes that should be supported by prospective pay arrangements:

•	A mindset focused on strategic corporate directives;

•	Orientation toward growth and the corporate actions necessary to spur that growth;

•	A willingness to make decisions balancing business risks and potential success; and

•	Acceptance of leveraged compensation opportunities that deliver targeted value only when strict performance expectations are accomplished.

General Compensation Objectives

The Compensation Committee believes that the Company’s prospective strategic operating objectives will be best supported by executives who exhibit the above attributes. The Compensation Committee believes that the Company’s pay programs should:

•	Be supportive of a high-performance culture;

•	Offer competitive levels of pay opportunities, when evaluated against executive positions within similar organizations and operations;

•	Introduce a significant degree of variability of pay outcome, consistent with business results over the period that each incentive opportunity is outstanding;

•	Reward contributions to Company growth and shareholder value creation;

•	Reward teamwork and individual excellence;

•	Attract executives to the Company by offering total compensation packages that are competitive within an appropriate comparator group;

•	Encourage retention of current executives through a mix of vesting-based pay elements; and

•	Motivate the executive team to achieve the Company’s short- and long-term Company objectives through performance-based pay elements.

In addition, the Committee believes that executive pay opportunities should focus in a more tailored way on each executive’s line-of-sight authority and accountabilities. Accordingly, the Committee is receptive to allowing some variance between internal pay positioning, with the objective of crafting appropriate opportunities based on each executive’s specific contributions and potential. At the same time, the Committee desires to maintain a significant degree of internal parity in order to encourage teamwork.

Attainment of the above objectives requires a mix of fixed and variable compensation, with an emphasis on variable compensation. The mix between fixed and variable compensation emphasizes variable compensation to support the Company’s goals of providing competitive compensation packages and motivating executives to achieve short- and long- term Company objectives. The Company also emphasizes long over short-term compensation for executives to ensure that executives are focused on creating long-term shareholder value. The mix between short- and long-term compensation generally targets a mix similar to Peer Group companies (as defined below).

The Company’s executive compensation philosophy is intended to provide direction and guidance to Compensation Committee decisions, not to initiate sudden and radical changes year to year.

Principal Compensation Programs

Compensation Elements

The Company seeks to deliver compensation through three core compensation elements:

Compensation Element	Objective

Base Salary and Benefits	Attract and retain executives through competitive pay and benefit programs
Short-Term Incentive Plan	Create an incentive for the achievement of pre-defined annual business objectives
Long-Term Incentive Plan	Align the interests of executives with shareholders and create a retention incentive through multi-year vesting schedules

Each element of compensation is considered individually and in total when considering compensation adjustments. Compensation adjustments also generally consider the interrelation between each compensation element to ensure that the entire compensation program is appropriately aligned.

Other Executive Compensation Programs

Change in Control/General Severance Coverage

The Compensation Committee believes that offering termination protection similar to those provided at the companies in the Peer Group is an important element of providing competitive total compensation and benefits. These programs provide the executive a degree of security in the event of a corporate transaction and allow for better alignment between the executive and shareholders interests.

Retirement, Savings, and Deferred Compensation Programs

The Compensation Committee believes that contemporary retirement programs that assist executives in preparing for retirement is essential to attract and retain senior talent. The Leadership Team is currently eligible to participate in a nonqualified deferred compensation program to help them accrue sufficient assets for retirement. The details of that program are described more specifically in the Pension and Deferred Compensation Tables.

Perquisites

The Compensation Committee believes that an executive allowance delivered in lieu of perquisites is preferable. This allowance provides for individual flexibility in addressing financial planning, tax planning, Company vehicle, and other perquisites offered by Peer Group companies. The Executive Allowance is $35,000 per annum for the CEO, and $28,600 per annum for Leadership Team members based in the United States. The Executive Allowance is delivered in lieu of executive perquisites. This arrangement provides comparable value to executives for perquisites commonly offered to similarly situated officers in Peer Group companies.

Health, Life Insurance, Disability, and Similar Benefits

The Compensation Committee recognizes that the Company’s greatest resource is its employees, and therefore believes that it is appropriate to offer comprehensive and affordable health and welfare benefits to all employees and their eligible family members. Such programs vary by country. Leadership Team members based in the United States receive the same benefits as offered to all other full-time employees, with the exception of Company provided life insurance and accidental death and dismemberment insurance.

Compensation Determinations and Adjustments

Specific compensation determinations for each major compensation element generally consider the following factors:

Factors Generally Considered for
Compensation Element	Adjustments/Payouts

Base Salary	Individual performance, tenure, market data and trends, internal equity and Company performance.
Short-Term Incentive Plan	For actual bonus payouts, performance against pre-set criteria in the short-term incentive plan. **For target bonus percentages, market data and trends, and internal equity.
Long-Term Incentive Plan	Individual performance, market data and trends, internal equity, Company performance and executive potential.

In addition, the Compensation Committee will apply discretion in determining the specific compensation levels of individual executives. The compensation programs will be evaluated annually in light of the evolving business strategies and plans of the Company. The Compensation Committee will endeavor to ensure the compensation programs align with shareholders interests and current market trends.

Competitive Market and Compensation Positioning

Competitive Market Defined

The Compensation Committee believes the most relevant talent pool for its executives is the specialty pharmaceutical industry. The Compensation Committee will rely on the Committee’s Compensation Consultant to make recommendations regarding the appropriate companies to comprise a Peer Group of comparator companies and the appropriate compensation surveys. Generally, the factors considered for determining the Peer Group are:

•	Industry similarity (with a focus on specialty pharmaceutical companies).

•	Revenue similarity.

•	Market capitalization similarity.

The Compensation Committee will track the current compensation practices for Peer Group companies and surveys and the relative positioning of the Company’s executive pay program annually. To achieve this, an annual process to review the Peer Group, recommend changes to it, and report on trends within it, will be undertaken by the Committee’s Compensation Consultant. This Peer Group will serve as the primary source for determining market trends, and assessing the market competitiveness of the Company’s pay practices. Survey data from surveys that cover appropriate companies will be used to supplement the Peer Group data (at least four different surveys are used covering a substantial number of size- and industry-appropriate companies).

For 2007, the Peer Group consisted of the following companies:

Amylin Pharmaceuticals	MGI Pharma
Cephalon	Millenium Pharmaceuticals
Cubist Pharmaceuticals	OSI Pharmaceuticals
Endo Pharmaceuticals	PDL Biopharma
Imclone Systems	Sepracor
King Pharmaceuticals	Valeant Pharmaceuticals
Medicis Pharmaceuticals	Vertex Pharmaceuticals

Competitive Positioning of Compensation

The executive compensation competitive targeting strategy is as follows:

Compensation Program	Strategy

Base Salary and Benefits	50th percentile in general; above median base salary for unique qualifications & substantial contributions to the Company.
Short-Term Incentive Plan	50th percentile at target. Actual bonuses will be targeted below the median for below-target performance and above the median for above-target performance.
Long-Term Incentive Plan	Currently 50th percentile; with the possibility of ultimately targeting a premium to the market median.

Actual pay levels can be significantly above or below the targeted pay level depending on factors such as individual or Company performance, tenure and executive potential. In general, the Committee desires to balance internal and external equity but preserves the discretion to deviate when necessary to recruit executives and/or retain the right executive talent.

INCENTIVE COMPENSATION DETAILS

2007 Annual Bonus Plan

The annual bonus plan for the executive team is designed to incent executives to meet key business goals critical to the success of the Company. Members of the Leadership Team (excluding the CEO) had 80% of their total annual bonus opportunity tied to the achievement of corporate results at the consolidated corporate level, and 20% of the opportunity tied to the accomplishment of goals relating to each executive’s business unit or functional goals. The CEO had 100% of his total annual bonus opportunity tied to the achievement of corporate results at the consolidated corporate level. The Committee believes that this created the appropriate line-of-sight accountability for each executive, based on relative contribution to overall corporate results and line of business or functional results.

With respect to the corporate-wide performance goals, three financial metrics were used to measure success in 2007: operating income, cash flow and revenue growth. The weightings as among these metrics was as follows:

Corporate Performance Metric	Weighting

Operating Income	70%
Cash Flow	20%
Revenue Growth	10%

The Committee believes that in 2007 these were the appropriate metrics to incent the executive team to drive disciplined Company growth, while maintaining appropriate levels of profitability. In addition, these metrics are widely understood and accepted among the executive team, and are representative of typical annual bonus program design, and thereby contribute to the degree of conformity with market practice.

The targeted bonus amounts as a percent of base pay for Leadership Team members in 2007 were also the same in 2006 (targeted bonus of 100% of base pay for the CEO and 50% of base pay for the other members of the Leadership Team). The Committee believes it is important to maintain the consistency of this relationship across the members of the Leadership Team in order to encourage a common focus and teamwork among these executives.

The performance-payout relationship for the 2007 annual bonus opportunity for members of the Leadership Team was similar to the 2006 design, as follows:

Funding Percentage (Percent of Total
Percentage of Corporate/Business Unit	Target Payouts for Combined Operating
Operating Income and Cash Flow Goals Achieved	Income and Cash Flow Components)

Less than 80%	Some funding may be available at senior leadership’s discretion to reward top performers
80%	40%
90%	80%
100% (Target)	100%
110%	120%
120%	150%
135%	200%
Above 135%	Discretionary*

*	Subject to the approval of the Compensation Committee of the Board of Directors.

The Committee believes that the above performance-payout relationships appropriately reward performance above targeted levels, and provide for significantly reduced payouts when performance falls short of goals. The Committee believes the steep performance-payout slope is properly reflective of the desired performance-based culture sought at the Company.

In 2007, the performance of the Company on each of the corporate performance metrics was as follows:

Corporate Performance Metric	Performance as a % of Target

Operating Income (70% of total)	101.4%
Cash Flow (20% of total)	160.3%
Revenue Growth (10% of total)	99.1%
Overall Weighted Performance	112.9%

After applying the weightings for each corporate performance metric, the overall corporate performance (weighted 80% of the total bonus opportunity) versus target was 112.9% which extrapolates to a target bonus payout of 128.7%. With respect to the functional component or business unit component (weighted 20% of the total bonus opportunity), functional performance or business unit performance for the Leadership Team ranged from 50% of target to 125% of target. After combining the corporate and functional or business unit components of the bonus opportunity, bonus payouts ranged from 89% of target to 117.3% of target.

The Company is not disclosing the specific corporate or functional performance metrics because it believes in good faith that disclosure of the specific metrics could cause the Company competitive harm. Specific concerns relating to competitive harm include the fact that disclosure of the specific target metrics would provide competitors with harmful competitive pricing information that, in a highly competitive business, could affect the value of the Company’s contracts with its customers. In addition, disclosure of the specific metrics could provide competitors with valuable profitability information that would enable competitors to adjust their pricing accordingly and gain a competitive advantage. The Company believes that the corporate performance metrics are set with a reasonable level of difficulty as evidenced by the funding as a percent of target over the last few years:

Overall Weighted Performance
Year	as a % of Target

2006	90.4%
2005	130.0%
2004	40.0%

2007 Long Term Incentive Awards

2007 long-term incentive awards were granted to the Leadership Team in the form of a mix of stock options and performance-based restricted stock (PBRS) awards. Stock options were granted to align executives with the Company’s shareholders and to incent executives to increase shareholder value. PBRS awards were granted to align executives with shareholders, incent executives to increase shareholder value, retain executives through time-based vesting, and incent executives to meet 3-year cumulative earnings before interest, taxes, depreciation and amortization (“EBITDA”) goals.

The above considerations resulted in awards of equity-based long-term incentives in 2007 having the following characteristics:

•	Values that on-average were at about the 30th percentile of the marketplace for the Leadership Team;

•	75% of the grant-date value being delivered in the form of stock options and the remaining 25% being delivered in the form of PBRS; and

•	Vesting and other terms of the awards being consistent with awards made in 2006 — stock options vest on a graded basis over the four-year period after grant, and restricted stock granted to members of the Leadership Team vests 100% at the end of the three-year period following award grants.

Consistent with past practice, regular annual awards of equity-based incentives in 2007 were generally made in the first quarter. As has been the Company’s practice in past years, all options were granted with an exercise price equal to the Company’s closing stock price on the date of grant. The Committee believes that this is the most appropriate benchmark for stock price on the date of grant.

In late 2007, it became clear to the Committee that the PBRS awards with a three-year cumulative EBITDA measurement period were not an appropriate incentive for executives for 2008 and 2009 because the significant amount of business and corporate development activity necessary to further the Company’s strategy made it impracticable to predict EBITDA over a three year period. As such, there was no line-of-sight for executives between their activities and the potential reward. After careful deliberation and consideration of alternatives in early 2008, the Committee determined that the PBRS awards should be converted to a time-based award at 102.4% of the initial target value (which is where performance through one year was situated), thereby eliminating the executives ability to earn above- or below-target performance and creating a retention-oriented award with three-year cliff vesting.

In order to enhance the retention incentives of the Company’s senior executives, the Committee placed a heavier emphasis on time-vested restricted stock with three-year cliff vesting in the 2008 grant mix. The equity mix for 2008 will be approximately 50% stock options and 50% time-vested restricted stock for top executives with some variation to that mix depending on the specific executive.

EXECUTIVE RETENTION INCENTIVE AND TERMINATION

Retention Incentives

During fiscal year 2007, the Company initiated a process to review strategic alternatives for the Active Pharmaceutical Ingredients (“API”) business. In order to help minimize the potential talent flight from API, at the end of 2007 the Company extended a cash-based retention opportunity to the President of the Company’s API division, Carl-Aake Carlsson. This cash based retention bonus incentive was designed to ensure that Mr. Carlsson remained the President of API while the Company explored strategic alternatives for the API business. The potential bonus was established on a sliding scale depending on the sale price received for the API business. The objective of the bonus was to retain Mr. Carlsson throughout the sale process and to incent him to obtain the highest possible price for the API business.

Executive Retirement

In July 2007, Mr. Wrobel retired from the Company and was provided his then-earned bonus, severance, and other benefits as outlined in the Summary Compensation Table.

CHANGE IN CONTROL/GENERAL SEVERANCE COVERAGE

The section of this proxy entitled “Change in Control/Termination Payments” provides a comprehensive description of the various severance benefits offered by the Company to its executive officers. The Committee believes that offering termination protection along the lines provided in the Company’s severance programs is an important element of providing total compensation and benefits that is competitive with the Company’s competitors for executive talent.

Consistent with general market practice, and in line with the objective of offering compensation arrangements aligned with median practices, the vesting of equity-based incentives that are outstanding at the time of a change in control is accelerated upon consummation of the transaction. The Committee believes that, in addition to providing market-competitive coverage, this “single trigger” activation provision appropriately protects incentive values that have been earned up to the point of a transaction. In addition, the vesting activation encourages the successor entity to implement new arrangements aligned with post-change in control objectives following the close of the transaction.

In order to further align with competitive market practices, cash severance protections associated with a qualifying termination following a change in control become activated only upon the employment termination (i.e., “double trigger” activation). The Committee believes that, in addition to aligning with prevalent practices, this design helps encourage executive retention following a transaction.

IMPACT OF REGULATORY AND SIMILAR REQUIREMENTS:

Section 162(m) of the Code places a limit of $1,000,000 on the annual amount of compensation (other than compensation that qualifies as “qualified performance-based compensation”) that publicly held companies may deduct for federal income tax purposes for certain executive officers.

The Committee believes that tax deductibility is an important factor, but only one factor, to be considered in evaluating a compensation program. Thus, while our performance-based incentive plans have generally been designed and administered to maintain tax deductibility, including shareholder approval of the plans, the Company believes competitive and other circumstances may require, in some instances, that the interests of the Company and its shareholders are best served by providing compensation that is not fully tax deductible. Accordingly, the Committee may continue to exercise discretion to provide base salaries or other compensation that may not be fully tax deductible to the Company.

Many other tax code requirements, SEC regulations and accounting rules affect the delivery of executive pay and are generally taken into consideration as programs are designed and developed. The Company’s goal is to create and maintain plans that are in full compliance with these requirements, and that provide for the most efficient delivery of compensation, both with respect to payment by the Company and receipt by the employee. These include but are not limited to FAS 123R and IRC 409A, and Section 16 of the Exchange Act.

SUMMARY COMPENSATION TABLE

The following table provides information concerning the compensation of the President and Chief Executive Officer, the Chief Financial Officer, the three other most highly compensated executive officers and the former Chief Legal Officer & Secretary for fiscal 2007, our named executive officers (“NEOs”).

							Change in
							Pension
							Value and
							Non-qualified
				Stock	Option	Non-equity	Deferred	All Other
		Salary	Bonus	Awards	Awards	Incentive Plan	Compensation	Compensation	Total
	Year	($)	($)	($)	($)	Compensation ($)	Earnings ($)	($)	($)
Name and Principal Position (a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Dean J. Mitchell	2007	$646,923	$—	$450,132	$307,983	$845,000	$—	$168,994	$2,419,033
President & Chief Executive Officer	2006	$300,481	$100,000	$158,200	$135,927	$625,000	$—	$92,635	$1,412,244
Jeffrey S. Campbell	2007	$367,385	$164,313	$452,863	$71,264	$210,688	$563	$62,737	$1,329,811
Executive Vice President & Chief Financial Officer	2006	$291,554	$320,500	$192,390	$67,293	$—	$10,691	$39,534	$921,962
Carl-Aake Carlsson	2007	$436,762	$299,689	$122,495	$69,994	$212,000	$56,785	$132,345	$1,330,070
President, Active Pharmaceuticals Ingredients
Ronald N. Warner	2007	$414,615	$219,533	$151,736	$89,189	$300,000	$1,309	$64,591	$1,240,974
President, Pharmaceuticals	2006	$400,000	$619,067	$228,539	$132,844	$225,000	$14,664	$70,384	$1,690,499
Carol A. Wrenn	2007	$394,481	$209,533	$101,508	$51,935	$220,000	$421	$58,954	$1,036,832
President, Animal Health
Robert F. Wrobel	2007	$220,769	$320,976	$47,157	$36,334	$—	$18,923	$1,121,642	$1,765,801
Former Executive Vice President, Chief Legal Officer & Secretary	2006	$410,000	$429,067	$126,020	$178,272	$200,000	$35,236	$54,067	$1,432,661

Footnotes:

Column (a) —	Currency exchange rate for Carl-Aake Carlsson based on OANDA Currency Converter for Monday, December 31, 2007 with 1 Norwegian Kroner = 0.18506 U.S. Dollar

Column (d) —	Includes the following bonuses paid or earned during 2007: Mr. Campbell — performance units valued at $100,000 and guaranteed bonus of $64,313 for his continued service as interim CFO for the first 3.5 months of 2007; Mr Carlsson — retention incentive of $218,486, retention incentive portion of vacation allowance of $50,566 and bonus portion of vacation allowance of $30,637; Dr. Warner — retention incentive of $219,533; Ms. Wrenn — retention incentive of $209,533; Mr. Wrobel — retention incentive of $214,533 and pro-rata bonus of $106,442.

Column (e) —	Reflects Stock Awards valued in accordance with SFAS 123R, which requires recognition of the fair value of stock-based compensation in net earnings, including the impact of compensation reversals due to award forfeitures. Compensation for restricted stock is recorded based on the market value of the stock on the grant date. The Company recognizes stock-based compensation expense over the requisite period of individual grants, which generally equals the vesting period of the grant (ref. Form 10-K, Notes to Consolidated Financial Statements). There were no restricted stock awards forfeited in 2007 for the named executive officers.

Column (f) —	Reflects Option Awards valued in accordance with SFAS 123R, which requires recognition of the fair value of stock-based compensation in net earnings, including the impact of compensation reversals due to award forfeitures. The Company estimated the fair value, as of the date of grant, of options outstanding in the plan using the Black-Scholes option pricing model. The Company recognizes stock-based compensation expense over the requisite period of individual grants, which generally equals the vesting period of the grant (ref. Form 10-K, Notes to Consolidated Financial Statements). The following stock option awards were forfeited in 2007: Mr. Wrobel, 20,000 shares. These forfeitures had no impact on the reported values.

Column (g) —	Reflects the annual bonuses awarded under the Alpharma Inc. Executive Bonus Plan, calculated as a percentage of annual base salary and adjusted based on individual and company performance: Target awards as a percent of base salary are as follows: 100% for CEO, 50% for named executive officers other than the CEO.

Column (h) —	Compensation attributable to the Alpharma Inc. Pension Plan is determined as the present value of the frozen benefit as of the measurement date (frozen as of December 31, 2006), less the present value of the frozen benefit as of the prior measurement date. The present values are determined assuming retirement at earliest unreduced age (65) or actual retirement date if the participant has commenced benefits. Other demographic assumptions are: no pre-retirement termination and RP2000 mortality projected to 2015 with Scale AA phased out linearly over the projection period. A discount rate of 6.25% is assumed as of the measurement date, and a discount rate of 6.00% is assumed as of the prior measurement date. Compensation attributable to Alpharma Inc. Supplemental Pension Plan is determined as the lump sum that would be payable as of December 31. 2007, less the lump sum that would have been payable January 1, 2007. There were no nonqualified deferred compensation earnings for the named executive officers.

Column (i) —	Amounts in this column include the following: Mr. Mitchell — tax gross-ups (legal fees and supplemental disability insurance) of $43,135, legal fees reimbursement related to establishment of citizenship and permanent residency of $36,898, executive allowance of $35,000, company contributions to defined contribution plan of $25,000, supplemental disability insurance of $13,922, company contributions under the Company’s Employee Stock Purchase Plan of $12,939 and group life insurance and AD&D benefit premiums of $2,100; Mr. Campbell — executive allowance of $28,600, company contributions to defined contribution plan of $24,208, company contributions under the Company’s Employee Stock Purchase Plan of $7,348, group life insurance and AD&D benefit premiums of $2,100, tax gross-up of $395 and corporate gift; Mr. Carlsson — defined contribution pension premiums for non U.S. plan of $85,752, company contributions under the Company’s Employee Stock Purchase Plan of $8,661, group life insurance premium of $3,675, supplemental insurance of $566, reimbursement due to delay in currency exchange execution related to stock option exercise, car allowance, telephone usage, and news subscription; Dr. Warner — executive allowance of $28,600, company contributions to defined contribution plan of $25,000, company contributions under the Company’s Employee Stock Purchase Plan of $8,292, group life insurance and AD&D benefit premiums of $2,100, tax gross-up of $471 and corporate gift; Ms. Wrenn — executive allowance of $28,600, company contributions to defined contribution plan of $20,000, company contributions under the Company’s Employee Stock Purchase Plan of $7,890, group life insurance and AD&D benefit premiums of $2,100 and tax gross-up of $364; Mr. Wrobel — severance payment of $1,068,743, company contributions to defined contribution plan of $18,219, group life insurance premium and AD&D benefit premiums of $2,100, company contributions under the Company’s Employee Stock Purchase Plan of $4,100, tax gross-up of $2,397, executive allowance and corporate gift.

GRANTS OF PLAN-BASED AWARDS

The following table provides information concerning the grants made to each of our named executive officers in fiscal 2007 under the Alpharma Inc. Executive Bonus Plan and the 2003 Omnibus Incentive Compensation Plan.

								All Other	All Other		Grant
								Stock	Option		Date
								Awards:	Awards:	Exercise	Fair
		Estimated Future Payouts			Estimated Future Payouts			Number	Number	or Base	Value of
		Under Non-Equity Incentive			Under Equity Incentive			of Shares	of Securities	Price of	Stock
		Plan Awards			Plan Awards			of Stock	Underlying	Option	and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards	Option
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)

Dean J. Mitchell
Alpharma Inc. Executive Bonus Plan		$262,000	$655,000	$1,310,000	—	—	—
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—	22,000			$527,120
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—		99,500	$23.96	$937,360

Jeffrey S. Campbell
Alpharma Inc. Executive Bonus Plan		$80,000	$200,000	$400,000	—	—	—
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—		14,000	$23.96	$131,890
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—	3,100			$74,276
2003 Omnibus Incentive Compensation Plan	5/15/2007				—	—	—		14,000	$22.84	$127,095
2003 Omnibus Incentive Compensation Plan	5/15/2007				—	—	—	3,100			$70,804

Carl-Aake Carlsson
Alpharma Inc. Executive Bonus Plan		$88,405	$221,013	$442,026	—	—	—
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—		18,000	$23.96	$169,573
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—	4,700			$112,612

Ronald N. Warner
Alpharma Inc. Executive Bonus Plan		$84,000	$210,000	$420,000	—	—	—
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—		22,000	$23.96	$207,255
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—	4,700			$112,612

Carol A. Wrenn
Alpharma Inc. Executive Bonus Plan		$80,000	$200,000	$400,000	—	—	—
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—		22,000	$23.96	$207,255
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—	4,700			$112,612

Robert F. Wrobel
Alpharma Inc. Executive Bonus Plan	—	—	—	—	—	—	—	—	—	—	—
2003 Omnibus Incentive Compensation Plan	—	—	—	—	—	—	—	—	—	—	—
2003 Omnibus Incentive Compensation Plan	—	—	—	—	—	—	—	—	—	—	—

Footnotes:

Column (c) —	Threshold is defined under the SEC Proxy regulations as the minimum amount payable for a certain level of performance under the plan. Threshold Bonus is defined under Alpharma’s Executive Bonus Plan (“EBP”) as an amount equal to 40% of a Participant’s Target Bonus.

Column (d) —	Target Bonus is defined under the SEC Proxy regulations as the amount payable if the specified performance target(s) are reached. Target Bonus is defined under the EBP as the targeted amount of bonus award established for each eligible employee, expressed as a percentage of the employee’s base salary corresponding to the employee’s position at the end of the applicable incentive year; assuming his or her individual goals are achieved at the 100% level established in the plan.

Column (e) —	Maximum Bonus is defined under the SEC Proxy regulations as the maximum payout possible under the plan. Maximum Bonus is defined under the EBP as an amount equal to 200% of a Participant’s Target Bonus.

Column (i) —	See the Compensation Discussion and Analysis under “2007 Long-Term Incentive Awards” for an explanation of the Company’s performance-based restricted stock unit (PBRS) awards.

Plan Award Terms

The plan awards reported above for the 2007 fiscal year were made under our 2003 Omnibus Incentive Compensation Plan and our Executive Bonus Plan.

As more fully discussed in the CD&A under “Incentive Compensation Details — 2007 Annual Bonus Plan,” awards under the Executive Bonus Plan may be made to executive officers and key employees performing services for the Company in the form of a cash bonus at a target level. Target levels for each NEO are set as a percentage of base salary. Each of the NEOs may receive more or less than his or her target level bonus, based upon the Company’s ability to achieve certain operating income, cash flow and revenue growth targets for the fiscal year. In addition, for executive officers who are responsible for a specific business segment, a portion of his or her bonus depends on such business segment’s achievement of certain income, cash flow and revenue targets for the fiscal year. As provided in the Executive Bonus Plan, the Compensation Committee has the discretion to vary any individual bonus award from the amount derived by the application of the criteria described above.

Plan awards to our NEOs under our 2003 Omnibus Incentive Compensation Plan for the 2007 fiscal year were made in the form of stock options and performance-based restricted stock unit awards. Stock option awards vest at the rate of 25% on each of the first four anniversaries of the date of grant and have a ten year term. During fiscal year 2007, performance-based restricted stock unit awards were also granted under the Plan. These awards are scheduled to vest on the third anniversary of the grant date, and according to the original terms of the grant, the amount of shares to be earned upon vesting was to be determined as a percentage of a target level based on the Company’s attainment of certain levels of earnings before interest, taxes, depreciation and amortization (EBITDA). However, for the reasons described above in the CD&A under “Incentive Compensation Details — 2007 Long Term Incentive Awards,” the Compensation Committee amended these awards in January 2008 to eliminate the performance component of the vesting and such awards will cliff vest on the third anniversary of the grant date. The restricted stock units convert to Class A Common Stock on a one-for-one basis.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information concerning the current holdings of unexercised and unvested stock options and unvested restricted stock awards for each of the named executive officers as of the end of fiscal 2007.

	Option Awards					Stock Awards
									Equity
									Incentive
									Plan
								Equity	Awards:
			Equity					Incentive	Market
			Incentive					Plan	or Payout
			Plan					Awards:	Value of
			Awards:				Market	Number of	Unearned
			Number			Number	Value of	Unearned	Shares,
	Number of	Number of	of			of Shares	Shares or	Shares,	Units or
	Securities	Securities	Securities			or Units	Units	Units or	Other
	Underlying	Underlying	Underlying			of Stock	of Stock	Other	Rights
	Unexercised	Unexercised	Unexercised	Option		That Have	That Have	Rights That	That Have
	Options	Options	Unearned	Exercise	Option	Not	Not	Have Not	Not
	(#)	(#)	Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Dean J. Mitchell	25,000	75,000	—	$23.730	7/3/2016	40,000	$806,000	—	—
	—	99,500	—	$23.960	3/28/2017	—	—	22,000	$443,300
Jeffrey S. Campbell	1,875	1,875	—	$19.800	3/8/2014	3,500	$70,525	—	—
	1,875	3,750	—	$11.170	5/12/2015	3,500	$70,525	—	—
	1,750	5,250	—	$31.620	2/27/2016	3,500	$70,525	—	—
	—	14,000	—	$23.960	3/28/2017	—	—	3,100	$62,465
	—	14,000	—	$22.840	5/15/2017	—	—	3,100	$62,465
Carl-Aake Carlsson	20,000	—	—	$30.110	2/23/2011	—	—	—	—
	—	3,375	—	$19.800	3/8/2014	7,200	$145,080	—	—
	2,500	7,500	—	$31.620	2/27/2016	4,270	$86,041	—	—
	—	18,000	—	$23.960	3/28/2017	—	—	4,700	$94,705
Ronald N. Warner	20,000	—	—	$12.760	12/4/2012	—	—	—	—
	13,500	4,500	—	$19.800	3/8/2014	9,000	$181,350	—	—
	3,163	9,487	—	$31.620	2/27/2016	5,400	$108,810	—	—
	—	22,000	—	$23.960	3/28/2017	—	—	4,700	$94,705
Carol A. Wrenn	2,635	7,905	—	$31.620	2/27/2016	4,500	$90,675	—	—
	—	22,000	—	$23.960	3/28/2017	—	—	4,700	$94,705
Robert F. Wrobel	25,000	—	—	$19.800	3/8/2014	—	—	—	—
	6,330	—	—	$31.620	2/27/2016	—	—	—	—

Footnotes:

Column (b) —	Mr. Mitchell’s option award of 25,000 shares vested on July, 3, 2007.

Mr. Campbell’s option award of 1,875 shares vested on March 8, 2007.

Mr. Campbell’s option award of 1,875 shares vested on May 12, 2007.

Mr. Campbell’s option award of 1,750 shares vested on February 27, 2007.

Mr. Carlsson’s option award of 20,000 shares vested 25% each on February 23, 2002, February 23, 2003, February 23, 2004 and February 23, 2005.

Mr. Carlsson’s option award of 2,500 shares vested on February 27, 2007.

Dr. Warner’s option award of 20,000 shares vested 50% each on December 4, 2005 and December 4, 2006.

Dr. Warner’s option award of 13,500 shares vested 1/3 each on March 8, 2005, March 8, 2006 and March 8, 2007.

Dr. Warner’s option award of 3,163 shares vested on February 27, 2007.

Ms. Wrenn’s option award of 2,635 shares vested on February 27, 2007.

Mr. Wrobel’s option award of 25,000 shares vested 25% each on March 8, 2005, March 8, 2006, March 8, 2007 and upon his retirement on July 6, 2007.

Mr. Wrobel’s option award of 6,330 shares vested 25% on 2/27/07 and 75% upon his retirement on July 6, 2007.

Column (c) —	Mr. Mitchell’s option award of 75,000 shares will vest 1/3 each on July 3, 2008, July 3, 2009 and July 3, 2010.

Mr. Mitchell’s option award of 99,500 shares will vest 25% on each of the four anniversaries following its grant date on March 28, 2007.

Mr. Campbell’s option award of 1,875 shares will 100% vest on March 8, 2008.

Mr. Campbell’s option award of 3,750 shares will vest 50% each on May 12, 2008 and May 12, 2009.

Mr. Campbell’s option award of 5,250 shares will vest 1/3 each on February 27, 2008, February 27, 2009 and February 27, 2010.

Mr. Campbell’s option award of 14,000 shares will vest 25% on each of the four anniversaries following its grant date on March 28, 2007.

Mr. Campbell’s option award of 14,000 shares will vest 25% on each of the four anniversaries following its grant date on May 15, 2007.

Mr. Carlsson’s option award of 3,375 shares will 100% vest on March 8, 2008.

Mr. Carlsson’s option award of 7,500 shares will vest 1/3 each on February 27, 2008, February 27, 2009 and February 27, 2010.

Mr. Carlsson’s option award of 18,000 shares will vest 25% on each of the four anniversaries following its grant date on March 28, 2007.

Dr. Warner’s option award of 4,500 shares will 100% vest on March 8, 2008.

Dr. Warner’s option award of 9,487 shares will vest 1/3 each on February 27, 2008, February 27, 2009 and February 27, 2010.

Dr. Warner’s option award of 22,000 shares will vest 25% on each of the four anniversaries following its grant date on March 28, 2007.

Ms. Wrenn’s option award of 7,905 shares will vest 1/3 each on February 27, 2008, February 27, 2009 and February 27, 2010.

Ms. Wrenn’s option award of 22,000 shares will vest 25% on each of the four anniversaries following its grant date on March 28, 2007.

Column (g) —	Mr. Mitchell’s stock award of 40,000 shares will 100% vest on July 3, 2009.

Mr. Campbell’s stock award of 3,500 shares will 100% vest on March 8, 2009.

Mr. Campbell’s stock award of 3,500 shares will 100% vest on May 12, 2010.

Mr. Campbell’s stock award of 3,500 shares will 100% vest on February 27, 2009.

Mr. Carlsson’s stock award of 7,200 shares will 100% vest on March 8, 2009.

Mr. Carlsson’s stock award of 4,270 shares will 100% vest on February 27, 2009.

Dr. Warner’s stock award of 9,000 shares will 100% vest on March 8, 2009.

Dr. Warner’s stock award of 5,400 shares will 100% vest on February 27, 2009.

Ms. Wrenn’s stock award of 4,500 shares will 100% vest on February 27, 2009.

OPTION EXERCISES AND STOCK VESTED

The following table provides information concerning stock option exercises and the vesting of restricted stock awards for each of the named executive officers during fiscal 2007.

	Option Awards		Stock Awards
	Number of	Value	Number of	Value
	Shares	Realized	Shares	Realized
	Acquired on	on	Acquired	on
	Exercise	Exercise	on Vesting	Vesting
Name	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)

Dean J. Mitchell	—	$—	—	$—
Jeffrey S. Campbell	—	$—	25,000	$528,920
Carl-Aake Carlsson	9,625	$128,369	10,000	$227,400
Ronald N. Warner	—	$—	15,000	$341,100
Carol A. Wrenn	42,000	$319,795	12,500	$284,250
Robert F. Wrobel	10,000	$109,025	10,200	$243,099

EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2007 with respect to Alpharma’s common shares issuable under the Company’s equity compensation plans:

Number of Securities
Remaining Available for
Future Issuance under
	Number of Securities to be		Equity Compensation
	Issued Upon Exercise of	Weighted-Average	Plans
	Outstanding Options,	Exercise Price of	(Excluding Securities
	Warrant and Rights	Outstanding Options,	Reflected in Column (a))
Plan Category	(a)	Warrants and Rights	(b)

Equity compensation plans approved by security holders	1,388,893	$22.71	2,111,287
Equity compensation plans not approved by securities holders	None	None	None
Total	1,388,893	$22.71	2,111,287

(a)	The number of shares included in this column represent shares from the following equity compensation plans which have been approved by the Company’s shareholders: (i) Alpharma Inc. 1997 Stock Option and Appreciation Right Plan, (ii) Alpharma Inc. Non-Employee Director Option Plan and (iii) Alpharma Inc. 2003 Omnibus Incentive Compensation Plan.

(b)	The number of shares included in this column represents (i) 2,025,907 shares available for future grants under the Alpharma Inc. 2003 Omnibus Incentive Compensation Plan and (ii) 85,380 shares available for future purchase under the Alpharma Inc. Employee Stock Purchase Plan, as the Company is no longer able to grant shares out of either the (i) Alpharma Inc. 1997 Stock Option and Appreciation Right Plan or the (ii) Alpharma Inc. Non-Employee Director Option Plan.

PENSION BENEFITS

The following table provides information as of fiscal year-end 2007 for each of the named executive officers with respect to the Company’s pension plans.

			Number of
			Years	Present Value of	Payments
			Credited	Accumulated	During Last
Name			Service (#)	Benefit ($)	Fiscal Year ($)
(a)	(b)	Plan Name	(c)	(d)	(e)

Dean J. Mitchell		N/A	—	$—	$—
Jeffrey S. Campbell		Alpharma Inc. Pension Plan(1)	4	$39,938	$—
		Alpharma Inc. Supplemental Pension Plan(2)	3	$7,613	$—
Carl-Aake Carlsson		Alpharma Early Retirement Plan(3)
		(Non U.S. Plan)	21	$194,411	$—
Ronald N. Warner		Alpharma Inc. Pension Plan(1)	4	$53,649	$—
		Alpharma Inc. Supplemental Pension Plan(2)	3	$9,222	$—
Carol A. Wrenn		Alpharma Inc. Pension Plan(1)	5	$40,304	$—
		Alpharma Inc. Supplemental Pension Plan(2)	4	$9,165	$—
Robert F. Wrobel		Alpharma Inc. Pension Plan(1)	9	$218,020	$8,172
		Alpharma Inc. Supplemental Pension Plan(2)	8	$41,336	$—

Footnotes:

(1)	The Alpharma Inc. Pension Plan was frozen as of December 31, 2006. The Alpharma Inc. Pension Plan benefit was valued assuming retirement at earliest unreduced age (65), no pre-retirement termination, RP2000 mortality projected to 2015 with Scale AA phased out linearly over the projection period, and a December 31, 2007 discount rate of 6.25%.

(2)	SERP — Alpharma Inc. Supplemental Pension Plan was frozen as of December 31, 2005. The Supplemental Pension Plan as amended provides that all participants will receive a lump sum payment of their benefit as soon as administratively practicable following the date that is six months after the participant’s termination. SERP value shown is lump sum payable as of December 31, 2007 had the participant been eligible to commence.

(3)	Present value calculation in U.S. dollars is based on year-end closing exchange rate with 1 Norwegian Kroner = 0.18506 U.S. Dollar.

Alpharma Inc. Pension Plan

Eligibility.  Prior to January 1, 2007, an eligible employee became a participant in the Alpharma Inc. Pension Plan (the “Pension Plan”) on the first July 1 or January 1 coincident with or next following the date he had completed 3 months of continuous service with an Alpharma company, and attained age 18 years. Effective as of January 1, 2007, participation in the Pension Plan is frozen. Jeffrey S. Campbell, Ronald N. Warner, Carol A. Wrenn and Robert F. Wrobel are participants in the Pension Plan. Dean J. Mitchell and Carl-Aake Carlsson are not participants in the Pension Plan.

Vesting.  A participant will be fully vested after completing five years of service. Notwithstanding the foregoing, a participant who was employed by Alpharma on December 31, 2006, is fully vested in his accrued benefit as of such date regardless of his number of years of service. Jeffrey S. Campbell, Ronald N. Warner, Carol A. Wrenn and Robert F. Wrobel are vested in their benefits under the Pension Plan.

Actuarial Assumptions.  For purposes of determining benefits under the Pension Plan, except lump-sum payments, the following actuarial assumptions are used:

Mortality Table — 1971 Group Annuity Mortality Table for Males

Interest — 8.0%

For purposes of determining lump sum payments, the actuarial assumptions prescribed under Section 417(e) of the Code, the Pension Funding Equity Act and Pension Protection Act of 2006 are used.

Normal Retirement Benefit.  The annual retirement benefit payable to a participant on his normal retirement date (age 65) in the form of a single life annuity is equal to:

0.8% of his final average earnings up to covered compensation, plus 1.45% percent of his final average earnings in excess of covered compensation
times
years of benefit service
(not to exceed 30).

Effective as of December 31, 2006, future benefit accruals under the Pension Plan ceased.

Early Retirement Benefit.  A participant who terminates employment after attaining age 55 and having at least 5 years of service is eligible for an early retirement benefit. A participant’s normal retirement benefit will be reduced by 7% for each year payments commence before he attains age 65 between the ages of 60 and 65 and 4% for each year payments commence before he attains age 65 between the ages of 55 and 60. Robert F. Wrobel retired in 2007 and commenced payment of his early retirement benefit.

Compensation.  The final average earnings of a participant will be the annual average of the earnings paid during the 5 consecutive plan years for which his earnings were highest within the last 10 plan years immediately preceding his termination of employment. If a participant has less than 5 years of employment, then his final average earnings will be the average annual earnings paid during his employment. Generally, with respect to the above-named participants, earnings mean base compensation.

Forms of Benefit.  The normal form of benefit for a married participant is a qualified joint and survivor annuity (“QJSA”). The normal form of benefit for an unmarried participant is a single life annuity. In lieu of the normal form of benefit, a participant may elect to have his benefit paid as a joint and (50%, 75% or 100%) survivor annuity or a ten year certain life annuity. If a participant’s benefit is paid in a form other than a single life annuity, his monthly benefit will be reduced to reflect the fact that benefits will be paid over two lifetimes (or, in the case of a ten year certain annuity, for a period certain).

Alpharma Inc. Supplemental Pension Plan

Eligibility.  Prior to January 1, 2006, the Committee appointed highly compensated employees or key management employees to participate in the Alpharma Inc. Supplemental Pension Plan (the “SPP”). Effective as of December 31, 2005, participation in the SPP was frozen. Jeffrey S. Campbell, Ronald N. Warner and Carol A. Wrenn are participants in the Plan. Robert F. Wrobel received a distribution of his entire benefit under the SPP in 2008. Carl-Aake Carlsson and Dean J. Mitchell are not participants in the SSP.

Vesting.  A participant will be fully vested after completing five years of service. Robert F. Wrobel was vested in his benefit under the SPP. Jeffrey S. Campbell, Ronald N. Warner and Carol A. Wrenn are vested in their benefits.

Benefit.  The benefit payable to a participant is equal to the difference that the participant would have received under the Pension Plan if his compensation was not limited by Section 401(a)(17) of the Code less his actual benefit under the Pension Plan. The amount of compensation (as defined under the Pension Plan) that is considered under the SPP is limited to $235,840, and compensation earned after the last payroll period ending in 2005 is not taken into account.

Actuarial Assumptions.  The actuarial assumptions used to determine benefits under the SPP are the same as those used to determine benefits under the Pension Plan.

Forms of Benefit.  A participant’s benefit under the SPP will be paid in a lump sum six months after termination from employment.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information for fiscal 2007 with respect to the non-qualified defined contribution and compensation deferral plans of the Company for each of the named executive officers.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions in	Contributions in	Earnings	Withdrawals/	Balance at Last
	Last FY	Last FY	in Last FY	Distributions	FYE
Name	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)

Dean J. Mitchell	$—	$—	$—	$—	$—
Jeffrey S. Campbell	$—	$3,249	$6,161	$—	$91,970
Carl-Aake Carlsson	$ N/A	$ N/A	$ N/A	$ N/A	$ N/A
Ronald N. Warner	$—	$1,263	$1,455	$—	$39,857
Carol A. Wrenn	$—	$3,066	$6,243	$—	$68,955
Robert F. Wrobel	$—	$3,719	$21,597	$—	$305,720

Footnotes:

Column (c) — Reflects adjustment to the 2003 Supplemental Savings Plan for transmittal corrections.

Alpharma Inc. 2007 Supplemental Savings Plan

Eligibility.  The Committee appoints highly compensated employees or key management employees as eligible to participate in the Alpharma Inc. 2007 Supplemental Savings Plan (the “2007 SSP”). Jeffrey S. Campbell is a participant in the 2007 SSP. Carl-Aake Carlsson, Dean J. Mitchell, Carol A. Wrenn and Ronald N. Warner are not participants in the 2007 SSP. Robert F. Wrobel’s benefits were paid following his termination of employment and thus he no longer has a benefit under the 2007 SSP.

Vesting.  A participant is immediately vested in his deferrals to the 2007 SSP.

Contributions.  Participants may elect to defer up to 75% of their compensation, as described below. There are no matching contributions under the 2007 SSP.

Compensation.  Compensation means base salary, including amounts deferred under the 2007 SSP and the Alpharma Inc. Savings Plan, and bonus under the Short-Term Incentive Plan.

Forms of Benefit.  A participant’s benefit under the Plan will be paid in a lump sum six months after termination from employment.

Alpharma Inc. 2005 Supplemental Savings Plan

Eligibility.  The Committee appointed highly compensated employees or key management employees as eligible to participate in the Alpharma Inc. 2005 Supplemental Savings Plan (the “2005 SSP”). The 2005 SSP was frozen effective as of December 31, 2005. Jeffrey S. Campbell, Ronald N. Warner and Robert F. Wrobel

are participants in the 2005 SSP. Robert F. Wrobel has terminated employment and has a benefit under the 2005 SSP. Carl-Aake Carlsson, Dean J. Mitchell and Carol A. Wrenn are not participants in the 2005 SSP.

Vesting.  A participant is immediately vested in his deferrals to the 2005 SSP. A participant is vested in his matching contributions after three years of service.

Contributions.  Participants could have elected to defer up to 25% of their compensation, as described below. The Company credited matching contributions to a participant’s account in an amount up to six percent (6%) of the amount of compensation deferred under the 2005 SSP.

Compensation.  Compensation means base salary, including amounts deferred under the 2005 SSP and the Alpharma Inc. Savings Plan.

Alpharma Inc. Supplemental Savings Plan

Eligibility.  The Committee appointed highly compensated employees or key management employees as eligible to participate in the Alpharma Inc. Supplemental Savings Plan (the “SSP”). The SSP was frozen effective as of December 31, 2004. Jeffrey S. Campbell, Ronald N. Warner and Carol A. Wrenn are participants in the SSP. Carl-Aake Carlsson and Dean J. Mitchell are not participants in the SSP. Robert F. Wrobel received a distribution of his entire benefit under the SSP in 2008.

Vesting.  A participant is fully vested in his deferrals to the SSP. A participant is vested in his matching contributions after three years of service.

Contributions.  Participants could have elected to defer a portion of their compensation, as described below. In no event could a participant’s deferrals under the SSP and the Alpharma Inc. Savings Plan exceed more than 10% of his compensation. Participants were permitted to defer a portion of their bonuses to the SSP. The Company credited matching contributions to a participant’s account in an amount up to six percent (6%) of the amount of compensation deferred under the SSP.

Compensation.  Compensation means base salary, including amounts deferred under the SSP and the Alpharma Inc. Savings Plan.

Forms of Benefit.  A participant’s benefit under the Plan will be paid in a lump sum as soon as administratively practicable following the date that is six months after his termination from employment.

Potential Payments upon Termination or Change in Control of the Company

The section below describes the payments that may be made to NEOs upon termination of employment or in connection with a sale of a business unit or a change in control of Alpharma. Potential payments for Alpharma’s NEOs for each of the following termination scenarios are outlined in detail below: “Voluntary Termination”, “Involuntary Termination for Cause”, termination as a result of “Retirement”, “Disability” and “Death”, “Involuntary Termination without Cause or Voluntary Termination for Good Reason absent a Change in Control” and “Involuntary Termination without Cause or Voluntary Termination for Good Reason upon a Change in Control”.

Payments Made Upon Termination (All Executives)

An NEO may be entitled to receive the following amounts earned during the term of employment regardless of the manner in which an NEO’s employment terminates except where indicated to the contrary.

•	Unpaid base salary through the date of termination.

•	Any accrued and unused vacation pay.

•	Any unpaid annual bonus with respect to a completed performance period assuming the executive is employed on the actual day the bonus is paid.

•	All accrued and vested balances under the Savings Plan (401k Plan), as well as the Pension Plan, Supplemental Pension Plan, and Supplemental Savings Plan as described in the “Pension Benefits” and

“Non-Qualified Deferred Compensation” sections of the proxy. The balance under these plans includes balances of the Alpharma Supplemental Savings Plan (frozen on 12/31/2004), the 2005 Supplemental Savings Plan (frozen on 12/31/2005), and the 2007 Supplemental Savings Plan.

•	All outstanding and vested stock options (except in the event of termination for Cause, under which, all the vested and unvested stock options will be forfeited).

•	All other benefits under the Company’s compensation and benefits programs that are available to all salaried employees and do not discriminate in scope, terms or operation in favor of the NEO.

Payment Made Upon Retirement (All Executives)

In the event of the retirement of an NEO, in addition to the items listed under the heading “Payments Made Upon Termination”, the NEO will receive the following benefits:

•	Pro-rated unvested restricted stock will vest. Since none of the NEOs is of retirement age as of 12/31/2007, they are not eligible to receive any pro-rated unvested restricted stock.

•	In the case of Mr. Mitchell only, any unvested portion of his 40,000 sign-on restricted stock award granted on July 3, 2006 immediately vests.

Payment Made Upon Death or Disability (All Executives)

In the event of death or disability of an NEO, in addition to the benefits listed under the heading “Payment Made Upon Termination” above, the NEO will receive the following:

•	Benefits under Alpharma’s short-term and/or long-term disability plans or benefits under Alpharma’s life insurance plan, as appropriate.

•	All unvested stock options, unvested restricted stock and restricted stock units will vest.

The following paragraphs discuss payments (as reflected in the termination tables outlined following this section of the proxy) upon Involuntary Termination without Cause or for Good Reason (or Constructive Termination, as the case may be) absent a Change in Control or Termination without Cause or for Good Reason upon a Change in Control for each executive under his/her own agreements with Alpharma.

Dean J. Mitchell (CEO)

Payments Made Upon Involuntary Termination without Cause or Voluntary Termination for Good Reason absent a Change in Control

In the event of an involuntary termination without “Cause” (“Cause” is generally defined in Mr. Mitchell’s agreement as (i) conviction of a felony or other crime involving moral turpitude or (ii) willful gross neglect or conduct resulting in material economic harm to the Company) or a voluntary termination for “Good Reason” (generally defined as any of the following, provided the Company fails to cure the event upon 10 days written notice, (i) a reduction in base salary or target bonus opportunity; (ii) a forced relocation of greater than 50 miles; (iii) a material diminution of Mr. Mitchell’s job responsibilities, duties, or status within the Company; (iv) removal as President or CEO; (v) failure to appoint Mr. Mitchell to the Board, the removal of Mr. Mitchell from the Board, or the failure to be re-elected to the Board; (vi) a change in Mr. Mitchell’s direct reporting relationship with the Board, (vii) a material breach by the Company of Mr. Mitchell’s employment agreement or (viii) the failure of the Company to obtain the assumption in writing of its obligations under Mr. Mitchell’s agreement by any successor entity), Mr. Mitchell’s severance would be as follows:

•	Cash severance equal to 24 months of base salary plus two times his target annual bonus, all paid in equal annual installments over the 24 months after termination;

•	Pro-rata payment of the annual bonus for the year of termination, based on the length of time worked during the year prior to termination, and determined based on actual results;

•	100% accelerated vesting of the unvested portion of the 40,000 sign-on restricted stock award granted on July 3, 2006; all other unvested stock options, unvested restricted stock and restricted stock units will be forfeited;

•	Continuation of health and welfare benefits for 24 months after termination of employment at the same cost as is applicable to other active employees.

“Cause” is defined under Alpharma’s Severance Plan as conviction of a felony, habitual excessive use of drugs or alcohol, unsatisfactory attendance, substantial and willful neglect of or inability to adequately perform job duties, disclosure of confidential information regarding the Company, or aiding or assisting any competitor of the Company.

Payments Made Upon a Change in Control (Mr. Mitchell Only)

The benefits provided in connection with a change in control for Mr. Mitchell are governed by the terms and conditions outlined in Alpharma’s Change in Control Plan (“Change in Control Plan”).

Under the Change in Control Plan, a “Change in Control” is defined as (i) the acquisition by any person, entity or group (excluding Alpharma and its subsidiaries) of beneficial ownership of shares of Company’s common stock sufficient to elect a majority of directors to the Board; (ii) the current Board (which for this purpose includes any director subsequently elected to the Board whose nomination or election is approved by a majority of the current Board) ceases for any reason to constitute at least a majority of the Board; (iii) approval by the Company’s shareholders of a reorganization, merger or consolidation of the Company (provided that these shareholders do not, immediately after the reorganization, merger or consolidation, own shares sufficient to elect a majority of directors of the new entity); or (iv) a liquidation or dissolution of the Company (other than pursuant to the U.S. Bankruptcy Code) or the transfer or leasing of all or substantially all of the assets of the Company to any person.

Upon the effective date of a Change in Control of the Company all unvested stock options will vest and remain exercisable for the remainder of the term of the option.

Payments Made Upon Certain Events in Connection with a Change in Control (Mr. Mitchell Only)

If Mr. Mitchell’s employment is terminated without Cause or for Good Reason (as each such term is defined in his agreement) or due to Constructive Termination (which, under the Change in Control Plan, generally means (i) a reduction in base salary or target bonus opportunity; (ii) a forced relocation of greater than 50 miles; (iii) a reduction in benefits; (iv) a substantial diminution of the executives’ job responsibilities, duties, or status within the Company; or (v) a detrimental change in the reporting relationship of the Executive, including, e.g., a change in the person who held the position to whom the Executive reported prior to the Change in Control), and each such termination occurs in connection with a Change in Control of the Company (i.e., if the termination occurs within the period starting three months before a Change in Control and ending two years after the Change in Control), Mr. Mitchell’ severance would be as follows:

•	Cash severance equal to 36 months of annual base salary and target annual bonus, all paid over the 36-month period.

•	Continuation of health and welfare benefits for 36 months after termination of employment at the same cost as is applicable to other active employees.

•	Pro-rata payment of the annual bonus for the year of termination, based on the length of time worked during the year prior to termination, and determined based on actual results.

•	All restricted stock and restricted stock units immediately vest.

•	All Performance Shares and Performance Units (as defined under the Omnibus Plan) shall be paid.

•	All Options and Units (as defined under the Stock Option Plan) shall become immediately exercisable.

•	In the event that the above payments would trigger the parachute excise tax, the Company would gross-up, or increase, Mr. Mitchell’s severance to offset the impact of the excise tax.

For Mr. Mitchell, all of the above Change in Control related benefits are contingent upon his executing a release of legal claims against the Company. Mr. Mitchell is also subject to a non-disclosure agreement which is unlimited in duration, and a non-competition, non-solicitation and non-interference with business relationships agreement, which is effective for a period of 12 months following Mr. Mitchell’s termination for any reason.

Jeffrey S. Campbell (CFO) and Division Presidents — Ronald N. Warner (Pharmaceuticals Business) & Carol A. Wrenn (Animal Health Business)

Mr. Campbell, Dr. Warner and Ms. Wrenn are covered under the Alpharma Severance Plan and the Change in Control Plan. Dr. Warner and Ms. Wrenn have also each entered into employment agreements (disclosed publicly through a Form 8-K, filed with the SEC on September 2, 2008) whereby benefits provided in connection with a Change in Control are governed solely by the Change in Control Plan.

Payments Made Upon Involuntary Termination without Cause absent a Change in Control (Mr. Campbell Only)

As covered under the Company’s Severance Plan, Mr. Campbell will be entitled to the following payments upon involuntary termination without Cause absent a change in control:

•	Cash severance equal to 18 months of the annual base salary plus 1.5 times his target annual bonus, all paid in equal annual installments over the 18 months after termination.

•	Benefits continuation for 18 months including medical, dental, accidental death and dismemberment and/or life insurance at the same cost as is applicable to other active employees.

•	All unvested stock options, unvested restricted stock and restricted stock units will be forfeited.

Payments made Upon Involuntary Termination without Cause absent a Change in Control of Alpharma (Dr. Ronald Warner and Dr. Carol A. Wrenn Only)

•	The Severance Plan provides for 18 months of base salary and bonus.

Payments made Upon a Change in Control of Alpharma

As covered under the Change in Control Plan, Mr. Campbell, Dr. Warner and Ms. Wrenn will be entitled to the following benefits upon a Change in Control:

•	All unvested stock options will become immediately exercisable and will remain exercisable for the remainder of the term of each option.

•	All Nonqualified Stock Options (“NQSOs”) and all Incentive Stock Options (“ISOs”) (both as defined under the Omnibus Plan) held by Company executives will become immediately exercisable and would remain exercisable for the lesser of (i) the length of time during which the NQSO or ISO may be exercised and (ii) the maximum period permitted under the Omnibus Plan.

Payments Made Upon Certain Events in Connection with a Change in Control

The Change in Control Plan provides participants with the following severance benefits upon Involuntary Termination of Employment or Constructive Termination (as defined in the Change in Control Plan) within the two-year period following a Change in Control:

•	A severance payment of the participant’s annual salary plus annual bonus and limited benefits continuance for a term ranging from one to three years based on employment level.

•	An Executive will receive his or her bonus or other cash incentive award (as in effect immediately preceding the date of a change in Change in Control event) at 100% of his or her annual target rate, with an assumed 100% funding of any applicable bonus pool, for the full period during which he or she is receiving Change in Control severance benefits.

•	All of a participant’s restricted stock and restricted stock options would immediately vest upon Involuntary Termination of Employment or Constructive Termination following a Change in Control or the purchase of all or substantially all of the Shares by an acquiror.

•	Upon termination following a Change in Control, participating executives will receive reasonable and customary outplacement support services.

•	To the extent that the Company (x) signs a definitive agreement on or prior to March 31, 2009 contemplating the consummation of a Change in Control, or (y) there actually occurs a Change in Control on or prior to March 31, 2009, or (z) a third party commences a tender offer on or prior to March 31, 2009 that is not approved by the Board and results in a Change in Control after March 31, 2009, and in any such event (i) a participant becomes entitled to receive payments that would trigger the parachute excise tax, the Company will gross-up, or increase, severance payments to offset the impact of the excise tax. The Company’s obligation to provide any such excise tax gross-up payment in respect of any of the above events (x), (y), or (z) will continue beyond March 31, 2009.

Assumptions Regarding Post Termination Tables

The following tables were prepared as though the NEO’s employment was terminated on December 31, 2007 (the last business day of 2007) using the closing share price of Alpharma’s Class A Common Stock of $20.15 as of that day. The amounts under the rows labeled “Change in Control Followed by Qualifying Event”, “Sale of API Business /Pharmaceuticals/Animal Health” and “Sale of Pharma/Animal Health/API Business Followed by Qualifying Event” assume that a Sale of the Business Unit or a Change in Control occurred and the employment of the executive was terminated on December 31, 2007. With these assumptions taken as a given, the Company believes that the remaining assumptions listed below, which are necessary to produce these estimates, are reasonable in the aggregate. However, the NEO’s employment was not terminated on December 31, 2007 and a Sale of the Business Unit or a Change in Control did not occur on that date. As a result there can be no assurance that a Sale of the Business Unit, a termination of employment, a Change in Control or a combination of these events would produce the same or similar results as those described if either or a combination of these events occurred on any other date or at any other price, or if any assumption is not correct. In addition, on February 6, 2008, the Company entered into a definitive agreement to sell its API business. The API sale closing occurred on April 1, 2008, with the transaction effective as of the close of business on March 31, 2008. Effective as of the closing of the transaction, Mr. Carlsson ceased to be employed by the Company and accordingly is no longer eligible to receive payments in connection with a Change in Control. Furthermore, on September 1, 2008, the employment agreements of Dr. Warner and Ms. Wrenn were amended such that the benefits provided in connection with a Change in Control are governed solely by the Change in Control Plan and on August 28, 2008 and September 1, 2008, the Board adopted certain amendments to the Company’s Change in Control Plan. None of these events are reflected in the following tables or assumptions. For a more complete discussion of NEO post termination payouts please see “Cash Consideration Payable Pursuant to the Offer and the Merger” filed under Item 3 of the Company’s Schedule 14D-9, the Employment Agreement, dated as of September 1, 2008, between the Company and Dr. Ronald Warner, filed as Exhibit (e)(3) to the Company’s Schedule 14D-9, the Employment Agreement, dated as of September 1, 2008, between the Company and Carol Wrenn, filed as Exhibit (e)(4) to the

Company’s Schedule 14D-9 and the Amended and Restated Executive Change in Control Plan, filed as Exhibit (e)(7) to the Company’s Schedule 14D-9, incorporated herein by reference.

For the purpose of this analysis, we have made the following assumptions with respect to payments made for termination absent a Change in Control and without a Sale of the Business Unit:

In the case of a termination without Cause or for Good Reason absent a Change in Control, the CEO (Mr. Mitchell) is covered by his employment agreement entered into on May 31, 2006 and the other executives are covered by the Alpharma Inc. Severance Plan (“Severance Plan”), effective June 22, 2006.

Cash Severance.

•	All the executives are assumed to have terminated on 12/31/2007 (last day of the fiscal year 2007). However, none of the executives actually terminated on the aforementioned date.

•	For this analysis, we are assuming that the annual bonus for fiscal year 2007 has been paid.

•	For the purpose of this analysis, we have assumed that none of the executives have any accrued or unused vacation remaining at the time of termination.

Benefits Continuation.

•	Mr. Mitchell’s employment agreement provides for the continuation of all health and welfare benefits (i.e., medical, dental, prescription, vision, employee assistance program, basic life insurance and accidental death and dismemberment), available to him prior to termination.

•	For the other executives, the Severance Plan provides for the continuation of medical (which also includes the prescription and vision plans), dental, employee assistance program, basic life insurance and accidental death and dismemberment benefits as available to the executive prior to termination.

Retirement Plan Benefits.

•	The values reflect the total account balances in the following plans:

•	The lump sum present value of the accrued benefits under the Pension Plan and Supplemental Pension Plan as determined by Alpharma’s actuary for Mr. Campbell, Dr. Warner and Ms. Wrenn only.

•	All three executives have fully vested benefits under the Pension Plan and the Supplemental Pension Plan as they have completed 5 years of service required by the plans. The lump-sum present value of the benefits will be provided upon any termination, except for death prior to retirement in which case 50% of the accrued benefits will be provided to the executive’s spouse or designated beneficiary.

•	Vested account balance in the 401(k) plan as of 12/31/07 for all the US executives.

•	Account balances in the 401(k) are fully vested for Mr. Mitchell, Mr. Campbell, Dr. Warner and Ms. Wrenn because they were employed by 12/31/2006.

•	Total account balance in the Non-Qualified Deferred Compensation plans (all the Savings Plans) as of 12/31/07 for Mr. Campbell, Dr. Warner and Ms. Wrenn.

•	Benefits under all savings plans are fully vested for Mr. Campbell, Dr. Warner and Ms. Wrenn because they have completed 3 years of services as required by the plans.

Equity.

•	For Mr. Mitchell, his employment agreement provides the executive with accelerated vesting of the “Sign-on Restricted Stock Grant” that was awarded on July 3, 2007.

•	Any unvested options or restricted stock grants other than the “Sign-on Restricted Stock Grant” will be forfeited.

•	The values reflect the in-the-money value for all vested stock options plus the value of unvested Sign-on Restricted Stock Grant of 40,000 shares which were unvested as of 12/31/2007 based on a fiscal year end 2007 stock price of $20.15.

•	Other executives will be entitled to vested stock options only, according to the Severance Plan.

•	Any unvested options, restricted stock or restricted stock units will be forfeited.

•	The equity values reflect the in-the-money value for all vested stock options as of 12/31/2007, based on a fiscal year end 2007 stock price of $20.15.

For the purpose of this analysis, we have made the following assumptions with respect to payments made for termination following a Change in Control or Sale of the Business Unit (for Mr. Carlsson):

Upon a termination without Cause, for Good Reason or due to Constructive Termination following a Change in Control, the executives were covered by the following agreements:

•	Mr. Mitchell is covered by his employment agreement entered into on May 31, 2006.

•	Mr. Campbell is covered by the Alpharma Inc. Change in Control Plan, effective January 29, 2007.

•	Mr. Carlsson is covered by his retention agreement signed on November 9, 2007.

•	Dr. Warner and Ms. Wrenn are covered by their employment agreements entered into in September 2008.

Cash Severance.

•	A Change in Control was assumed to have occurred on 12/31/2007 (last day of the fiscal year 2007). However, no Change in Control actually occurred on the aforementioned date.

•	All the executives are assumed to have terminated on 12/31/2007 (last day of the fiscal year 2007). However, the employment of the executives was not actually terminated on the aforementioned date.

•	For this analysis, we are assuming that the annual bonus for FY 2007 has been paid.

•	For the purpose of this analysis, we have assumed that none of the executives have any accrued or unused vacation remaining at the time of termination.

Benefits Continuation.

•	Mr. Mitchell’s employment agreement provides for the continuation of all health and welfare benefits (i.e., medical, dental, prescription, vision, employee assistance program, basic life insurance and accidental death and dismemberment), available to the executive prior to termination.

•	For the other executives, the retention plans and the Change in Control Plan provides for the continuation of medical (which also includes the prescription and vision plans), dental, employee assistance program, basic life insurance and accidental death and dismemberment benefits as available to the executive prior to termination.

Retirement Plan Benefits.

•	All executives receive the same benefits as those received under termination absent a Change in Control.

Equity.

•	All the agreements (CEO’s employment agreement, the Change in Control Plan, the retention agreement of Mr. Carlsson) provide for full acceleration of all unvested stock options upon a Change in Control (single trigger), and full acceleration of all unvested restricted stock and restricted stock units upon termination following a Change in Control (double trigger). For this analysis, we assumed that termination occurs on the date of the Change in Control, so all awards accelerate.

•	The values reflect the in-the-money value of all vested and unvested stock options and the value of all restricted stock based on a fiscal year end 2007 stock price of $20.15.

Outplacement.

•	Mr. Carlsson is entitled to professional outplacement services of a maximum of $20,000, as provided in his retention agreement.

Golden Parachute (280G Gross-up).

•	The agreements provide different treatment of “Golden Parachute” excise tax for each executive.

•	Mr. Mitchell’s employment agreement provides a “Gross-up” treatment for the “Golden Parachute” excise tax, which means in the event parachute excise taxation would be triggered by the Change in Control payments and benefits, Alpharma would gross up Mr. Mitchell’s Change in Control payments to offset the impact of the excise taxes.

•	The Change in Control Plan provides for a “Best Net Benefit” approach for Mr. Campbell. This means that the total Change in Control payments would be reduced to the extent that no portion of the payment would be subject to the excise tax, but only if, the executive’s “net after-tax benefit” would exceed what the net after-tax benefit would have been if such reduction were not made and the executive paid such excise tax.

•	Mr. Carlsson, who is governed by his retention agreement, is entitled to a “Modified Gross-up”, which means Alpharma will gross up executives’ Change in Control payments to offset the impact of the excise tax, but only if the excise tax is greater than $50,000. If the excise tax is equal to $50,000 or less, then the Change in Control payments will be reduced so that the payment is equal to 2.99 times the base amount of the executive and no excise tax is triggered.

For the purpose of this analysis, we have made the following assumptions with respect to payments made following a Sale of the Business Unit (for Mr. Carlsson):

Cash Severance.

•	A Sale of the Business Unit was assumed to have occurred on 12/31/2007 (last day of the fiscal year 2007). However, no sale actually occurred on the aforementioned date.

•	Mr. Carlsson is eligible to receive a transaction bonus calculated based on a percentage of the cash consideration that the acquiring company pays to Alpharma either 6 months after the sale of API or upon termination without Cause or due to Constructive Termination after the sale of API. The potential range of the transaction bonus is from $0 to $1,040,000. For the purpose of this analysis, we have assumed that Mr. Carlsson would receive the maximum bonus payout opportunity.

Post Termination Payments Table

						Retirement
			Health and		Equity	Plan			Excise Tax
	Cash		Welfare		Value	Benefits	Insurance	Outplacement	Gross-Up
	Severance		Continuation		(6)	(7)	(8)(9)	(10)	(11)	Total
Name	($)		($)		($)	($)	($)	($)	($)	($)

Mr. Dean J. Mitchell
Retirement	$0.00		$0.00		$0.00	$56,934.70	$0.00	$0.00	N/A	$56,934.70
Disability	$0.00		$0.00		$1,249,300.00	$56,934.70	$5,203,100.38	$0.00	N/A	$6,509,335.08
Death	$0.00		$0.00		$1,249,300.00	$56,934.70	$2,000,000.00	$0.00	N/A	$3,306,234.70
Involuntary Termination (Severance) — For Cause	$0.00		$0.00		$0.00	$56,934.70	$0.00	$0.00	N/A	$56,934.70
Involuntary Termination (Severance) — Not for Cause	$2,620,000.00	(2)	$28,148.16	(4)	$806,000.00	$56,934.70	$0.00	$0.00	N/A	$3,511,082.86
Involuntary Termination (Severance) — Good Reason	$2,620,000.00	(2)	$28,148.16	(4)	$806,000.00	$56,934.70	$0.00	$0.00	N/A	$3,511,082.86
Change in Control Followed by a Qualifying Event	$3,930,000.00	(3)	$42,222.24	(5)	$1,249,300.00	$56,934.70	$0.00	$0.00	$0.00	$5,278,456.94
Mr. Jeffrey S. Campbell
Retirement	$0.00		$0.00		$17,493.75	$270,667.15	$0.00	$0.00	N/A	$288,160.90
Disability	$0.00		$0.00		$388,330.00	$270,667.15	$1,867,255.30	$0.00	N/A	$2,526,252.45
Death	$0.00		$0.00		$388,330.00	$246,891.44	$2,000,000.00	$0.00	N/A	$2,635,221.44
Involuntary Termination (Severance) — For Cause	$0.00		$0.00		$0.00	$270,667.15	$0.00	$0.00	N/A	$270,667.15
Involuntary Termination (Severance) — Not for Cause	$900,000.00	(2)	$21,111.12	(4)	$17,493.75	$270,667.15	$0.00	$0.00	N/A	$1,209,272.02
Involuntary Termination (Severance) — Good Reason	$0.00		$0.00		$17,493.75	$270,667.15	$0.00	$0.00	N/A	$288,160.90
Change in Control Followed by a Qualifying Event	$1,500,000.00	(3)	$35,185.20	(5)	$388,330.00	$270,667.15	$0.00	$0.00	0.00	$2,194,182.35
Mr. Carl-Aake Carlsson(1)
Retirement	$0.00		$0.00		$0.00	$194,411.08	$0.00	$0.00	N/A	$194,411.08
Disability	$0.00		$0.00		$327,006.75	$194,411.08	N/A	$0.00	N/A	$521,417.83
Death	$0.00		$0.00		$327,006.75	$194,411.08	$2,000,000.00	$0.00	N/A	$2,521,417.83
Involuntary Termination (Severance) — For Cause	$0.00		$0.00		$0.00	$194,411.08	$0.00	$0.00	N/A	$194,411.08
Involuntary Termination (Severance) — Not for Cause	$982,713.99	(2)	$6,361.53	(4)	$0.00	$194,411.08	$0.00	$0.00	N/A	$1,183,486.60
Involuntary Termination (Severance) — Good Reason	$0.00		$0.00		$0.00	$194,411.08	$0.00	$0.00	N/A	$194,411.08
Change in Control Followed by a Qualifying Event	$1,637,856.64	(3)	$10,602.55	(5)	$327,006.75	$194,411.08	$0.00	$20,000.00	$0.00	$2,189,877.03
Sale of API Business	$1,040,000.00	(3)	$0.00		$327,006.75	$194,411.08	$0.00	$0.00	N/A	$1,561,417.83
Sale of API Business Followed by a Qualifying Event	$1,637,856.64	(3)	$10,602.55	(5)	$327,006.75	$194,411.08	$0.00	$20,000.00	$0.00	$2,189,877.03

						Retirement
			Health and		Equity	Plan			Excise Tax
	Cash		Welfare		Value	Benefits	Insurance	Outplacement	Gross-Up
	Severance		Continuation		(6)	(7)	(8)(9)	(10)	(11)	Total
Name	($)		($)		($)	($)	($)	($)	($)	($)

Dr. Ronald N. Warner
Retirement	$0.00		$0.00		$152,525.00	$227,793.17	$0.00	$0.00	N/A	$380,318.17
Disability	$0.00		$0.00		$538,965.00	$227,793.17	$1,353,182.75	$0.00	N/A	$2,119,940.92
Death	$0.00		$0.00		$538,965.00	$196,357.49	$2,000,000.00	$0.00	N/A	$2,735,322.49
Involuntary Termination (Severance) — For Cause	$0.00		$0.00		$0.00	$227,793.17	$0.00	$0.00	N/A	$227,793.17
Involuntary Termination (Severance) — Not for Cause	$945,000.00	(2)	$21,111.12	(4)	$152,525.00	$227,793.17	$0.00	$0.00	N/A	$1,346,429.29
Involuntary Termination (Severance) — Good Reason	$0.00		$0.00		$152,525.00	$227,793.17	$0.00	$0.00	N/A	$380,318.17
Change in Control Followed by a Qualifying Event	$1,317,200.00	(3)	$28,148.16	(5)	$538,965.00	$227,793.17	$0.00	$20,000.00	$0.00	$2,132,106.33
Sale of Branded Pharma Business	$0.00		$0.00		$538,965.00	$227,793.17	$0.00	$0.00	N/A	$766,758.17
Sale of Branded Pharma Business Followed by a Qualifying Event	$1,317,200.00	(3)	$28,148.16	(5)	$538,965.00	$227,793.17	$0.00	$20,000.00	$0.00	$2,132,106.33
Ms. Carol A. Wrenn
Retirement	$0.00		$0.00		$0.00	$265,710.54	$0.00	$0.00	N/A	$265,710.54
Disability	$0.00		$0.00		$185,380.00	$265,710.54	$2,241,464.75	$0.00	N/A	$2,692,555.29
Death	$0.00		$0.00		$185,380.00	$240,975.99	$2,00,000.00	$0.00	N/A	$2,426,355.99
Involuntary Termination (Severance) — For Cause	$0.00		$0.00		$0.00	$265,710.54	$0.00	$0.00	N/A	$265,710.54
Involuntary Termination (Severance) — Not for Cause	$900,000.00	(2)	$3,182.43	(4)	$0.00	$265,710.54	$0.00	$0.00	N/A	$1,168,892.97
Involuntary Termination (Severance) — Good Reason	$0.00		$0.00		$0.00	$265,710.54	$0.00	$0.00	N/A	$265,710.54
Change in Control Followed by a Qualifying Event	$1,257,200.00	(3)	$4,243.24	(5)	$185,380.00	$265,710.54	$0.00	$20,000.00	N/A	$1,732,533.78
Sale of Animal Health Business	$100,000.00	(3)	$0.00		$185,380.00	$265,710.54	$0.00	$0.00	$0.00	551,090.54
Sale of Animal Health Business followed by a Qualifying Event	$1,257,200.00	(3)	$4,243.24	(5)	$185,380.00	$265,710.54	$0.00	$20,000.00	N/A	$1,732,533.78

(1)	For the purpose of this analysis, we have converted all the compensation and benefits paid to Mr. Carlsson in NOK into USD, based on an exchange rate as of December 31, 2007: 1 NOK = 0.18506 USD.

(2)	The cash severance provision for termination without Cause (all executives) or for Good Reason (for Mr. Mitchell only) absent a Change in Control reflects 18 months (24 months for Mr. Mitchell) of the annual base salary and target bonus. Mr. Mitchell also is also eligible to receive a pro-rated bonus for the year of termination. We assumed that the executive terminates on 12/31/07 and therefore the annual bonus has been paid. The value of accrued vacation pay is not included in the calculation.

(3)	The cash severance provision for termination without Cause or for Good Reason following a Change in Control or following a Sale of the Business Unit (for Mr. Carlsson, Dr. Warner and Ms. Wrenn) reflects 30 months (36 months for Mr. Mitchell and 24 months for Dr. Warner and Ms. Wrenn) of the annual base salary and target bonus. Mr. Carlsson, Dr. Warner and Ms. Wrenn are also eligible to receive a pro-rated bonus for the year of termination. We assumed that the executive terminates on 12/31/07 and therefore the annual bonus has been paid. The value of accrued vacation pay is not included in the calculation. Upon a Sale of the Business Unit that does not result in a Change in Control of Alpharma: Mr. Carlsson is eligible to receive a transaction bonus calculated based on a percentage of the cash consideration that the acquiring company pays to Alpharma either 6 months after the sale of API or upon termination without Cause or for Good Reason after the sale of API. The potential range of the transaction bonus is from $0 to $1,040,000. For the purpose of this analysis, we have assumed that Mr. Carlsson would receive the maximum bonus payout opportunity. Ms. Wrenn is eligible to receive a transaction bonus in the amount of $100,000 if the acquiring company pays to Alpharma an amount equal to or in excess of $250M no later than 6 months after the sale of the Animal Health business. For the purpose of this analysis, we have assumed that Ms. Wrenn would receive the $100,000 bonus payout opportunity. The calculation also includes 2 years of the executive allowance for Dr. Warner and Ms. Wrenn only.

(4)	Benefits continuation for termination without Cause (all executives) or for Good Reason (Mr. Mitchell only) absent a Change in Control reflects 18 months (24 months for Mr. Mitchell) continuation of Alpharma’s health and welfare program available to the executive.

(5)	Benefits continuation for termination without Cause or for Good Reason following a Change in Control or following a Sale of the Business Unit (for Mr. Carlsson, Dr. Warner and Ms. Wrenn) reflects 30 months (36 months for Mr. Mitchell and 24 months for Dr. Warner and Ms. Wrenn) continuation of Alpharma’s health and welfare program available to the executive.

(6)	Reflects the equity value as of 12/31/07 based on the FYE stock price of $20.15. Under the termination as a result of “Retirement” absent a Change in Control, the executive will be entitled to vested stock options and pro-rated unvested restricted stock. However, the executive is not of retirement age as of 12/31/07, therefore is not eligible for pro-rated unvested restricted stock. Under the termination as a result of “Disability” or “Death” absent a Change in Control, the executive will be entitled to vested and unvested stock options, unvested restricted stock and restricted stock units. Under the “Involuntary Termination for Cause” absent a Change in Control, all vested and unvested stock options will be immediately terminated and no longer exercisable. Under the situations of “Involuntary Termination without Cause” or “Involuntary Termination for Good Reason” absent a Change in Control, the executive will be entitled to vested stock options (all executives) and unvested “Sign-on Restricted Stock Grant” defined in the employment agreement (Mr. Mitchell only). As of 12/31/07, the Sign-on Restricted Stock Grant of 40,000 shares were unvested and will fully vest. All other unvested awards will be forfeited. Under the situations of “Involuntary Termination without Cause”, “Involuntary Termination for Good Reason” following a Change in Control or following a Sale of the Business Unit (for Mr. Carlsson, Dr. Warner and Ms. Wrenn), the executive will be entitled to vested and unvested stock options, unvested restricted stock and restricted stock units.

(7)	Reflects the vested balance in the Pension Plan, Supplemental Pension Plan, 401(k) plan and Supplemental Savings Plans under all the situations, except for termination as a result of “Death”. If the executive is terminated as a result of “Death” as of 12/31/07, his spouse or designated beneficiary will be entitled to 50% (100% for Messrs. Mitchell and Carlsson) of the vested benefits under the Alpharma Pension Plan and Supplemental Pension Plan as the pre-retirement death benefit.

(8)	Reflects the maximum payouts for disability. Payment will vary depending on nature of disabling loss. Disability coverage for Mr. Carlsson was not available.

(9)	Reflects the maximum life insurance payout assuming an accidental pre-retirement death.

(10)	Under the Retention Agreements for Mr. Carlsson, Dr. Warner and Ms. Wrenn, each executive is eligible to receive a payment for professional outplacement services.

(11)	None of the executive’s parachute payments trigger the 280G tax gross-up payment.

DIRECTOR COMPENSATION

The table below summarizes the compensation paid by the Company to non-employee directors for fiscal 2007.

					Change in
					Pension
					Value and
	Fees Earned				Non-qualified
	or Paid	Stock	Option	Non-equity	Deferred	All Other
	in Cash	Awards	Awards	Incentive Plan	Compensation	Compensation	Total
Name	($)	($)	($)	Compensation ($)	Earnings ($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Peter G. Tombros	$129,500	$83,883	$—	$—	$—	$—	$213,383
Finn Berg Jacobsen	$81,600	$54,691	$—	$—	$—	$—	$136,291
Ramon M. Perez	$87,600	$71,868	$—	$—	$—	$—	$159,468
Peter W. Ladell	$38,143	$14,788	$—	$—	$—	$—	$52,931
David C. U’Prichard	$30,743	$14,788	$—	$—	$—	$—	$45,531
Glen E. Hess (former director)	$16,457	$57,080	$—	$—	$—	$—	$73,537
Ingrid Wiik (former director)	$18,857	$24,040	$—	$—	$—	$20,774	$63,671

Footnotes:

Column (c) —	Reflects Stock Awards valued in accordance with SFAS 123R, which requires recognition of the fair value of stock-based compensation in net earnings, including the impact of compensation reversals due to award forfeitures. Compensation for restricted stock is recorded based on the market value of the stock on the grant date. The Company recognizes stock-based compensation expense over the requisite period of individual grants, which generally equals the vesting period of the grant (ref. Form 10-K, Notes to Consolidated Financial Statements). The fair value of equity awards computed in accordance with SFAS 123R at fiscal year end 2007 are: Mr. Tombros $164,629; Mr. Jacobsen $109,760; Mr. Ladell $109,760; Mr. U’Prichard $109,760; and Mr. Perez $109,760. The aggregate number of stock awards outstanding at fiscal year end 2007 are: Mr. Tombros 23,675; Mr. Jacobsen 15,952; Mr. Ladell 5,117; Mr. U’Prichard 5,117; Mr. Perez 20,117; and Mr. Hess 10,000.

Column (d) —	Option Awards are no longer granted to directors. The aggregate number of option awards outstanding at fiscal year end 2007 are: Mr. Tombros 24,500; Ms. Wiik 125,000; and Mr. Hess 24,500.

Column (g) —	Includes the following perquisites and personal benefits, the value of which was less than $10,000: Ms. Wiik-tax advice, retirement gift and related tax gross-up.

The Compensation Committee is responsible for making recommendations to the Board with respect to approving, evaluating, modifying, terminating and monitoring the compensation of members of the Board. When developing its recommendations, the Compensation Committee is guided by the following principles: compensation should fairly pay directors for work required in a company of Alpharma’s size and scope; compensation should align directors’ interests with the long-term interests of shareholders; and the structure of the compensation should be simple, transparent and easy for shareholders to understand. As such, in making its annual recommendations to the Board regarding director compensation, the Compensation Committee considers such factors as the time commitment expected of the Company’s Board members, the level of skill required and the types and amounts of compensation paid to directors of peer companies.

Outside directors receive a combination of cash and equity compensation. Mr. Mitchell, currently the only management director on the Board, does not receive any separate compensation for his services as a director. As compensation for serving on the Board during 2007, each outside director received an annual directors’ fee of $30,000. In addition, on June 5, 2007, each outside director received a grant of 5,117 restricted stock units under the Company’s 2003 Omnibus Incentive Compensation Plan. These units vest upon the director’s death, disability or retirement from the Board, or upon a change in control of the Company. The Chairman of each of the Audit, Nominating and Corporate Governance and Compensation Committees received an additional payment of $7,500. Mr. Tombros received an additional annual fee of $50,000 and an additional 2,558 restricted stock units (also scheduled to vest upon retirement) for his service as Chairman of the Board.

Through May 2007, each director received $1,200 for each Board and committee meeting attended in person and by telephone. Beginning in June 2007, each director received $2,000 for each Board meeting attended in person and $1,200 for each Board meeting attended by telephone. Each director also received a fee of $1,500 for each committee meeting attended in person and $1,200 for each committee meeting attended by telephone. In June 2007, the Board approved, on the Compensation Committee’s recommendation, an additional fee for any committee member who (i) attends in person two or more committee meetings (whether of the same or different committees) during any one calendar month and (ii) incurs one way travel of at least 1,000 miles from his normal residence or place of business to attend the meetings. If these requirements are met, then the committee member receives an additional $2,400 for each of the meetings attended during that calendar month.

Until December 31, 2005, directors also had the ability to participate in the Company’s Deferred Compensation Plan through which they were able to defer receipt of cash compensation and earn interest quarterly on such deferred amounts. However, effective December 31, 2005, the Company’s Deferred Compensation Plan was frozen, prohibiting participants from making future deferrals of cash compensation. There have been no deferrals by non-employee directors since December 31, 2005.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2007, Mr. Ramon M. Perez (2007 Chairman of the Compensation Committee), Mr. Finn Berg Jacobsen (through June 5, 2007), Mr. Peter W. Ladell, and Mr. Peter G. Tombros served on the Compensation Committee. All members of the committee are independent directors, and none of them are present or past employees or officers of the Company or any of its subsidiaries. No member of the committee has had any relationship requiring disclosure as a “related person transaction” as defined in our Related Persons Transactions Policy, which is described below under “Certain Relationships and Related Person Transactions.” None of our executive officers has served as a director or a member of the Compensation Committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served on our Board or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Information Statement. Based on those reviews and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement for filing with the SEC.

Compensation Committee

Ramon M. Perez, Chairman (2007)
Peter W. Ladell
Peter G. Tombros

This Compensation Committee Report is not deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act (the “Acts”), except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under either of such Acts.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed or expected to be billed by BDO Seidman, LLP, the Company’s independent registered public accounting firm for fiscal years ended December 31, 2007 and 2006, for professional services rendered in connection with the audits of the Company’s financial statements and reports for fiscal years 2007 and 2006 and for other services rendered during fiscal years 2007 and 2006 on behalf of the Company and its subsidiaries, as well as all “out-of-pocket” costs incurred in connection with these services, which have been or will be billed to the Company:

Audit Fees(1)	$1,896,221	$2,085,980
Audit-Related Fees(2)	$149,800	0
Tax Fees	0	0
All Other Fees	0	0
Total(3)	$2,046,021	$2,085,980

(1)	Audit Fees for fiscal years 2007 and 2006 were for professional services rendered by the auditor for the audit and review of the Company’s annual and quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.

(2)	Audit-Related Fees for fiscal year 2007 were for assurance and related services rendered by the auditor that were related to the performance of the audit and review of the Company’s financial statements, but not included in Audit Fees above. These services related primarily to increased audit procedures related to a business segment that is being divested.

(3)	With the adoption of its Audit & Non-Audit Services Pre-Approval Policy in May 2004, and subsequent modification and re-approval, most recently in July 2006, the Audit Committee commenced pre-approval of fees and services included within the scope of its policy. During 2007, the Audit Committee did not utilize the de minimis exception to pre-approval offered by the SEC, and as such, all fees disclosed above were approved by the Committee.

Audit & Non-Audit Services Pre-Approval Policy

Pursuant to its charter (available on the Company’s website and in print — See “Corporate Governance; Committees of the Board” above), the Audit Committee adopted its “Audit & Non-Audit Services Pre-Approval Policy” in May 2004 to establish procedures by which it pre-approves all audit and non-audit services provided by its independent auditor. This policy was subsequently re-approved on July 31, 2006. Through this policy, the Audit Committee ensures that the audit and non-audit services provided by its independent auditor are compatible with maintaining the independence of such auditor and maximizing efficiency overall. The Company’s policy sets forth a list of those types of audit, audit-related and tax services that its independent auditor is permitted to provide, and therefore have the general pre-approval of the Audit Committee. If a type of service has not received such “general” pre-approval, it will require “specific” pre-approval by the Audit Committee, based on a review of facts and circumstances, before such service may be provided by the independent auditor. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee. The policy also sets forth those non-audit services that the Company’s independent auditor is prohibited from providing, based upon legal requirements.

AUDIT COMMITTEE REPORT

The Audit Committee reviews and makes recommendations to the Board regarding internal accounting and financial controls, accounting principles and auditing practices, and it is responsible for the engagement of the independent registered public accounting firm, the scope of the audits to be undertaken by such accountants, administration of the Company’s Related Persons Transactions Policy and internal auditing. (See “Corporate Governance; Committees of the Board” above for further information.)

The Audit Committee reviews with the Company’s independent registered public accounting firm the results of its audit and of its interim quarterly reviews and the overall quality of the Company’s accounting policies. The Company’s independent registered public accounting firm assists management, as necessary, in updating the Audit Committee concerning new accounting developments and their potential impact on the Company’s financial reporting. The Audit Committee also meets regularly with the Company’s independent registered public accounting firm without management present. The Audit Committee reviews and discusses with management the Company’s annual audited financial statements and quarterly financial statements, including the Company’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Audit Committee also meets with Company management, without the Company’s independent registered public accounting firm present, to discuss management’s evaluation of the performance of the independent registered public accounting firm.

The Audit Committee also meets regularly with the Company’s internal audit director to discuss the Company’s internal audit process and the results of ongoing or recently completed internal audits.

With respect to fiscal year 2007, the Audit Committee:

•	reviewed and discussed the Company’s audited financial statements with BDO Seidman, LLP and with management;

•	discussed with BDO Seidman, LLP the scope of its services, including its audit plan;

•	reviewed the Company’s internal control processes and procedures;

•	discussed with BDO Seidman, LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended;

•	received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant’s independence;

•	reviewed the written disclosures and confirmation from BDO Seidman, LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and discussed with BDO Seidman, LLP their independence from management and the Company; and

•	approved the audit and non-audit services provided by BDO Seidman, LLP during fiscal year 2007.

Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for fiscal year 2007. The Audit Committee also evaluated and recommended to the Board of Directors the reappointment of BDO Seidman, LLP as the Company’s independent registered public accounting firm for fiscal year 2008.

Pursuant to Section 404 of the Sarbanes-Oxley Act, management is required to prepare, as part of the Company’s 2007 Annual Report on Form 10-K, a report by management on its assessment of the Company’s internal control over financial reporting, including management’s assessment of the effectiveness of such internal control. BDO Seidman, LLP has issued an audit report relative to internal control over financial reporting. During the course of fiscal year 2007, management regularly discussed its internal control review and assessment process with the Audit Committee, including the framework used to evaluate the effectiveness of such internal controls, and at regular intervals updated the Audit Committee on the status of this process and actions taken by management to respond to issues identified during this process. The Audit Committee also discussed this process with BDO Seidman, LLP. Management’s assessment report and the auditors’ audit report are included as part of the 2007 Annual Report on Form 10-K.

This report of the Audit Committee shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference.

By the Audit Committee:

Finn Berg Jacobsen (Chairman)
Ramon M. Perez
Peter G. Tombros

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Other Relationships and Transactions

For the fiscal year ended December 31, 2007, there were no transactions with the Company in which any related person had a direct or indirect material interest that would need to be disclosed pursuant to Item 404 of Regulation S-K, and there are currently no proposed plans for any such transaction.